UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE COMPANY

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40754

Cazoo Group Ltd

(Translation of registrant’s name into English)

41 Chalton Street

London NW1 1JD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-260711) and on Form F-3 (File No. 333-267724) of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

In connection with filing the registration statement on Form F-1 (File No. 333-274807) with the SEC on September 29, 2023 (the “Form F-1”), the Company is providing the below disclosure updates.

FREQUENTLY USED TERMS

Unless otherwise indicated and unless the context otherwise requires, “we,” “us,” “our,” “Cazoo” or the “Company” refer to Cazoo Group Ltd, a Cayman Islands exempted company, and its subsidiaries.

Unless otherwise stated, reference to:

●	“2022 Indenture” means the indenture, dated as of February 16, 2022, by and between Cazoo Group Ltd and U.S. Bank Trust Company, National Association, as trustee, regarding the Company’s 2.00% Convertible Senior Notes due 2027.

●	“affiliate” means, with respect to any specified person, any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person, through one or more intermediaries or otherwise.

●	“Ajax” means Ajax I, a Cayman Islands exempted company.

●	“Annual Report” means the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023.

●	“Articles” means the amended and restated memorandum and articles of association of the Company.

●	“Board” means the existing board of directors of the Company.

●	“Brexit” means the United Kingdom (“UK”) leaving the European Union (“EU”).

●	“Business Combination” means the completion of Cazoo’s business combination with Ajax I on August 26, 2021 pursuant to the Business Combination Agreement.

●	“Business Combination Agreement” means the Business Combination Agreement, dated as of March 29, 2021, as amended by the First Amendment thereto, dated as of May 14, 2021, by and among Ajax I, Capri Listco and Cazoo.

●	“Business Realignment Plan” means the plan announced by the Company on June 7, 2022 which was designed to de-risk the Company’s path to profitability and to maximize the Company’s liquidity.

●	“Class A ordinary shares” means the Cazoo Class A ordinary shares, par value $0.002 per share.

●	“Class B Shares” means the Cazoo Class B ordinary shares, par value $0.002 per share.

●	“Class C Shares” means the Cazoo Class C ordinary shares, par value $0.002 per share.

●	“Closing Date” means the date on which all of the Transactions, excluding the replacement of the Board with the New Board, will be consummated.

●	“Code” means the United States Internal Revenue Code of 1986, as amended.

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.

●	“Consenting Equityholders” means the holders of the Class A ordinary shares who are party to the Transaction Support Agreement.

●	“Consenting Noteholders” means the holders of the Company’s Convertible Notes who are party to the Transaction Support Agreement.

●	“Consenting Stakeholders” means the Consenting Equityholders and the Consenting Noteholders.

●	“Continental” means Continental Stock Transfer & Trust Company.

●	“Convertible Notes” means $630 million aggregate principal amount of the Company’s 2.00% Convertible Senior Notes due 2027.

●	“De-SPAC Transactions” means the transactions contemplated by the Business Combination Agreement.

●	“DTC” means the Depository Trust Company.

●	“Equiniti” means Equiniti Trust Company.

●	“EU” means the European Union.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“Exchange Offer” means the offer to exchange $630 million principal amount of the Convertible Notes for the New Notes and the New Shares.

●	“Existing Shareholders” means the holders of Class A ordinary shares immediately prior to the Closing Date but after giving effect to the Reverse Stock Split.

●	“Existing Warrants” means the warrants issued pursuant to the Existing Warrant Agreement.

●	“Existing Warrant Agreement” means that certain Warrant Agreement, dated as of October 27, 2020, between Ajax and Continental, as amended by the Amendment to and Assignment of Warrant Agreement, dated as of August 23, 2021, by and among Ajax, the Company, Continental and Equiniti, with respect to the Existing Warrants.

●	“Farallon” means certain funds, accounts and entities managed or advised by Farallon Capital Management, L.L.C.

●	“FCA” means the UK Financial Conduct Authority and any successor authority thereto.

●	“GAAP” means United States generally accepted accounting principles, consistently applied.

●	“HP” means hire purchase plans.

●	“IFRS” means the International Financial Reporting Standards, as issued by the IASB.

●	“Incentive Equity Plan” means the incentive equity plan pursuant to which directors, employees and consultants of Cazoo and its affiliates may receive equity and equity-based incentive awards.

●	“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

●	“New Board” means the new seven-member board of directors of the Company that will be appointed on or after the Closing Date, six of whom will be chosen by the holders of the Convertible Notes and one of whom will be chosen by the Board.

●	“New Notes” means $200 million aggregate principal amount of the Company’s senior secured notes due 2027.

●	“New Notes Indenture” means the contemplated indenture expected to be dated as of the Closing Date by and between Cazoo Group Ltd, the guarantors named therein and U.S. Bank Trust Company, National Association, as trustee, regarding the New Notes.

●	“New Shares” means the Class A ordinary shares to be issued in connection with the Exchange Offer that will equal 92% of the outstanding Class A ordinary shares immediately following the Closing Date.

●	“New Tranche 1 Warrants” means the first tranche of the New Warrants, which will become exercisable upon the Company achieving an equity value of $525 million.

●	“New Tranche 2 Warrants” means the second tranche of the New Warrants, which will become exercisable upon the Company achieving an equity value of $1.025 billion.

●	“New Tranche 3 Warrants” means the third tranche of the New Warrants, which will become exercisable upon the Company achieving an equity value of $1.5 billion.

●	“New Warrants” means, collectively, the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants issued pursuant to the New Warrant Agreements and registered on the Form F-1.

●	“New Warrant Agreements” means the warrant agreements, each to be dated as of the Closing Date, by and between Cazoo and Equinity Trust Company, LLC, as warrant agent, with respect to the New Warrants.

●	“NYSE” means the New York Stock Exchange.

●	“OEMs” means original equipment manufacturers.

●	“Ordinary Shares” means the Class A ordinary shares together with the Class B Shares and the Class C Shares.

●	“PCAOB” means the Public Company Accounting Oversight Board.

●	“Registration Rights Agreement” means the Registration Rights Agreement dated as of February 16, 2022 by and between the Company and the holders named therein.

●	“Reverse Stock Split” means the consolidation of the Company’s issued and unissued share capital at a reverse stock split ratio to be determined by the Board and to be submitted to a vote of the Company’s shareholders at the Company’s extraordinary general meeting and subject to such approval, to take effect on the Closing Date.

●	“Revised 2023 Plan” means the plan announced by the Company on January 18, 2023 aimed at improving the unit economics of the business.

●	“Revised Business Plans” means the Business Realignment Plan, the winddown of operations in Europe and the Revised 2023 Plan.

●	“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

●	“SEC” means the United States Securities and Exchange Commission.

●	“Securities Act” means the United States Securities Act of 1933, as amended.

●	“Share Increase” means the increase to the Company’s authorized share capital to be submitted to a vote of the Company’s shareholders at the Company’s extraordinary general meeting and subject to such approval, to take effect on the Closing Date.

●	“Steering Committee” means, together, Viking and Farallon.

●	“Transactions” means, collectively, (i) the Exchange Offer, (ii) the issuance of the New Warrants to the Existing Shareholders, including the registration of the New Warrants, (iii) the replacement of the Board with a new seven-member board of directors, six of whom will be chosen by the holders of our Convertible Notes and one of whom will be chosen by the Board, (iv) the Reverse Stock Split, (v) the Share Increase, and (vi) seeking the approval of our shareholders at an extraordinary general meeting of (a) the Exchange Offer, (b) the issuance of the New Warrants, (c) the replacement of the Board with the New Board, (d) the Reverse Stock Split, (e) the Share Increase, and (f) the Transaction Support Agreement and the transactions contemplated by the Transaction Support Agreement.

●	“Transaction Support Agreement” means that certain Transaction Support Agreement (together with all the exhibits, annexes and schedules thereto), dated as of September 20, 2023, by and among the Company and certain subsidiaries thereof, the Consenting Noteholders and the Consenting Equityholders.

●	“UK” means the United Kingdom.

●	“UK DPA” means the United Kingdom’s Data Protection Act 2018.

●	“UK GDPR” means the UK General Data Protection Regulation as defined by the UK DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019.

●	“Viking” means Viking Global Investors LP, on behalf of certain funds, accounts and entities.

●	“Warrants” means, together, the Existing Warrants and the New Warrants.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below as well as the other information included in “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes thereto included in our Annual Report and our Report on Form 6-K filed with the SEC on August 15, 2023 (the “Q2 Form 6-K”), before investing in our securities. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial.

Risks Related to our Business and Industry

We will need to raise additional capital to satisfy our liquidity needs going forward, as well as to pursue our business objectives and to capitalize on business opportunities, and there is no assurance that we will be able to raise the necessary capital on terms acceptable to us or at all

In order to execute our business strategy, we have historically relied on outside capital through the issuance of equity and debt, as well as borrowings under financing arrangements (collectively “outside capital”). We will need to raise additional outside capital in order to satisfy our liquidity needs going forward, but there is no guarantee that will be able to raise the necessary capital on terms acceptable to us or at all.

The presence of the following risks and uncertainties associated with our financial condition may adversely affect our ability to raise capital as needed in order to execute our business strategy:

●	As set forth in Note 2.1 of our condensed consolidated interim financial statements, which were filed with the SEC on a Form 6-K on August 15, 2023, we determined that, in a downside scenario, certain inherent uncertainties in forecasting operating performance, including gross profit margin, raise substantial doubt about our ability to continue as a going concern, due to the risk that we may not have had sufficient cash and liquid assets at June 30, 2023 to cover our operating and capital requirements for the period through to August 31, 2024 (see “— Our condensed consolidated interim financial statements include a note regarding substantial doubt about our ability to continue as a going concern”).

●	Since our inception, we have incurred significant losses and used net cash flows from operations, in addition to outside capital, to execute our business strategy and to develop and grow our operations. As of June 30, 2023, we had (i) an accumulated loss of approximately £1,427 million, (ii) cash and cash equivalents of £194.6 million and (iii) unused capacity under our stocking loans and borrowings of £97.6 million. During the six months ended June 30, 2023, we implemented the Revised 2023 Plan (defined below) with a view to maximize our cash runway. However, despite our cash on hand and borrowing capacity, as well as the delivery of a significant reduction in our cash consumption during the six months ended June 30, 2023 as a result of the Revised 2023 Plan, we still anticipate requiring additional outside capital to satisfy our liquidity needs during the course of 2024. See “— We have a history of losses and way may not achieve profitability in the future” and “— As a result of our Revised Business Plans, our current strategy is to focus on the UK market only and to pursue improved unit economics. We may have difficulties implementing our strategy in the UK, which could have a material adverse effect on our business and results of operations.”

●	We expect to continue to be impacted by the challenging UK and global macroeconomic environment, which could adversely impact our ability to sustain revenue growth consistent with the past, or at all, over the next twelve months.

●	If the New Notes are issued, the New Notes Indenture will contain a liquidity covenant set at £50 million, tested quarterly. In order to remain in compliance with this covenant, we may need to raise additional outside capital sooner than anticipated.

Due to the risks and uncertainties described above, we continue to carefully evaluate our liquidity position. In response to the risks and uncertainties described above, as well as additional risks that may materialize going forward, we expect to endeavor to raise additional outside capital during the course of 2024. While we have historically been successful in our ability to secure outside capital, we currently have no firm commitments from prospective sources of additional outside capital. We can provide no assurance that we will be able to secure outside capital in the future or that we will be able to do so on terms that are acceptable to us, or that market conditions will be favorable for capital raising transactions.

In addition to the need to raise additional outside capital to fund our existing operations through 2024 and beyond, we will require additional capital in the medium- and long-term to pursue our business objectives and to capitalize on business opportunities. However, such outside capital may not be available when needed, on terms that are acceptable to us, or at all. The New Notes Indenture will contain negative covenants that will limit the Company’s operations and ability to incur indebtedness, including secured indebtedness, and will include a financial covenant requiring the Company to maintain a minimum amount of liquidity.

Further, any debt financing that we secure in the future could contain additional restrictive covenants that may make it more difficult for us to obtain additional outside capital and to pursue business opportunities. Volatility in the credit markets as well as the inherent risks associated with our business model may also have an adverse effect on our ability to obtain debt or equity financing. If we raise additional funds through further issuances of equity or convertible debt securities, our shareholders could suffer further significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to continue as a going concern, to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and this could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our limited operating history makes it difficult to evaluate our current business and future prospects

We first began operations in December 2019 and therefore do not have a long history as a commercial company. Our business has evolved rapidly as we have developed our product offering and brand and we have revised our strategy. Given our limited operating history, it is difficult to predict whether we will be able to maintain or grow our business. We also expect that our business will evolve in ways that may be difficult to predict. Following our launch in December 2019 we began expanding our storage and vehicle preparation centers, the products and services we provide and our digital platform and distribution infrastructure. On June 7, 2022, we announced our business realignment plan, which was designed to de-risk our path to profitability and to maximize our liquidity by right-sizing the business and conserving cash in the short-term, and by focusing on delivering improved and sustainable profit margins (the “Business Realignment Plan”).

On September 8, 2022, following the review of a range of strategic options, we concluded that we would focus exclusively on our core opportunity in the UK, and we completed the winddown of our operations in Europe in May of 2023. On January 18, 2023 we announced our Revised 2023 Plan, which is aimed at improving the unit economics of the business, reducing our fixed costs and further conserving cash, and has resulted in the closure of certain of our vehicle preparation centers, Customer Centers and offices and significant headcount reductions (the “Revised 2023 Plan” and, collectively with the “Business Realignment Plan” and the winddown of the Company’s operations in Europe, the “Revised Business Plans”).

On September 20, 2023, we announced the Transactions, aimed at improving our capital structure, reducing our indebtedness and establishing a platform for future profitability. As a result of the Transactions, we will have a new board of directors, six of whom will be chosen by the holders of the Convertible Notes, and the New Board will have the authority to determine the Company’s business strategy and direction going forward. See the section entitled “Description of the Transactions and the Transaction Agreements.”

The rapid evolution of our business and strategy has exposed and continues to expose us to various costs and risks, including additional administration and operating expenses and risks, potential disruption of our internal operations, additional demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays. We may not succeed in successfully implementing our strategy or in appropriately mitigating all of these risks. As a result, our operating results are not predictable, and we may never achieve profitability or cash-flow break-even.

As a result of our Revised Business Plans, our current strategy is to focus on the UK market only and to pursue improved unit economics. We may have difficulties implementing our strategy in the UK, which could have a material adverse effect on our business and results of operations

On June 7, 2022, we announced the Business Realignment Plan, which was designed to de-risk our path to profitability and to maximize our liquidity. On September 8, 2022, we announced the winddown of operations in mainland Europe and on January 18, 2023, we announced our Revised 2023 Plan which is intended to rapidly improve the unit economics of the business, reduce our fixed costs and further conserve cash. Accordingly, our ability to pursue our development objectives will depend on our successful execution of our strategy in the UK market.

A number of factors may affect the achievement of our strategy, including, among others, the implementation of our Revised Business Plans, demand for our vehicles, our ability to locate suitable inventory, our ability to grow organically, our ability to keep fixed costs at an optimum level, our ability to obtain funding and macroeconomic trends. We may not be able to fulfill our strategy in the near term or at all. We will have to react and adapt to the changing business environment, including the emergence of competitors with digital platforms that are similar to our platform. We may be unable to achieve improved unit economics while maintaining the quality and efficiency of our customers’ car-buying and selling experience. See “— If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to improve our unit economics may suffer” below. In addition, the time required to implement the Revised Business Plans could divert management’s attention from other business concerns.

If we fail to realize our strategic objectives in full or in part and in a timely manner, or if the underlying assumptions on which such objectives are based prove to be incorrect, our ability to improve our unit economics as well as our ability to respond to competitive pressures could suffer, which could have a material adverse effect on our business, financial condition, results of operations and prospects. The Revised Business Plans focus on:

●	reducing our existing employee headcount and slowing the pace of new hiring;

●	lowering our marketing spend;

●	reducing our input costs through lower volumes, lower pricing and early contract exits;

●	rationalizing our vehicle preparation and customer support sites;

●	increasing our focus on driving retail gross profit per unit (“GPU”) growth through more efficient buying, reconditioning and improved vehicle mix;

●	modifying our consumer proposition to drive costs down and improve operating efficiencies; and

●	increasing procurement efficiencies across our entire supply chain to reduce overheads.

The Revised Business Plans, and the Revised 2023 Plan in particular, are based on our current estimates, assumptions and forecasts, which are subject to known and unknown risks and uncertainties, including assumptions regarding cost savings, cash burn rate, improvements in gross profit per unit, customer demand and a reduction in operating expenses. Accordingly, we may not be able to fully realize the benefit of the cost savings and other benefits anticipated from the Revised Business Plans. Additionally, implementation of the Revised Business Plans may be costly and disruptive to our business, the expected costs and charges may be greater than we anticipate, and the estimated cost savings may be lower than we have forecasted. In addition, our initiatives could result in personnel attrition beyond our planned reduction in headcount, which could in turn adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods, or our ability to attract highly skilled employees. Unfavorable publicity about us or the Revised Business Plans could result in reputational harm and could diminish confidence in our brand and business model. The Revised Business Plans have required, and may continue to require, a significant amount of management’s and other employees’ time and focus, which may divert attention from effectively operating and growing our business.

We have a history of losses and we may not achieve or maintain profitability in the future

We have not been profitable since we began operations in December 2019 and had an accumulated loss of approximately £1,427 million as of June 30, 2023. Although we intend to reduce operating expenses and take other initiatives through implementation of our Revised Business Plans, we expect to continue to incur losses. These expense reductions, initiatives and further investments may not achieve the anticipated results and as such we cannot guarantee we will become cash-flow breakeven or achieve profit at all in the business generally.

We may continue to incur losses in the future for a number of reasons, some of which are outside of our control, including our inability to reduce costs and increase per unit profitability as contemplated under our Revised Business Plans, slower than anticipated adoption of online channels for car buying, slower than anticipated demand for car purchases and our related products and services, increased competition, weakness in the automotive retail industry generally, our ability to source or finance appropriate inventory, and a decline in global financial conditions that negatively impacts economic activity and employment. We may also encounter unforeseen expenses, difficulties, complications and delays in generating revenues or profitability. If our rate of generating revenues slows beyond what is expected in our business plan, we may not be able to reduce costs further in a timely manner. In addition, if we further reduce variable costs to respond to losses, this may limit our ability to improve unit economics.

Accordingly, we may not achieve or maintain profitability and may continue to incur significant losses in the future, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, we plan to continue to closely monitor our cash flows and, if necessary, we may implement certain incremental cost savings to preserve our liquidity beyond those being implemented through the Revised Business Plans. While we currently expect we will be able to generate sufficient liquidity to fund our operations for the twelve months following June 30, 2023, we can provide no assurance we will successfully generate such liquidity, or if necessary, secure additional outside capital or achieve incremental cost savings. See “— We will need to raise additional capital to satisfy our liquidity needs going forward, as well as to pursue our business objectives and to capitalize on business opportunities, and there is no assurance that we will be able to raise the necessary capital on terms acceptable to us or at all.”

As part of our Revised Business Plans we have shifted our focus from maximizing growth to improving our unit economics. No assurance can be given that we will succeed in achieving sustainable improvement in our unit economics

Following our launch in December 2019, we began expanding and we focused on increasing revenue and market share. We are now focused on further improving our unit economics, reducing our fixed cost base and maximizing our cash runway. As a result, our revenues may continue to decline. Under our Revised 2023 Plan, we have reduced the rate of unit sales to focus on improving gross profit per unit and working capital, by, among other things, reducing our inventory, lowering our operating expenses, rationalizing our footprint, reducing our headcount and implementing other initiatives. There can be no assurance that this strategy of reducing revenue growth to focus on profitability will be successful. We believe that our ability to improve unit economics will depend, among other factors, on our ability to:

●	improve our inventory sourcing pricing;

●	improve the quality of our vehicle offering, by focusing on a higher-margin mix;

●	acquire sufficient suitable inventory, and effectively and timely recondition suitable inventory at an attractive cost in order to maintain an attractive product mix;

●	improve the attachment rates and profitability of our complementary business lines;

●	improve the efficiency of our logistics network;

●	continue to attract customers to our website;

●	improve our processes and create efficiencies across the business; and

●	develop our offering cost effectively in line with customer demands.

We may not meet these objectives, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our condensed consolidated interim financial statements include a note regarding substantial doubt about our ability to continue as a going concern

As set forth in Note 2.1 of the condensed consolidated interim financial statements included in the Q2 Form 6-K, we have determined that, in a downside scenario, certain inherent uncertainties in forecasting operating performance, including gross profit margin, raise substantial doubt about our ability to continue as a going concern, due to the risk that we may not have had sufficient cash and liquid assets at June 30, 2023 to cover our operating and capital requirements for the period through to August 31, 2024; and if sufficient cash cannot be obtained, we would have to substantially alter, or possibly even discontinue, operations.

As of June 30, 2023 we had cash and cash equivalents of £194.6 million. We believe that our cash on hand, and available borrowing capacity under stocking loans and borrowings, will be adequate to meet our liquidity requirements for at least the twelve months following June 30, 2023.

We adopted a five-year plan that extends the Revised 2023 Plan through to 2027 (the “Five-Year Plan”). We implemented the Revised 2023 Plan during the six months ended June 30, 2023, and during that time we closed certain of our vehicle preparation centers, Customer Centers and offices and made significant headcount reductions. In accordance with the Revised 2023 Plan, we focused on improving unit economics, reducing our fixed cost base and maximizing our cash runway. The Five-Year Plan includes actions to increase liquidity such as reducing our fixed costs, the sale and leaseback of owned property and a reduction in inventory.

Given the stage of evolution of our Company, there are certain inherent uncertainties in forecasting operating performance, including gross profit margin as well as cash flows. Our ability to satisfy our current liabilities and maintain daily liquidity is dependent on successful execution of our Five-Year Plan.

We cannot assure you that we will succeed in implementing the Five-Year Plan or that, if implemented, the Five-Year Plan will be successful in improving our unit economics and financial outlook. The identification of a substantial doubt about our ability to continue as a going concern could adversely affect our ability to obtain additional financing on favorable terms, if at all, and may cause investors to have reservations about our long-term prospects and may adversely affect our relationships with suppliers. If we cannot successfully continue as a going concern, our investors may lose a large proportion of or even their entire investment.

We rely, or may rely in the future, on various forms of debt financing to operate our business, including car financing facilities, mortgage debt, capital leases and syndicated loans, and there is no guarantee that such financing will be available in the future on acceptable terms, or at all. In addition, our leverage from any such facilities could adversely impact our business, financial condition and results of operations

As of August 10, 2023, we had approximately £130 million in committed car financing facilities to finance purchases of our inventory with a total of three lenders. These facilities have no fixed end date but are subject to periodic review. There are no financial covenants included in these facilities, but certain facilities have triggers to revise the loan-to-value terms if cash falls below a certain level. If availability under these facilities was reduced, we could choose to cash finance inventory in the short-term, or to reduce overall levels of inventory held.

We may in the future seek to extend the maturity of or refinance our existing debt, or incur new debt to, among other things, finance our continuing operations, including our inventory purchases. However, we may be unable to extend these agreements on terms that are acceptable to us, or at all. We have been notified that due to a change in global strategy, Santander is ceasing to provide wholesale stocking loan facilities with effect from January 1, 2024, which is expected to reduce our committed car financing facilities to approximately £105 million. If the other agreements are terminated or expire and are not renewed, or if we are unable to find satisfactory replacements, whether because of our financial and operating performance or for other reasons, our inventory supply may decline, resulting in fewer vehicles available for sale on our website. New funding arrangements may include higher interest rates or other less favorable terms. No assurance can be given that financing will be available in the future on terms acceptable to us, or at all. These financing risks, in addition to rising interest rates and changes in market conditions, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we increase our indebtedness, that will pose additional risks to our business. A high degree of leverage could have important consequences to us. For example, it could:

●	increase our vulnerability to adverse economic and industry conditions;

●	require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

●	limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;

●	place us at a disadvantage compared to our competitors that are less leveraged;

●	limit our flexibility in planning for, or reacting to, changes in our business and in our industry; and

●	make us vulnerable to increases in interest rates.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could have a material adverse effect on our business and results of operations

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any such events or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, in March 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (the “FDIC”) as receiver, Signature Bank and Silvergate Capital Corp. were each swept into receivership and Credit Suisse and UBS entered into a merger agreement following the intervention of the Swiss Federal Department of Finance, the Swiss National Bank and the Swiss Financial Market Supervisory Authority. In addition, First Republic Bank was seized by the FDIC in April 2023 and sold to J.P. Morgan Chase on May 1, 2023. There can be no assurance that there will not be additional bank failures or issues in the broader financial system, which may have an impact on the broader capital markets and, in turn, our ability to access those markets. In addition, if any parties with whom we conduct business are unable to access funds pursuant to lending arrangements with a closed financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

We may be unable to generate sufficient cash to fulfill our obligations under our indebtedness, and we may be unable to incur additional indebtedness to fund future needs

As of June 30, 2023, we had indebtedness outstanding with a carrying amount of £441.9 million, which included £82.4 million related to stocking loans, £0.8 million related to facilities for financing subscription vehicles, secured asset financing of £3.4 million and £355.4 million related to the Convertible Notes and embedded derivative. Our interest expense resulting from indebtedness under the Convertible Notes and our loans and borrowings (excluding the discount unwind) was £9.2 million for the six months ended June 30, 2023. We intend to continue to evaluate entering into additional stocking facilities or other loans to finance our inventory.

Our ability to make payments on and refinance our current or future debt will depend on our ability to generate cash in the future from operations, financings or asset sales, and is subject to general economic, financial, competitive, legislative, regulatory and other factors that we cannot control. If our cash flows and capital resources are insufficient to fund our debt service obligations we may be forced to sell assets, seek additional capital or take other disadvantageous actions, including reducing financing in the future for working capital, capital expenditures and other general corporate purposes or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. The lenders or other investors who hold debt that we fail to service or on which we otherwise default could also accelerate amounts due, which could in such an instance potentially trigger a default or acceleration of other debt we may incur. Any refinancing or replacement of our existing debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives.

Our ability to improve the profitability of our complementary service offerings may be limited, which could negatively impact our revenues and financial performance

We may be unable to improve the profitability of our complementary service offerings. We may not successfully demonstrate the value of such products and services to consumers, and our pricing and commission rates may not improve or may deteriorate. A failure to improve the profitability of these products and services over time would compromise our ability to achieve increasing profitability rates generally for the Company’s overall business. Any of these risks, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to risks related to the larger automotive ecosystem, including consumer demand, the shift to electric vehicles, global supply chain challenges and other macroeconomic issues

Our business may be negatively affected by challenges to the larger automotive ecosystem, including urbanization, global supply chain challenges and other macroeconomic issues. The shift to electric vehicles as a result of government mandates and consumer preferences has been and may continue to be subject to unexpected changes as the market develops. For example, in the first half of 2023, an oversupply of electric vehicles in the market led to lower-than-expected prices for electric vehicles and increased rates of depreciation. New technologies such as autonomous driving software also have the potential to change the dynamics of car ownership in the future. The lingering impacts of COVID-19 continue to constrain the supply of new cars, and continued constraints on the volume of new cars would result in a decline in the supply of used cars over time and could impact pricing of used cars. Increases in gasoline prices may also change consumer behavior in ways that adversely impact us, including by decreasing demand for cars, which could affect our vehicle sales and valuations. In addition, manufacturer recalls are a common occurrence. Recalls and scrutiny surrounding the sale of used vehicles with open safety recalls could adversely affect used vehicle sales or valuations, could cause us to temporarily remove vehicles from inventory, sell affected vehicles at a loss, incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles. See “— Our business is sensitive to conditions affecting automotive manufacturers, including manufacturer recalls and potential financial issues” below.

Demand for vehicle purchases may be adversely impacted by international, national and local economic conditions and travel demand. When travel demand or economic conditions weaken, our financial condition and results of operations may be adversely impacted. Consumer purchases of vehicles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of vehicles may be affected by negative trends in the UK economy and other factors, including rising interest rates, rising vehicle prices, the cost of energy and gasoline, any significant increases in fuel prices, any protracted disruption in fuel supplies or rationing of fuel, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility, increased regulation, increased unemployment and the impact of any recession. See “— Continued downturns in general economic and market conditions and reductions in spending may reduce demand for our products” below.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Continued downturns in general economic and market conditions and reductions in spending may reduce demand for our products

Our revenues, results of operations and cash flows depend on the overall demand for our cars, services and products. Negative conditions in the general economy, including conditions resulting from changes in gross domestic product growth, inflation, rising interest rates, financial and credit market fluctuations, construction slowdowns, energy costs, international trade relations and other geopolitical issues, including those caused or may be caused by the Russia Ukraine conflict, and the availability and cost of credit could cause a decrease in consumer discretionary spending and business investment and diminish growth expectations. Moreover, government consumption or socio-economic policies or objectives could potentially impact the demand for our goods and services.

Global inflation continued to increase during the first half of 2023. The Russia Ukraine conflict and other geopolitical conflicts, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and global supply chain disruptions, which has resulted and may continue to result in shortages in materials and services. Such shortages have resulted and may continue to result in inflationary cost increases for labor, fuel, materials and services, and could continue to cause costs to increase as well as result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or other negative economic factors or associated increases in our operating costs and how any such trends may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit per unit could decrease, and our financial condition and results of operations could be adversely affected.

Economic slowdowns in the past have significantly affected the automotive and related markets. Consumer purchases of vehicles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of vehicles may be affected by negative trends in the UK economy. Periods of deteriorating general economic conditions may result in a significant reduction in car sales, which may negatively affect our profitability and put downward pressure on our product and service prices and volumes. Economic slowdowns may lead to reduced sales of new vehicles, which may in turn reduce the supply of suitable used vehicles.

Downturns in general economic conditions may also materially affect our third-party suppliers. Adverse economic conditions may cause suppliers to be unable to meet their commitments to us, which could limit our ability to purchase or recondition sufficient numbers of cars to meet demand, or our ability to purchase or recondition any cars at all. Our suppliers may also seek to reduce their costs in response to adverse economic conditions, which could reduce the quality of their products or services, which, in turn, could damage our reputation.

Any of these events or occurrences could cause consumer confidence and spending to decrease, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our geographic concentration in the UK creates an exposure to severe weather, the local economy, regional downturns, or catastrophic occurrences in the UK that may materially adversely affect our financial condition and results of operations

As a result of the UK focus of our business, we are subject to risks related to downturns in the economy as well as downturns in the market for our products and services in the UK. In addition, the geographic concentration of our business in the UK exposes us to risks related to regional specific legislation, taxes and disasters such as earthquakes or floods, which could disproportionately affect us and our financial performance. Furthermore, Brexit may continue to lead to uncertainty and potentially divergent national laws and regulations (including financial laws and regulations, tax and free trade agreements, immigration laws and employment laws). As such, the legal, political and economic relationship of the UK with the EU may continue to be a source of instability in international markets, create significant currency fluctuations or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) for the foreseeable future and could adversely affect economic or market conditions in the UK. Any such event or occurrence could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to attract a sufficient audience to our website in a cost-effective manner

Our success will depend, in part, on our ability to continue to attract users to our website in a cost-effective manner. As part of the Revised 2023 Plan’s focus on maximizing our cash runway, we have lowered our brand marketing and performance marketing spend. As a result, we may not continue to make sufficient investments in our advertising and public relation campaigns to attract an adequate audience to our website. Factors important to attracting the audience to our website and maintaining such audience include our ability to:

●	maintain a convenient and reliable user experience as consumer preferences evolve;

●	develop and manage new and existing technologies and distribution channels, including smartphones and tablets; and

●	maintain awareness of our brand and website through marketing and promotional activities.

In addition, our future success depends, in part, on our ability to provide adequate functionality for visitors who use mobile devices to search for and purchase cars and the number of transactions that are completed by those users. In the six months ended June 30, 2023, approximately 78% of the unique visitors to our website were attributable to mobile devices. This is consistent with prior years. The online market for purchasing vehicles is significantly less developed than the online market for other goods and services such as books, music, travel and other consumer products. If the market for online vehicle transactions does not gain more widespread acceptance, or if we are unable to adequately address our customers’ desire to utilize mobile device technology, our business may suffer. Furthermore, a failure or inability to carry out sustained advertising and promotional expenditures or offer more incentives than we currently anticipate could mean that we are unable to attract consumers to our digital platform or to convert them into purchasing customers. Specific factors that could prevent consumers from purchasing vehicles through our digital platform include a preference for the ability to physically test-drive and examine vehicles, the confidence that can be provided in meeting the person who is selling the car, our ability to provide the same level of website functionality to a mobile device that we provide on a desktop computer, the actual or perceived lack of security of information on a mobile device and possible disruptions of service or connectivity. In addition, we may not continue to innovate and introduce enhanced products that can be suitably conveyed on mobile platforms. Any failure to properly manage these factors could negatively affect our brands and reputation or our ability to attract and retain users.

Our business is dependent upon access to suitable vehicle inventory, including the appropriate inventory mix, for resale to customers. Obstacles to acquiring suitable inventory for resale to customers, whether because of supply, competition, or other factors, could have a material adverse effect on our business, financial condition, results of operations and prospects

We acquire cars for sale through numerous sources, including from used-car auctions, corporate suppliers including vehicle finance, leasing, rental companies and OEMs, as well as directly from consumers. The supply of suitable vehicles may not be sufficient to meet our needs and the vehicles may not be available at prices or on terms acceptable to us. For example, any reduction in the volume of new cars could negatively impact the supply of cars for our business. Although the new car production disruptions caused, among other things, by a global shortage of automobile microchips, have begun to ease, many large OEMs continue to have large order backlogs. This disruption resulted in and could in the future continue to result in a decline in the supply of new vehicles, which has in turn resulted in and could in the future result in a decline in the supply of used vehicles due to a lack of turnover in the automotive retail market. The decline in the supply of new vehicles resulted in used car pricing increasing significantly. In addition, suppliers may also choose to provide our competitors with certain vehicles or may prefer working with our competitors over us, limiting our ability to obtain inventory. Some of these factors could continue in the future. In the six months ended June 30, 2023, we continued to acquire a proportion of our vehicles from consumers through our direct car buying channel, which provides us access to suitable vehicle inventory at attractive commercial rates. However, this channel may not continue to be successful or commercially viable. A reduction in the availability of or access to sources of inventory, whether due to supply chain constraints, geopolitical events, or otherwise, could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the shift to electric vehicles may result in a dislocation in the supply of suitable vehicles in the medium term, as the market for used electric vehicles is more volatile and susceptible to factors not present in the traditional used car market, such as government mandates, electricity prices and the impact of entrants to the electric vehicle market as they attempt to gain market share. In addition, electric vehicles may not achieve wide consumer acceptance as a result of actual or perceived limitations on battery life or other concerns. New technologies, such as autonomous driving software, also have the potential to change the dynamics of car ownership in the future and could reduce the demand for both new and used cars. A decline in the volumes of new cars would result in a decline in the supply of used vehicles over time.

We evaluate thousands of potential cars to purchase daily using proprietary algorithms to determine appropriate appraisals based on a variety of factors including age, condition, consumer desirability and relative value as prospective inventory. Our failure to adjust appraisals to stay in line with broader market trends or failure to recognize those trends could adversely affect our ability to acquire inventory. In addition, if our appraisals are too high, we may be unable to generate sufficient profit or any profit on the sale of our vehicles. Our ability to source vehicles could also be affected by competition, which may have the effect of increasing prices for and decreasing the availability of used vehicles.

A reduction in the availability of suitable vehicle inventory for any of the above reasons, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is dependent on the image and reputation of our brand

Our financial performance is influenced by the image, perception and recognition of the Cazoo brand. We need to maintain, protect, and enhance our brand in order to attract users to our website and increase their engagement with our website. This, in turn, depends on many factors such as the quality of the vehicles available for sale and the services provided, the level of customer service and advice, the efficiency of our delivery services and our communication activities including advertising, public relations, marketing and our general corporate and market profile. As part of the Revised Business Plans, we have reduced our brand marketing spend and we expect to further reduce our performance marketing spend, and this reduction could impede our ability to maintain user engagement or respond to threats to our reputation. If we fail to maintain the standards on which our reputation is built, or if an event occurs that damages this reputation, such as accidents in or malfunctions related to Cazoo vehicles or services, consumer demand could be adversely affected, which would have a material adverse effect on our business, sales and results of operations. Even the perception of a decrease in the quality of our vehicles, customer service or brand could impact results.

Complaints or negative publicity about our business practices, the quality of our vehicles or services, our marketing and advertising campaigns, compliance with applicable laws and regulations, the integrity of the vehicle data that we provide to users, data privacy, environmental and social aspects of our business, governance, health and safety, driver and vehicle standards, and security issues, and other aspects of our business, especially on blogs, social media websites and our Trustpilot rating, and irrespective of their validity, could diminish customer confidence in our platform and adversely affect the Cazoo brand. The growing use of social media increases the speed with which information and opinions can be shared and thus the speed with which reputation can be affected. While we may choose to engage in marketing campaigns to promote our brands, these efforts may not be successful. Our failure to correct or mitigate misinformation or negative information about us, the vehicles we sell or purchase, our customer experience, or any aspect of our brand, including information spread through social media or traditional media channels, could have a material adverse effect on our business, financial condition, results of operations and prospects.

The success of our business relies heavily on the effectiveness of our marketing and branding efforts, and these efforts may not be successful

We are a consumer brand; we rely heavily on effective marketing and advertising to sustain brand visibility with potential customers. We recorded marketing expenses of £18.8 million in the six months ended June 30, 2023. As part of our Revised Business Plans, we have reduced and intend to continue reducing certain types of brand marketing (such as TV and radio advertisements, and sponsorships) as well as performance marketing spend. This reduction may affect our ability to sustain brand visibility, which could have a negative effect on our business, financial condition, results of operations and prospects.

We are also heavily reliant on our website, which needs to evolve as our business matures. In the future, we may not be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our website in a timely manner or at all. If we are unable to recover marketing costs through increases in customer traffic and in the number of transactions by users of our platform, or if our broad marketing campaigns are not successful or are terminated, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on search engines and vehicle listings sites to help drive traffic to our website, and if we fail to appear prominently in the search results or fail to drive traffic through paid advertising, our audience may decline and our business would be adversely affected

We depend in part on search engines and vehicle listings sites to drive traffic to our website. Our ability to maintain and increase the number of visitors directed to our website is not entirely within our control. A significant number of users access our website via links contained in search engines’ “natural” listings (i.e. listings not dependent on advertising or other payments). Search engines typically do not accept payments to rank websites in their natural listings and instead rely on algorithms to determine which websites are included and in what priority to order in the results of a search query. We endeavor to enhance the relevance of our website to common user search queries and thereby improve the rankings of our website in natural listings (a process known as “search engine optimization” or “SEO”). Search engines frequently modify their algorithms and ranking criteria to prevent their natural listings from being manipulated, which could impair our search engine optimization activities, in turn reducing new client acquisition and adversely affecting our operating results.

These algorithms and ranking criteria may be confidential or proprietary information, and we may not have complete information on the methods used to rank our website. If we are unable to quickly recognize and adapt our techniques to such modifications in search engine algorithms or if the effectiveness of our SEO activities is affected for any other reason, we could suffer a significant decrease in traffic to our website. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future.

Our competitors may increase their search engine optimization efforts and outbid us for placement on various vehicle listings sites or search terms on various search engines, resulting in their websites receiving a higher search result page ranking than Cazoo. Search engine providers could also provide automotive dealer and pricing information directly in search results and search engine providers or vehicle listings sites could align with our competitors or choose to develop competing services.

Further, a violation of a search engine’s terms of service may result in a website’s exclusion from that search engine’s natural listings. If a search engine were to modify our terms of service or interpret existing or modified terms of service in a manner such that our SEO practices were deemed to violate such terms, our website could be excluded from the search engine’s natural listings. Such exclusion could significantly affect our ability to direct traffic to our website.

Vehicle listings sites, such as Autotrader.co.uk, also direct users to our website via links from vehicles advertised on their sites. Should a vehicle listing site such as Autotrader cease to promote our vehicles for any reason, it could reduce new client acquisition and adversely affect our operating results.

If search engines modify their algorithms in ways that are detrimental to us, if vehicle listings sites are unwilling to display any or all of our inventory or if they significantly increase the cost of doing so, or if our competitors’ efforts are more successful than us, overall growth in our audience could slow or our customer base could decline.

Further, mobile operating system and web browser providers, such as Google, have announced product changes to limit the ability of advertisers to collect and use data to target and measure advertising. Google intends to further restrict the use of third-party cookies in its Chrome browser in 2024, consistent with similar actions taken by the owners of other browsers, such as Apple in its Safari browser, and Mozilla in its Firefox browser. These changes may reduce our ability to efficiently target and measure advertising, in particular through online social networks, making our advertising less cost effective and successful. Any reduction in the number of users directed to our website through search engines or vehicle listings sites could have an adverse effect on our business, financial condition, results of operations and prospects.

Our business is dependent upon our ability to recondition and sell inventory expeditiously and efficiently

Our purchases of vehicles are based in large part on projected consumer demand. If actual sales are materially less than we forecast, we would experience an over-supply of vehicle inventory. An over-supply of vehicle inventory will generally cause downward pressure on product sales prices and margins and increase our average days to sale. Vehicle inventory represents a significant portion of our total assets, accounting for £130.1 million, or approximately 25% of our total assets, as of June 30, 2023. Having such a large portion of total assets in the form of inventory for an extended period subjects us to depreciation, inflation and other risks that affect our results of operations. Vehicles can depreciate rapidly and therefore a failure to sell our inventory expeditiously or to recondition and deliver vehicles efficiently to customers could adversely impact our gross profit per unit. If we have excess inventory or our average days to sale increases, we may be unable to liquidate such inventory at prices that allow us to meet margin targets or to recover our costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Conversely if our customer demand exceeds our capacity to purchase and recondition our used vehicle inventory this could result in lower inventory levels, leading to lower conversion rates. Following the announcement of our Revised 2023 Plan, we have rationalized our footprint, including through reducing the number of vehicle preparation centers we operate. As a result of this reduction, our reconditioning capacity has declined and our operations may experience periods of inefficiency, which could have a negative impact on our gross profit per unit.

Any disruption of our ability to recondition our vehicles in an expeditious and efficient manner could have a material adverse effect on our business, financial condition, results of operations and prospects.

Vehicle retail sales depend heavily on affordable interest rates and availability of credit for vehicle financing and a substantial increase in interest rates could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows

If interest rates continue to rise, market rates for vehicle financing will generally be expected to rise as well, which may make our vehicles less affordable to customers or steer customers to less expensive vehicles that would be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, customers may not desire or be able to obtain financing to purchase our vehicles. As a result, a substantial increase in customer interest rates or tightening of lending standards could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our business is sensitive to changes in the prices of new and used vehicles

Any significant changes in retail prices for new or used vehicles could have a material adverse effect on our revenues and results of operations. For example, an overall increase in prices for used vehicles may make it difficult for certain customers to afford to purchase a vehicle. Similarly, if retail prices for used vehicles rise relative to retail prices for new vehicles, it could make buying new vehicles more attractive to our customers than buying used vehicles, which could result in reduced used-car sales and lower revenues. Manufacturer incentives could contribute to narrowing the price gap between new and used vehicles. In addition, supply chain issues impacted new vehicle production throughout 2022 and may continue in the future. See “— Our business is subject to risks related to the larger automotive ecosystem, including consumer demand, the shift to electric vehicles, global supply chain challenges and other macroeconomic issues.” As a result of these factors, automotive vehicle pricing and demand continues to be difficult to predict, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Used vehicle prices may also decline for a variety of reasons including an increase in supply due to an increased number of new vehicle lease returns over the next several years. While lower used vehicle prices reduce the cost of acquiring new inventory, lower prices could also lead to reductions in the value of inventory we currently hold, which could result in impairments to our assets and have a negative impact on gross profit. Furthermore, any significant changes in wholesale prices for used vehicles could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to improve our unit economics may suffer

The success of our business depends in part on effectively managing and maintaining sales of our vehicle inventory and related products and services, and providing customers with a car buying experience that meets or exceeds their expectations. If for any reason we are unable to do so in a timely and cost-effective manner, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our products and services do not meet expected performance or quality standards, including with respect to customer safety and satisfaction, this could adversely affect consumer demand. In addition, the volume of customer service requests before and after delivery limits our service capacity and may prevent us from retailing service plans to customers effectively. The changes to our footprint and headcount undertaken as part of the Revised 2023 Plan may negatively impact our ability to serve customers while maintaining the quality and efficiency of our customers’ car-buying experience. If the demand for our used cars exceeds our ability to recondition cars, we may be unable to meet customer demand and may have to decrease our range of brands and models for sale. This could adversely impact our reputation, customer demand for our vehicles and our competitive position.

If we cannot maintain the quality and efficiency of our customers’ car-buying experience or the quality of the vehicles we sell, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

The disposals resulting from the winddown in Europe and other strategic decisions that we may take could have a negative effect on our results of operations

We may divest assets or otherwise discontinue businesses that are no longer a part of our strategy. For example, on September 8, 2022, we announced a plan to wind down our operations in Europe, and we completed the winddown in May 2023. Divestitures or other similar strategic endeavors require a significant investment of time and resources, may disrupt our business and distract management from other responsibilities and may result in losses on the disposition or continued financial involvement in the divested business, including through indemnification or other financial arrangements, for a period following the transaction, which could adversely affect our business, results of operations or financial condition.

An impairment of our goodwill and other indefinite-lived intangible assets could have a material impact on our results of operations

On an annual basis as of December 31, and at interim periods when circumstances require as a result of a triggering event, we test the recoverability of our goodwill and indefinite-lived intangible assets by performing an impairment analysis. The value in use calculation involves judgment and estimates, including projected revenues, projected cash flows, long-term growth rates, and discount rates. A significant decline in any of the items used to determine the recoverable amount, as well as other triggering events, could result in a material impairment charge. For details of our annual impairment testing, see Note 16 of the audited consolidated financial statements included in our Annual Report.

We operate in a competitive industry. Increased competition in online car sales could increase our marketing costs and affect our business, results of operations and prospects

The car retail market is highly competitive with respect to price, quality, service, location and vehicle offering. Our current and future competitors may include:

●	online retailers, car supermarkets, and traditional dealers who could increase their investment in technology and infrastructure to compete directly with our online retail model;

●	search engines and vehicle listings sites and new entrants that could change their models to directly compete with us, such as Google, Amazon and AutoTrader.co.uk and Motors.co.uk; and

●	OEMs that could change their sales models through technology and infrastructure investments and enter into the online retail sales market themselves.

We also expect that new competitors will continue to enter the online and traditional automotive retail industry with competing brands, business models, products, and services, which could have an adverse effect on our business, financial condition, results of operations and prospects. Our competitors may also develop and market new technologies that render our existing or future business model, products and services less competitive, undesirable or obsolete. In addition, if our competitors develop business models, products or services with similar or superior functionality to our solutions or broader in range than those we provide customers with or with more competitive pricing, this may adversely impact our business and prospects.

Our current and potential competitors may have significantly greater financial, technical, marketing, infrastructure and other resources than we have, and an ability to devote greater resources to the development, promotion and support of their products and services. Additionally, they may have more extensive automotive industry relationships, longer operating histories and greater name recognition than us. As a result, these competitors may be able to adapt more quickly, develop new technologies faster and undertake more extensive marketing or promotional campaigns. Furthermore, the closures of a number of our vehicle preparation centers and Customer Centers following the announcement of our Revised 2023 Plan could limit our access to certain markets and impair our ability to compete effectively. In addition, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. If we are unable to compete with these competitors, the demand for our cars, products and services could substantially decline.

We may not be able to compete successfully against current or future competitors, and competitive pressures could have a material adverse effect on our business, financial condition, results of operations and prospects.

Loss of, or disruption to, our Customer Centers or vehicle preparation centers could have a material adverse effect on our business, financial condition, results of operations and prospects

Following the announcement of the Revised 2023 Plan, we have rationalized our footprint and operate seven Customer Centers and four vehicle preparation centers, one of which handles vehicles for our Wholesale channel, in the UK as of June 30, 2023. We store our sale-ready inventory at and deliver vehicles from these locations. Our ability to deliver vehicles to customers is dependent on our operational infrastructure, particularly the efficient functioning of our Customer Centers and vehicle preparation centers as well as the services of third-party providers of vehicle reconditioning. Customer and vehicle preparation centers rely on inventory management and logistics technology. If this technology fails to operate correctly it could result in an interruption to or a significant diminishment in our ability to function until the technology is restored to working order, which could result in delays in deliveries to our customers, damage to our reputation and potentially a loss of customers or sales.

Our Customer Centers also provide support in organizing deliveries, managing servicing, MOTs and repairs, dealing with insurance and warranty claims and answering general queries, and vehicle preparation centers are used to recondition used cars prior to sale. If one or more of these Customer Centers or vehicle preparation centers were to suffer an interruption to their operations, we may have difficulty in replicating their services at one of our other centers. Such an interruption could have a substantial impact on our ability to recondition vehicles to our quality standards, fulfill customer orders or address our customers’ needs, which could result in damage to our reputation and potentially a loss of customers or sales.

Although we have established business continuity procedures designed to minimize the impact of any such disruption, including work from home procedures where necessary, those procedures may not be adequate or effective. We maintain insurance to cover material exposures and business interruption; however, the insurance coverage may not be sufficient and insurance proceeds may not be paid on a timely basis to us if any of our Customer Centers or vehicle preparation centers are unavailable for any extended period of time. As a result, any loss of or disruption to any of our Customer Centers or vehicle preparation centers may have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on key third-party suppliers for outsourced services to us as well as for value-added products to our customers, and we cannot control the quality or fulfilment of these products

Our operations are subject to a number of risks related to our reliance on key third-party suppliers, some of which are outside of our control, including: failure of a supplier to provide the required level of service or to comply with the terms of an agreement with us; interruption of operations or increased costs in the event that a supplier ceases its business due to insolvency or other unforeseen circumstances; failure of a supplier to comply with applicable legal and regulatory requirements or our policies; loss of confidence by suppliers in us as a result of the recent changes to our business; and difficulty in managing the workforce, labor unrest or other employment issues. This in turn, may affect our relationships with our customers and damage our reputation. In addition, we may incur liability to third parties as a result of the actions of our suppliers.

Outsourced services may cease to be provided, for example due to a contract period expiring or a contract being terminated, and there can be no guarantee that the chosen suppliers will be able to provide the functions for which they have been contracted. Although we may replace suppliers or decide to perform functions ourselves, we cannot ensure that such substitution can be accomplished in a timely fashion or without significant costs or disruption to our operations. Any failure of third-party suppliers to deliver the contracted services could have a material adverse effect on our business, financial condition, results of operations and prospects, particularly if a disruption occurs during peak trading periods.

We also offer value-added products to our customers through third-party service providers. As we utilize third-party service providers, we cannot control all of the factors that might affect the quality and fulfilment of these services and products, including (i) lack of day-to-day control over the activities of third-party service providers, (ii) that such service providers may not fulfil their obligations to us or our customers or may otherwise fail to meet expectations and (iii) that such service providers may terminate their arrangements with us on limited or no notice or may change the terms of these arrangements in a manner unfavorable to us or our customers for reasons outside of our control. Such providers also are subject to local and national regulations and any failure by such third-party service providers to comply with applicable legal requirements could cause us financial or reputational harm.

In addition, we rely on third-party lenders to finance our customers’ vehicle purchases. To the extent that our finance customers have a higher-than-expected default rate, this may affect our ability to agree on customer financing with third-party lenders on acceptable terms or at all. Moreover, we receive commissions and fees from these third-party service providers in connection with finance, service and insurance products purchased by our customers. A portion of the commissions and fees we receive on such products is subject to chargebacks in the event of early termination, default or prepayment of the contracts by end-customers, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Our revenues and results of operations are partially dependent on the actions of these third parties. If one or more of these third-party service providers cease to provide these services or products to our customers, tighten their credit standards or otherwise provide services to fewer customers or are no longer able to provide them on competitive terms, any of these could have a material adverse effect on our business, revenues and results of operations. If we are unable to replace the current third-party providers upon the occurrence of one or more of the foregoing events, it could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, disagreements with such third-party service providers could require or result in costly and time-consuming litigation or arbitration.

We rely on our own logistics to transport our vehicle inventory. Thus, we are subject to business risks and costs associated with the transportation industry

We rely on our own logistics to transport vehicles from the site of purchase to vehicle preparation centers, then to our Customer Centers and/or then directly to our customers. As a result, we are exposed to risks associated with transportation, such as weather, traffic patterns, gasoline prices, cost inflation, supply chain delays, labor shortages at transportation providers and warehouses, recalls affecting our vehicle fleet, local and national regulations, insufficient internal capacity, rising prices of external transportation vendors, taxes, license and registration fees, insurance premiums, difficulty in recruiting and retaining qualified drivers, disruption of our technology systems and increasing equipment and operational costs. In addition, events related to political instability, or threatened or actual acts of terrorism and security concerns, may pose challenges to our logistics and fulfilment processes.

Our transportation costs may increase as carriers have increased prices. We are also exposed to the risks of vehicular crashes, which may result in serious injury to or loss of life of an employee or third party. Our failure to successfully manage our logistics and fulfilment process could cause a disruption in our inventory supply chain and distribution, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

As part of our Revised 2023 Plan, we announced the intention to make our logistics networks more efficient through the closure of certain of our vehicle preparation and Customer Centers and further headcount reductions. As part of this we have reduced the number of vehicle preparation centers we operate to four and the number of Customer Centers we operate to seven. There can be no guarantee that these closures, reduced headcount and transport divestitures will lead to the desired efficiencies or reduced operating costs.

Our business is sensitive to conditions affecting automotive manufacturers, including manufacturer recalls and potential financial issues

Adverse conditions affecting one or more automotive manufacturers, including financial issues, could have a material adverse effect on our business, financial condition, results of operations and prospects and could impact the supply of vehicles. Manufacturer recalls are a common occurrence that have accelerated in frequency and scope in recent years. Recalls and the increased regulatory scrutiny surrounding selling used vehicles with open safety recalls could adversely affect used vehicle sales or valuations, could cause us to temporarily remove vehicles from inventory, could force us to incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Vehicles in our inventory may be stolen, damaged or destroyed before they can be sold

Vehicles in our inventory comprise a large share of our total assets. As of June 30, 2023, the value of our overall inventory amounted to £130.1 million. Given the size of this inventory, we require significant space to store our cars. To this end, we have in the past, and may in the future, enter into short-term agreements with third-party logistics partners to handle the storage of some of our cars. We have limited control over the third-party partners and cannot guarantee that cars in our inventory will be properly protected (e.g., against theft or vandalism).

In addition, given that our cars are typically stored in unroofed parking lots, force majeure events such as flooding, fires or hail may affect a large number of our cars. This type of parking lot also has an increased risk of theft or vandalism. Furthermore, electric vehicles in our inventory have in the past and could in the future catch fire and cause damage to surrounding inventory. While we take measures to minimize these risks, such events may cause us to incur large, uninsured damages, deprive us of a significant portion of our inventory and reduce customer satisfaction if we cannot deliver sold cars. While we carry insurance for our vehicles, the insurance coverage may not be sufficient.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Fraudulent behavior of sellers or purchasers of our cars or an inability to correctly assess their creditworthiness may adversely affect our business

We source a large number of used cars. While we run provenance checks on the vehicles we purchase, we have in the past, and may in the future, purchase cars that have been stolen, altered, sourced from salvage or sold with outstanding finance attached. Criminals attempting fraudulent sales tend to be sophisticated, presenting us with fake identities, forged car documentation (e.g., a fake registration document and vehicle registration, or obtaining such documentation by submitting false information to the relevant governmental agencies) or altered vehicles (e.g. by changing the odometer reading). Buying stolen or altered cars or cars with outstanding finance may result in writing down the vehicle and selling it at a loss, increased legal fees and expenses, fines and increased insurance costs. Any of the foregoing could have an adverse effect on our brand, reputation and ability to attract customers.

When deciding whether to provide financing services to consumers, we assess their creditworthiness by relying, among other things, on the assessments of third-party credit agencies. There is, however, no guarantee that the systems of these agencies will function properly or that there are no gaps or errors in their assessment. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience significant returns of cars sold

Our terms and conditions give consumers who purchase cars the right to return such cars within a period of seven days from delivery and to receive full refunds, assuming they have driven no more than a stated maximum amount of miles and provided the car is undamaged. Furthermore, as an online seller we are required to offer returns in the first 14 days from delivery. In the six months ended June 30, 2023, the return rate for cars sold amounted to 8.1%. Returning cars is more cost-intensive than returns for other goods sold online due to the size and weight of vehicles. If we face high levels of returns (e.g., due to customers being dissatisfied with their car or customer service) we may incur significant costs, including costs in relation to handling such returns, as well as further complications to our operations.

In addition, we typically purchase cars ‘as is’ based on the details provided and we assume responsibility for any defects these cars may have, assuming they were not previously disclosed by the seller. Defects in purchased vehicles can lead to increased reconditioning costs and reduced flow through our vehicle preparation centers, which can impact the number of cars available for sale. We also sell cars through our wholesale channel and, in the case where these cars have defects that have not been disclosed, we may be required to compensate the purchaser or take back the deficient vehicle, which may result in significant transport costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience seasonal and other fluctuations in our operating results, which may not fully reflect the underlying performance of our business

We expect our results of operations, including revenues and profitability, if any, and cash flow to vary in the future based in part on, among other things, consumers’ car-buying patterns. Industry vehicle sales exhibit seasonality with sales peaking late in the first calendar quarter and diminishing through the rest of the year, with the lowest relative level of industry vehicle sales expected to occur in the fourth calendar quarter. Due to the rapid changes we have undergone during our limited operating history, our sales patterns to date have not reflected the general seasonality of the automotive industry, but we expect this to change once our business and markets mature. Used vehicle prices also exhibit seasonality, with used vehicles depreciating at a faster rate in the last two quarters of each year and a slower rate in the first two quarters of each year. In the future, this may result in a gross profit per unit higher on average in the first half of the year than in the second half of the year.

In addition, a significant portion of our expenses are fixed and do not vary proportionately with fluctuations in revenues. If sales during peak seasons are significantly lower than expected for any reason, we may be unable to adjust our expenses in a timely manner and may be left with a substantial amount of unsold inventory which may be difficult to liquidate and the value of which may depreciate. At the same time, if we fail to obtain sufficient inventory of appropriate vehicles, we may not have an adequate supply of products to meet consumer demand. We may also experience fluctuations in our operating results due to the implementation of our Revised Business Plans.

We are highly dependent on our senior management team and other highly skilled personnel. Changes in our management team following the consummation of the Transactions, and difficulties in attracting or retaining highly qualified personnel, may adversely and materially affect our ability to successfully implement our business strategy

Our performance depends significantly on the efforts and abilities of our key senior management. Following the consummation of the Transactions there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. Our senior management have substantial experience and expertise and have made significant contributions to our continuing growth and success. The loss of any members of the senior management or other key employees without the prompt addition of appropriate replacements could have a material adverse effect on our business, financial condition, results of operations and prospects. We may be unable to find appropriate replacements in a timely manner or the replacements, once appointed, may not perform as effectively as expected.

In addition, our results of operations and success depend on our ability to attract and retain effective personnel throughout our organization. We may not continue to be able to retain or attract a sufficient number of skilled personnel, including within the commercial, car reconditioning, sales and marketing, software engineering, data and IT teams, on attractive terms or at all. In light of the Transactions, our reductions in headcount as part of the Revised 2023 Plan and other cost-saving initiatives, we may find it difficult to prevent attrition beyond our planned reduction in headcount, and to attract personnel in the future. In addition, volatility or lack of performance in the market price of our Class A ordinary shares may affect our ability to attract and retain replacements should key personnel depart. Any inability to recruit, train or retain such personnel could hinder our ability to successfully operate our business and to meet business objectives and timelines, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

A significant element of our business strategy is controlling expenses and efficiently managing our operations. We may experience difficulties in achieving these goals as a result of, among other things, difficulties in hiring or retaining qualified employees, significant turnover in senior management, labor shortages, or increased labor costs.

We are exposed to risks in connection with product-related warranties as well as the provision of services, which may be costly

We provide a free 90-day warranty and offer extended warranty, insurance and service plans to our customers. There is a risk that, relative to the warranties and insurance and service plans provided, the calculated product prices and the provisions for our warranty and insurance and service risks have been set, or will in the future be set, too low. There is also a risk that we may be required to extend the applicable warranty period originally granted or to provide services as a courtesy or for reasons of reputation where we are not legally obliged to do so, and for which we will generally not be able to assert claims in recourse against suppliers or insurers. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We will need to continue to improve the capacity, speed, integration and automation of our reporting systems and operational processes as we rationalize our operations

The rapid development of our business has placed, and may continue to place, significant demands on our management and operational infrastructure. As a part of our ongoing obligations as a public company, we will need to continue to improve the capacity, speed, integration and automation of our reporting systems and operational processes. See “— Because we have historically operated as a private company, we have limited experience complying with public company obligations and fulfilling these obligations is expensive and time consuming and may divert management’s attention from the day-to-day operation of our business” below.

Our future development could also strain our ability to maintain reliable service levels for our users and inhibit our ability to develop and improve our operational, financial, and management controls, enhance our reporting systems and procedures, and recruit, train and retain highly skilled personnel.

If we fail to achieve the necessary level of efficiency in our organization, or to improve the capacity, speed, integration and automation of our reporting systems, our business, financial condition, results of operations or prospects could be materially adversely affected.

Cyber breaches caused by malicious hacking could jeopardize the integrity of our IT systems and the security of our data

The rise in cyber- and data-related crime presents a significant challenge in terms of securing data and systems against attack. The growth in online access throughout the retail landscape increases our exposure to potential cyber threats. Our systems, website, mobile applications, data (wherever stored), software or networks, and those of third parties, may be vulnerable to security breaches, including unauthorized access (from within our organization or by third parties), computer viruses or other malicious code and other cyber threats that could have a security impact. We and third parties may not be able to anticipate evolving techniques used to effect security breaches (which change frequently and may not be known until launched), or prevent attacks by hackers, including phishing, ransomware attacks or other cyber-attacks, or prevent breaches due to employee error or malfeasance, in a timely manner, or at all. Cyber-attacks have become far more prevalent in recent years, leading potentially to unauthorized access to, misuse or disclosure of, unavailability of, or the theft or manipulation of confidential and proprietary information or loss of access to, or destruction of, data on our or third-party systems, as well as interruptions or malfunctions in our or third-parties’ operations. See “— Failure to safeguard our customer and other personal data may result in reputational damage, financial penalties, claims from individuals and litigation, and decrease in revenues” below.

Attacks on our information technology networks may increase in the future. We and our suppliers are at a risk of suffering materially from such attacks and breaches, which could adversely affect our ability to process customer and consumer transactions and manage inventories, result in us incurring significant additional costs to modify our protective measures or to investigate and remediate vulnerabilities, and result in significant losses, reputational harm, competitive disadvantage and sometimes physical damage. We may also be subject to related litigation and financial losses that are either not insured against or not fully covered through our insurance policies, as well as being obliged to incur costs through a need to engage third-party experts, advisers and consultants. We may also be subject to regulatory intervention, significant regulatory fines and sanctions, particularly as a result of the increasing regulatory focus on promoting the protection of customer information and the integrity of information technology systems.

We have security measures in place to safeguard customer information and have invested in cyber security and added additional controls but still may suffer a major loss or unavailability of customer, employee or other personal data, or other business sensitive data, due to inadequate or failed processes or systems, human error, employee misconduct, catastrophic events, external or internal security breaches, acts of vandalism, computer viruses, malware, ransomware, misplaced or lost data, or other events that could disrupt our normal operating procedures and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, with the rise in remote working as a response to and following the COVID-19 pandemic, the risk of one of our employees intentionally or inadvertently compromising our systems or misusing data or confidential information has grown.

A significant disruption in service of our website and information technology systems could result in a disruption in our business and could have a material adverse effect on our results of operations

Our brand, reputation and ability to attract customers and generate revenues depend on the reliable performance of our website and supporting systems, technology and infrastructure. Our services are accessed by a large number of users, often at the same time, and as user traffic increases, we may not be able to scale our technology to accommodate increased capacity requirements, which may result in interruptions or delays in service. We have experienced minor interruptions in our systems in the past, including server failures, that temporarily slowed the performance of our website and we may experience interruptions in the future. Notwithstanding efforts to prevent website or IT failure or disruption, including established disaster recovery plans, interruptions in these systems, whether due to system failures, programming or configuration errors, computer viruses, malware, cyber-attacks, power outages, physical or electronic break-ins, fire, telecommunications failures, floods or other malfunctions and disruptions, could affect the availability of inventory on our website and prevent or inhibit the ability of customers to access our website. Problems with the reliability or security of our systems could harm our reputation, prevent us from making sales, result in a loss of customers as well as result in additional costs.

In addition, problems faced by our third-party web-hosting providers, including Amazon Web Services, could adversely affect the experience of our customers. For example, our third-party web-hosting providers could close their facilities without adequate notice or suffer interruptions in service caused by cyber-attacks, natural disasters or other phenomena. Any financial difficulties, up to and including bankruptcy, faced by our third-party web-hosting providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. We may not be able to find a replacement provider within a timely manner or on commercially favorable terms, which may result in reduced revenues and profitability, deteriorating cash flow and reduced market share. In addition, if our third-party web-hosting providers are unable to keep up with our growing capacity needs, our business could be harmed.

In the future, we may not be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our IT infrastructure. Any failure to effectively maintain, improve or upgrade our IT infrastructure and management information systems in a timely manner or at all could have a material adverse effect on our business, financial condition, results of operations or prospects.

Our business relies on e-mail and other messaging services, and any restrictions on the sending of e-mails or messages or an inability to timely deliver such communications could materially and adversely affect our business, financial condition and results of operations

We use e-mail and other messaging services both for internal employee communication purposes and as a free marketing tool to promote our services and website to customers. Promotions offered through e-mail and other messages we send are an important part of our marketing strategy. We provide e-mails to customers and other visitors informing them of the convenience and value of using our platform, as well as updates on orders placed, new inventory and price updates on listed inventory, and we believe these e-mails, coupled with our general marketing efforts, are an important part of the customer experience and help generate revenues. If we are unable to successfully deliver e-mails or other messages to our employees and customers, or if customers decline to consent or to open our e-mails or other messages, our revenues could be materially and adversely affected. In addition, our e-mails may be shown as “spam” or given a lower priority, which could reduce the likelihood of customers opening or responding positively to them. Actions by third parties to block, impose restrictions on, or charge for the delivery of, e-mails and other messages, as well as legal or regulatory changes limiting our right to send such messages or imposing additional requirements, could impair our ability to communicate with customers.

We also rely on social networking messaging services to send communications and to encourage customers to send communications. Social networks are important as a source of new clients and as a means by which to connect with current clients, and their importance may be increasing. We may be unable to effectively maintain a presence within these networks, which could lead to lower than anticipated brand affinity and awareness, and in turn could adversely affect our operating results. Additionally, changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or customers’ ability to send communications through their services, disruptions or downtime experienced by these social networking services or decline in the use of or engagement with social networking services by customers and potential customers could materially and adversely affect our business, financial condition, results of operations or prospects. If we are not able to use unpaid marketing tools in the form of e-mails or other messages efficiently, this could impair our marketing efforts or make them more expensive if we have to increase spending on paid marketing channels.

Furthermore, malfunctions of our e-mail and messaging services could result in erroneous messages being sent and customers no longer wanting to receive any messages from us. In addition, our process to obtain consent from visitors to our website and mobile application to receive newsletters and other messages from us and to allow us to use their data may be insufficient or invalid. As a result, such individuals or third parties may accuse us of sending unsolicited advertisements and other messages, which could result in regulatory investigations and/or claims.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to risks related to online payment methods

We accept payments for our vehicles through a variety of methods, including credit card, debit card and bank transfers. As we offer new payment options to customers, we may be subject to additional regulations, compliance requirements, fraudulent activity and financial crime. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. As our business changes and we enter new markets, we also may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. Consumer practices, preferences and norms for payment mechanisms may also vary to a significant degree across different markets, thereby limiting the range of online payment options we are able to offer or deploy. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from customers or facilitate other types of online payments. If any of these events were to occur, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

We occasionally receive orders placed with fraudulent credit card data, including stolen credit card numbers, or from clients who have closed bank accounts or who have insufficient funds in open bank accounts to satisfy payment obligations. We may suffer losses as a result of orders placed with fraudulent credit card data even if the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions. If we are unable to detect or control credit card or other fraud, our liability for these transactions could be substantial.

Further, we may become subject to changing payment regulations and requirements that could potentially affect the compliance of our current payment processes and increase the operational costs we incur to support payments. Any noncompliance by us in relation to global laws and regulations that govern payment methods, or any alleged noncompliance, could result in reputational damage, litigation, increased costs or liabilities, or require us to stop offering payment services in certain markets.

Failure to safeguard our customer and other personal data may result in reputational damage, financial penalties, claims from individuals and litigation, and decrease in revenues

We collect, store and use data in our operations that may be protected by data protection and privacy laws. We have taken steps to comply with the General Data Protection Regulation (Regulation (EU) 2016/679) (“GDPR”) and the GDPR as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 and relevant statutory instruments (the “UK GDPR”). Such laws govern our ability to collect, use and transfer personal data, including relating to our customers and business partners, as well as any such data relating to our employees and others. We routinely transmit and receive personal, proprietary and confidential information (including debit and/or credit card details of our customers) by electronic means and therefore rely on the secure processing, storage and transmission of such information in line with regulatory requirements (including Payment Card Industry — Data Security Standards). Therefore, we are exposed to the risk that such data could be wrongfully appropriated, lost or disclosed, damaged or processed in breach of privacy or data protection laws. Failure to comply with the UK GDPR and other applicable data protection laws may result in reputational damage, financial penalties and fines, claims from individuals and litigation, and loss of competitive advantage. For example, breaches of the UK GDPR can each result in fines of up to 4% of annual global turnover.

In addition, we work with third-party service providers that process personal data on our behalf. There is a risk that those service providers may not fully comply with the relevant contractual data processing terms and all data protection obligations imposed on them (including by applicable law). Any failure by such third-party service providers to maintain and protect customer or other personal data could affect the quality of our services, compromise the confidentiality of our customer and other data or cause service interruptions. Such a failure may also result in the imposition of fines and other penalties and could lead to litigation that may result in our being ordered to pay damages and other costs and, as a result, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We also use cookies and similar technologies on our website including to allow our website to work, to analyze and improve our website, to personalize customers’ experiences and to market products to users through advertisements. In recent years, regulators in the UK have expressed increased concern over the use of third-party cookies and similar technologies including for online behavioral advertising and laws in this area are also subject to reform. Privacy and Electronic Communications Regulations require us to obtain informed consent for the placement of a cookie on a customer’s device for certain purposes, and the UK GDPR also imposes additional conditions in relation to that consent, such as a prohibition on pre-checked consents except under certain circumstances.

We may not succeed in adequately protecting our intellectual property and know-how

We rely on a combination of trademark registrations, domain name registrations, and unregistered rights including copyright, unregistered designs, database rights and trade secrets, as well as contractual provisions and restrictions on access to and use of proprietary information to protect our brands, technologies, algorithms, applications and systems, a number of which are of essential importance to our business success. Although we have taken steps consistent with industry practice to protect our intellectual property and know-how, such steps may be inadequate.

We have a portfolio of registered trademarks in respect of the various trading names and logos used in connection with our business. Competitors may adopt service names similar to ours, thereby harming our ability to build our brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement or invalidity claims brought by owners of other trademarks or trademarks that incorporate variations of our trading name and logo. We also own a portfolio of internet domain names related to our brand and website. We seek to protect our brand through the registration of additional domain names, where appropriate.

To the extent that our brand, technologies, algorithms and data are not protected by intellectual property rights or the law protecting confidential information, third parties, including competitors, may be able to commercialize or otherwise use our brands, technologies, algorithms and/or data without compensation. We also face the risk that existing or new competitors may independently develop similar or alternative technologies that are equal or superior to our technology without infringing our intellectual property rights or may design around our proprietary technologies.

Furthermore, litigation or proceedings before governmental authorities may be necessary in the future to enforce our intellectual property rights, to protect our brand, trade secrets, databases and domain names and to determine the validity and scope of our proprietary rights and those of others. See “— We may be subject to intellectual property rights claims, which are costly to defend and could require us to pay damages or an account of profits” below.

Any of these risks, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to intellectual property rights claims, which are costly to defend and could require us to pay damages or an account of profits

Companies in the internet and technology sectors may enter into litigation in order to enforce and protect their intellectual property rights. Third parties may in the future assert that we have infringed their intellectual property rights. As we face increasing competition, the possibility of being subject to intellectual property rights claims may grow.

Our technologies, products and services may not be able to withstand third-party claims against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management’s attention. If we were found to be in violation of a third-party’s intellectual property rights, we may be required to pay compensation, including damages, or an account of profits, or be subject to injunctions that prevent us from using certain technologies. We may have to seek a license to use the intellectual property rights in the technology, which may not be available or available on reasonable terms and may significantly increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop aspects of our technology due to infringement of third-party intellectual property rights, we may be forced to limit our product and service offerings and may be unable to compete effectively.

In addition, like many businesses, we use open-source software and will continue to use open-source software in the future. Open-source software is generally licensed without any support, warranties or other protections regarding infringement, origin, or quality. Some open-source licenses may, depending on how we use or modify the licensed software, require that we make available the source code of our modifications to or derivatives of the open-source software to the public or grant other licenses to our intellectual property. This may include allowing third parties to make further modifications to and distributions of that source code, in some circumstances at no or minimal cost. Some open-source licenses may also require us to make the source code for our proprietary software available under the terms of the open-source license, depending on how we combine our proprietary software with the relevant open-source software. Companies that use open-source software have faced challenges to their use of open-source software and other software incorporating it. As such, we could be subject to lawsuits claiming that we have not complied with applicable open-source license terms. If we are held to have breached or failed to comply with an open-source software license, we could be exposed to liability, be required to release the affected portions of our source code publicly or cease offering the implicated solutions, and/or be required to re-engineer our software. Although we do not intend to use or modify open-source software in a manner that would adversely affect our business, there can be no guarantee that this will be effective to identify or address all unintended consequences of using open-source software or breach of open-source license terms.

In addition, open-source licensors generally do not provide contractual protections, including as to security and patching, with respect to the software and are not obliged to maintain their software or provide any support, which in turn makes it difficult to pass assurances on to our customers. We may be required to maintain or update such software itself or to replace such software with internally developed software or software obtained from another supplier if the authors of the open-source software utilized by us stop updating it, which may be costly. The use of open-source software may also allow our competitors or other third parties to develop similar offerings more quickly and with less effort and ultimately could result in a loss of our competitive advantages.

Any of these risks, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have income, expenses, assets and liabilities denominated in foreign currencies which could lead to volatility of our operating results as a result of foreign exchange fluctuations

Our reporting currency is British Pounds Sterling (“GBP”). We have assets and liabilities denominated in other currencies, principally United States Dollars (“USD”). Movement in exchange rates with USD and GBP could lead to gains and losses in our income statement. Revaluation of the Convertible Notes or the New Notes, as applicable in the future, as a result of changes in the exchange rate between USD and GBP could lead to significant reported gains and losses between periods. In addition, a decline in the value of GBP relative to USD would increase our interest expense.

Because we have historically operated as a private company, we have limited experience complying with public company obligations and fulfilling these obligations is expensive and time consuming and may divert management’s attention from the day-to-day operation of our business

As a privately held company, we were not required to comply with many corporate governance and financial reporting practices and policies required of publicly-traded companies. As a publicly traded company, we incur significant legal, accounting and other expenses that we were not required to incur in the recent past. Since we stopped qualifying as an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) on December 31, 2022, these expenses are expected to increase further. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and the NYSE, have increased the costs and the time that must be devoted to compliance matters. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly. We also expect to continue to need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. As a public company, it could be more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a public company, it could be more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our Class A ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

We have identified material weaknesses in our internal control over financial reporting (“ICFR”) for the fiscal years ended December 31, 2022 and 2021, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations. If these material weaknesses are not remediated our ability to accurately and timely report our financial results could be adversely affected

In connection with our preparation and the audit of our financial statements as of and for the year ended December 31, 2022, we identified material weaknesses as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in our internal control over financial reporting. SEC guidance defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual financial statements will not be prevented or detected on a timely basis. We and our independent public accounting firm identified the following material weaknesses as defined under the Exchange Act in our internal control over financial reporting:

i.	The entity level and financial reporting control environment is not designed with the appropriate precision to prevent or detect material misstatement in accounting or disclosure, including deficiencies in the design and operation of transaction-level control activities. This includes a lack of effective management review controls, including over the completeness and accuracy of data and reports used in internal controls and segregation of duties relating to the review of manual journal entries, as a part of the financial statement close process for the year ended December 31, 2022;

ii.	The Company did not design and maintain effective controls over information technology general controls (“ITGCs”) for all information systems and applications that are relevant to the preparation of the consolidated financial statements. Specifically, the Company did not design and maintain: (i) sufficient user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; (ii) program change management controls to ensure that information technology (“IT”) program and data changes affecting financial information technology applications and underlying accounting records are identified, tested, authorized and implemented appropriately; and (iii) monitoring controls of IT operations performed by service organizations to ensure that critical batch and interface jobs are monitored, privileges are appropriately granted, and data backups are authorized and monitored. Business process controls (automated and manual) that are dependent on the ineffective ITGCs, or that rely on data produced from systems impacted by the ineffective ITGCs, are also deemed ineffective for the year ended December 31, 2022; and

iii.	Insufficient accounting and finance personnel with IFRS technical accounting knowledge to account for non-routine and complex transactions for the year ended December 31, 2022.

A management assessment has been carried out in relation to the year ended December 31, 2022 and no additional material weaknesses have been identified. However, the management assessment found that, while an overall ICFR plan has been developed and is being implemented, the iterative nature of the process has meant that we are continuing to design, redesign and implement key financial reporting controls across each of the in-scope processes. As such, the management assessment has been unable to conclude that the overall entity-level, business process and IT general control environments are effective.

To address the material weaknesses we plan to continue to undertake remediation actions. During the fiscal year ended December 31, 2022 we implemented a governance, risk management and compliance (“GRC”) tool for the management, operation and evidencing of financial reporting controls. We continued to engage consultants with the appropriate expertise to perform a risk assessment of the internal control environment and assist management in designing and implementing entity level, financial reporting and management review controls, together with IT general and application controls for systems which impact financial reporting. In addition, we have hired a number of personnel with expertise in finance and technical IFRS accounting, including for senior finance leadership positions. Dedicated resources continue to be allocated to support the improvement of our financial control environment and we will deliver training to further support the needs of our staff.

Our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. We cannot provide assurance as to when we will be able to complete full remediation or if we will be able to avoid the identification of additional material weaknesses in the future. In addition, the process of assessing the effectiveness of our internal control over financial reporting may require the investment of substantial time and resources, including by members of senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. Additionally, if we are unable to successfully remediate the identified material weaknesses or if we identify additional material weaknesses, our financial statements could contain material misstatements that, when discovered in the future, could cause failure to meet reporting obligations. At such time, our independent registered public accounting firm may issue an adverse report in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating.

If we are considered to have material weaknesses in our internal control over financial reporting which are not addressed in a timely manner, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our securities could decline, and we could be subject to sanctions or investigations by the SEC, the NYSE or other regulatory authorities. Failure to remedy material weaknesses in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets and other forms of financing.

We may identify additional material weaknesses in the future, or otherwise fail to establish or maintain an effective system of internal control, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we identify any additional material weaknesses in the future, the accuracy and timing of our financial reporting may be adversely affected. Additionally, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports as well as applicable stock exchange listing requirements. We may be unable to prevent fraud, investors may lose confidence in our financial reporting and our share price may also decline. Our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future and may cause us to fail to achieve and maintain the adequacy of our internal control over financial reporting in a timely fashion.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. In addition, control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgement and breakdowns resulting from human failures. In addition, the level of manual processes and multiple systems in our internal control over financial reporting increases the risk of error. As a result, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. We can provide no assurance that the measures we are currently undertaking or may take in the future will be sufficient to maintain effective internal controls or to avoid potential future deficiencies in internal control, including material weaknesses.

Failing to maintain effective disclosure controls and internal controls over financial reporting could have a material adverse effect on our business, financial condition, results of operations and prospects and could cause a decline in the price of our securities.

Our operations may be adversely affected by legal, regulatory and other developments. Our non-compliance with applicable financial regulations could have a material impact on us

We are subject to a range of legal and regulatory requirements originating in the UK, particularly in the areas of consumer protection and rights, transportation, product safety, competition, bribery and corruption, financial services, environment social and governance, infrastructure investment, property rights and planning laws and accounting. Failure to comply with any of these laws or regulations could result in administrative, civil or criminal penalties, loss of licenses or in a cease-and-desist order against our business operations, any of which could damage our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

Cazoo Ltd is registered with the Financial Conduct Authority (the “FCA”) as an appointed representative of ITC Compliance Limited (ITC) (now owned by Fortegra) which is directly authorized and regulated by the FCA. As an appointed representative of ITC, Cazoo Ltd is permitted by the Financial Conduct Authority in the UK to carry out certain regulated activity, including brokering finance agreements and introducing insurance products. We intend to remain compliant with such regulations although compliance cannot be guaranteed. Any non-compliance or regulatory changes could have a material and adverse effect on our ability to sell finance and/or insurance products and/or the pricing of and cover provided by such products. This could therefore materially and adversely affect the revenues and earnings that we derive from such products, and consequently could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, changes in laws and regulations, more stringent enforcement or alternative interpretation of existing laws and regulations may change the legal and regulatory environment, making compliance with all applicable laws and regulations more challenging. Changes in laws and regulations in the future could have an adverse economic impact on us by tightening restrictions, reducing our freedom to do business, increasing our costs of doing business or reducing our profitability. Failure to comply with applicable laws or regulations may lead to civil, administrative or criminal penalties, including but not limited to fines or the revocation of permits and licenses that may be necessary for our business activities. We could also be required to pay damages or civil judgments in respect of third-party claims.

New laws, regulations or policies of governmental organizations regarding increased fuel economy requirements, reduced greenhouse gas or pollutant emissions or vehicle safety could give rise to significant costs

We are subject to comprehensive and constantly evolving laws, regulations and policies related to environmental matters (and, in particular, climate change) and health and safety. Capital and operating expenses required in order to comply with environmental laws and regulations may be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations. We anticipate that the extent of the legal and regulatory requirements in these areas and the related effect on our operations and costs of compliance will continue to increase in the future.

In general, there is a clear move toward increasingly stringent vehicle emissions regulations, particularly for conventional drive systems. Moreover, further tightening and scrutiny could be forthcoming given the ongoing focus on emissions testing and on-road performance, which could lead to significant additional costs to recondition cars so they comply with new regulations, which may reduce our gross profit per unit. In particular, the UK Government has announced plans to ban sales of new petrol and diesel cars by 2035 which would subsequently reduce the number of used petrol and diesel cars available for us to purchase. There may be a limited availability of vehicles that comply with such regulations which would adversely impact our ability to purchase inventory for sale.

In addition, to comply with current and future environmental, health and safety norms (such as air emissions, the maintenance of safe workplace conditions and regulations that impose responsibility on vehicle sellers to fund the recovery, recycling and disposal of vehicle parts, including lead-acid batteries, at the end of their useful life), we may have to incur substantial capital expenditures to upgrade vehicles and vehicle preparation centers. All of these factors could increase our costs significantly.

Increased public and shareholder attention to environmental, social and governance (“ESG”) matters may expose us to negative public perception, impose additional costs on our business or impact our share price

In recent years, greater attention has been directed towards publicly-traded companies regarding environmental, social and governance matters. A failure, or perceived failure, to respond to regulatory requirements or meet investor or customer expectations related to ESG concerns could cause harm to our business and reputation. For example, the majority of the cars we buy and sell are powered by gasoline or diesel engines, and government, media, activist or other pressure to limit emissions could negatively impact consumers’ perceptions of us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, while we strive to create an inclusive culture and a diverse workforce where employees feel valued and respected, a failure, or perceived failure, to properly address inclusivity, diversity and other corporate governance matters could result in reputational harm, reduced sales or an inability to attract and retain a talented workforce. Organizations that provide information to investors on corporate governance and other matters have developed rating systems for evaluating companies on their approach to ESG. Unfavorable ESG ratings that we could receive could lead to negative investor sentiment which could have a negative impact on our stock price.

Regulation of the internet and e-commerce is evolving, and unfavorable changes or our failure to comply with these regulations could substantially harm our business and results of operations

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet, e-commerce and mobile commerce. Existing and future regulations and laws could impede the growth of the Internet, e-commerce or mobile commerce. These regulations and laws may involve taxes, privacy, data security, anti-spam, pricing, content protection, electronic contracts and communications, mobile communications, consumer protection, information reporting requirements, advertising, unencumbered Internet access to our services and the design and operation of our website. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet, e-commerce or mobile commerce. Unfavorable regulations and laws could diminish the demand, including online demand, for used cars and complementary products and services and increase our cost of doing business and could adversely affect our business and results of operations.

We are subject to many hazards and operational risks, including accidents or incidents relating to health, safety and the environment at our Customer Centers and vehicle preparation centers, that may disrupt our business, which could have a material adverse effect on our business, financial condition and results of operations

Our operations are subject to many hazards and operational risks inherent to our business, including accidents or incidents relating to health, safety and the environment at our Customer Centers and vehicle preparation centers. Our reconditioning operations may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties. Any significant interruption due to any of the above hazards at one of our primary facilities could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are also exposed to hazards and operational risks associated with transportation, such as vehicular crashes, which may result in serious injury to or loss of life of an employee or third party. See “— We rely on our own logistics to transport our vehicle inventory. Thus, we are subject to business risks and costs associated with the transportation industry” above.

Any accidents or incidents relating to health, safety and the environment could result in reputational harm and could diminish confidence in our brand and business model. Moreover, our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks and we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, insurance may not continue to be available on terms as favorable as our current arrangements and certain risks related to breaches of health and safety may not be insurable.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Natural disasters, unusual weather conditions, epidemic outbreaks, global health crises, terrorist acts and political events could disrupt our business

The occurrence of one or more natural disasters such as tornadoes, hurricanes, fires, floods and earthquakes, unusual weather conditions, epidemic or pandemic outbreaks, terrorist attacks, trespassing, vandalism or disruptive political events in regions where we operate or where our third-party contractors’ and suppliers’ facilities are located, could adversely affect our business. Natural disasters including floods, hurricanes and earthquakes may damage our facilities or those of our suppliers, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Severe weather, such as rainfall, snowfall or extreme temperatures, may impact our ability to transport and deliver vehicles, thereby reducing our sales and profitability. We have in the past, and may in the future, be subject to trespassing and vandalism, which can impact our operations by, among other things, causing delays in operations to implement repairs, costs associated with repairs and increased security costs. Terrorist attacks, actual or threatened acts of war or the escalation of current hostilities, or any other military or trade disruptions impacting our domestic or foreign suppliers of components of our vehicles, may impact our operations by, among other things, causing supply chain disruptions and increases in commodity prices, which could adversely affect our raw materials or transportation costs. These events also could cause or act to prolong an economic recession or depression, such as the business disruption and related financial impact that resulted from the COVID-19 pandemic. To the extent these events also impact one or more of our suppliers or contractors or result in the closure of any of their facilities or our facilities, we may be unable to maintain delivery schedules or provide other support functions to our customers. In addition, the disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans and, more generally, any of these events could cause consumer confidence and spending to decrease, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Tax matters could impact our results of operations and financial condition

We are subject to corporation tax in the UK. Our provision for corporation taxes and cash tax liability in the future could be adversely affected by numerous factors, including changes in tax laws, regulations, accounting principles or interpretations thereof, which could materially and adversely impact our cash flows and our business, financial condition, results of operations and prospects in future periods. Increases in our effective tax rate could also materially affect our results. Further, we are subject to the examination of our income and other tax returns by His Majesty’s Revenue and Customs, which could have an impact on our business, financial condition, results of operations and prospects.

We may become subject to risks arising from legal disputes in connection with our general business activities

In connection with our general business activities, we are from time to time, and in the future may be, the subject of legal disputes in the UK or in jurisdictions in which we have previously operated. Legal claims have in the past been asserted against us by individuals or other entities, and in the future could be, asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims have been and in the future could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, intellectual property laws, privacy laws, contract laws, labor and employment laws, securities laws, employee benefit laws and tort laws. Moreover, the process of litigating cases, even if we are successful, may be costly, and in certain circumstances may approximate the cost of damages sought. These claims may also divert our financial and management resources from more beneficial uses. These actions could also expose us to adverse publicity, which might adversely affect our reputation and/or customer preference for our products. Litigation trends and expenses and the outcome of litigation cannot be predicted with certainty and adverse litigation trends, expenses and outcomes could have an adverse effect on our business, financial condition, results of operations and prospects.

Our insurance may not provide adequate levels of coverage against claims

We are subject to all of the operating hazards and risks normally incidental to the provision of sales of cars. In addition to contractual provisions limiting our liability to our corporate vehicle sourcing partners, retail sellers, customers and third parties, we maintain insurance policies in such amounts and with such coverage and deductibles as required by law and that we believe are reasonable and prudent. Nevertheless, such insurance may not be adequate to protect us from all the liabilities and expenses that may come from claims arising in the ordinary course of our business and current levels of insurance may not be able to be maintained or be available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, then we may have to pay the claim with our own funds, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our inability to obtain affordable insurance on our inventory may materially adversely affect our financial condition and results of operations

We rely on inventory insurance to protect against catastrophic losses of our inventory. There is no guarantee that we will continue to be able to insure our inventory at affordable rates, or at all, through outside insurers. If we are unable to purchase affordable insurance, we may have to self-insure, reducing our ability to make other investments in our business and exposing us to financial risk. In addition, our inability to insure our inventory through an outside insurer, or to adequately self-insure, may adversely impact our ability to finance inventory purchases.

Risks Related to the Transactions

Following the consummation of the Transactions, the Board will be replaced by the New Board, which will consist of seven members, six of whom will be chosen by the holders of the Convertible Notes and one of whom will be chosen by the Board. The New Board may have interests different than yours and may take actions with which you may disagree

The holders of the Convertible Notes, who will hold the New Shares and the New Notes immediately following the Closing Date, will designate six of the seven directors who will sit on the New Board. The New Board will have the ability to control all major decisions to be made by the Company, including the appointment of the Company’s management, approval of any significant transaction and determination of most matters related to the Company’s management and business affairs.

The New Board may take actions with which the Existing Shareholders disagree or which are in conflict with the interests of the Existing Shareholders. In particular, because six members of the New Board will be selected by the holders of Convertible Notes, they might take actions which favor the interests of the holders of the New Notes, who would own 92% of the Class A ordinary shares immediately following the Closing Date, rather than the interests of the Existing Shareholders. For example, under the terms of the Transactions, we will only be required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for our Class A ordinary shares, or to remain registered as an SEC reporting company, for a period of at least six months following execution of the Transaction Support Agreement (and in no event less than three months following the Closing Date; provided that this period will be automatically extended in order to ensure that individuals subject to our insider trading policies and applicable securities laws have at least 30 trading days during which they can trade in Class A ordinary shares in compliance with such). After this period the New Board will no longer need to consider this covenant when assessing whether to maintain the listing and could seek to delist the Class A ordinary shares and deregister as an SEC reporting company. In addition, the New Board could, in its discretion, cause the business to liquidate completely, which might benefit the holders of New Notes who would be secured by a substantial portion of the Company’s assets but would result in the Class A ordinary shares held by the Existing Shareholders becoming worthless.

The holders of the Convertible Notes have not informed the Board or management of their plans with respect to the operation of the business of Cazoo following the consummation of the Transactions. Accordingly, Cazoo’s business plan following the consummation of the Transactions may be different than its current business plan, and the business could be changed significantly following the consummation of the Transactions. Any such changes to the business plan or the business may not be in the best interests of the Existing Shareholders who would only own 8% of the Class A ordinary shares immediately following the Closing Date and might be in the interests of the holders of the New Notes who would own 92% of the Class A ordinary shares immediately following the Closing Date.

If we are unable to complete the Transactions, in a timely manner or at all, our business and share price may be adversely affected

The closing of the Transactions is subject to, among other things, the satisfaction or waiver of the conditions described in the section entitled “Description of the Transactions and the Transaction Agreements — Transaction Support Agreement — Closing Conditions.” We cannot assure you that all of the conditions will be satisfied or waived. The required satisfaction of the closing conditions could delay the completion of the Transactions for a significant period of time and could prevent the Transactions from occurring. Any delay in completing the Transactions could cause us not to realize some or all of the benefits that we expect to achieve following the Transactions.

If the Transactions are not completed or are delayed, our share price may be adversely affected. Furthermore, if the Transactions are delayed or are not completed, we may suffer other consequences that could adversely affect our business, financial condition, results of operations and share price, including the following:

●	we have incurred and will continue to incur costs relating to the Transactions (including significant legal and advisory fees), and many of these costs are payable whether or not the Transactions are completed;

●	matters relating to the Transactions may require substantial commitments of time and resources by our management teams, which could otherwise have been devoted to conducting business or other opportunities that may have been beneficial to us;

●	we may be subject to legal proceedings related to the Transactions or the failure to complete the Transactions;

●	a delay in completing the Transactions, failure to complete the Transactions, negative perceptions about the Transactions or other factors beyond our control may result in negative publicity and a negative perception in the investment community and may create doubt as to our ability to effectively implement our current business strategies;

●	we may not be able to identify an alternate strategic transaction, or if an alternate strategic transaction is identified, such alternate strategic transaction may not result in equivalent or better terms or anticipated benefits as compared to what is proposed in the Transactions; and

●	any disruptions to our business resulting from the announcement and pendency of the Transactions.

Failure to obtain the Shareholder Approval would prevent the closing of the Transactions

The closing of the Transactions is subject to Shareholder Approval. While not all matters on which approval from our shareholders is being sought in connection with the Transactions technically require such shareholder approval under Cayman Islands law, the Transaction Support Agreement provides that a super majority approval (at least 66 2/3%) of the holders of Class A ordinary shares in respect of which votes are cast at the extraordinary general meeting is required to approve the Transactions proposal. In contrast, the Reverse Stock Split Proposal and Share Increase Proposal only require a simple majority of the votes that are cast. Any failure to obtain the required shareholder approval may result in a material delay in, or the abandonment of, some or all of the Transactions. Any delay in completing the Transactions may materially adversely affect the timing and benefits that are expected to be achieved from the Transactions.

If the Transactions are not completed, we may not have sufficient cash to repay amounts due under the Convertible Notes at their maturity in 2027 or upon a Fundamental Change (as defined in the 2022 Indenture). If the Transactions are completed, we may not have sufficient cash to repay amounts due under the New Notes at their maturity or upon a Change of Control (as defined in the New Notes Indenture)

The 2022 Indenture provides that the Convertible Notes will be repayable at maturity in February 2027 at a 50% premium over the aggregate principal thereof then outstanding (i.e., $945 million) if the Convertible Notes have not been converted, redeemed or repurchased prior to maturity. Given the current price of our Class A ordinary shares, we consider it highly unlikely that the Convertible Notes will become convertible prior to maturity. The 2022 Indenture also provides that the Convertible Notes will be repayable at 100% of their principal amount, plus accrued and unpaid interest, upon the occurrence of a Fundamental Change (as defined in the 2022 Indenture), which includes a delisting of our Class A ordinary shares. If the Transactions are not completed, absent other significant capital raising or strategic transactions, we will not have sufficient cash to repay amounts due under the Convertible Notes at maturity in February 2027 equal to $945 million, which includes a premium payable at maturity. If we are successful in completing the Transactions as contemplated by the Transaction Support Agreement, we will issue $200 million aggregate principal amount of New Notes. The New Notes will mature in February 2027, and we may be required to repay the New Notes earlier upon the occurrence of a Change of Control (as defined in the New Notes Indenture). There can be no assurance that at the maturity of the New Notes we will have sufficient cash to repay amounts due under the New Notes, absent significant additional capital raising or strategic transactions, or that we will be able to repay amounts due under the New Notes upon the occurrence of a Change of Control.

Uncertainty about the Transactions may adversely affect our relationships with our customers, suppliers and employees, which could negatively affect our business, whether or not the Transactions are completed

The announcement of the Transactions may cause uncertainties in our relationships with our customers and suppliers, which could impair our ability to maintain or expand our business. Furthermore, uncertainties about the Transactions may cause current and prospective employees to experience uncertainty about their future with us. These uncertainties may impair our ability to retain, recruit or motivate key employees, which could adversely affect our business. Further, our current or potential business partners may decide to delay, defer or cancel entering into new business arrangements with us pending consummation of the Transactions. The occurrence of these events individually or in combination could materially and adversely affect our business, financial condition and results of operations.

The Transactions, if consummated, will constitute a “change of control” under two of our stocking loan facilities which we utilize to finance the purchase of inventory. If not waived, the change of control would permit the applicable lenders to terminate these facilities

Our business as an online used car retailer depends on having the right volume and range of inventory on our website. The appropriate volume and mix of vehicle inventory are fundamental to our operations and require an ability to finance the acquisition of inventory at competitive rates and across various acquisition channels nationwide. We use stocking loans to finance the purchase of inventory. Stocking loan facilities typically cover approximately 80% of the car value for an average of 180 days from inception of the loan. The availability of stocking loans provides us with the flexibility to finance our inventory while maximizing liquidity available in the business.

The Transactions constitute a change of control for purposes of two of our three stocking loan facilities. These two facilities comprise £125 million of the aggregate capacity of £130 million of our stocking loan facilities. The lenders under these facilities will have the right to terminate their facilities as a result of the change of control, unless waived in the sole discretion of the lender. The lender with respect to one of these facilities, Santander, notified us that with effect from January 1, 2024, it will no longer be providing wholesale stocking loan facilities, due to a change in global strategy. The Santander facility has a borrowing capacity of £25 million. There can be no assurance that either of these lenders will waive any breach that may arise as a result of the Transactions. In the event that one or more of the stocking loan facilities is terminated as a result of the Transactions, there can be no guarantee that we will be successful in negotiating new stocking loan facilities on similar terms or on terms acceptable to us. An inability to obtain adequate stocking loan financing would have a material adverse impact on our ability to manage our inventory, which in turn could have a significant adverse effect on our business and results of operations.

The exchange of the Convertible Notes for the New Notes and New Shares of the Company will significantly dilute our shareholders

On the Closing Date, the Convertible Notes will be exchanged for the New Notes and the Company will also issue to the holders of Convertible Notes their pro rata portion of New Shares such that, immediately following the Closing Date, the holders of Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares. Accordingly, our Existing Shareholders will experience significant dilution after the closing as they will hold a pro rata portion of 8% of the outstanding Class A ordinary shares following the Closing Date.

The resale of the New Shares by the holders of the Convertible Notes will be registered on a registration statement on Form F-3 and will increase the number of Class A ordinary shares eligible for resale. Any resale of a significant number of New Shares, or the perception that such resale could occur, could adversely affect the market price of our Class A ordinary shares.

Further, as a result of the Transactions, New Warrants to purchase Class A ordinary shares will be issued and registered on the Form F-1. The New Warrants will become exercisable when our equity value reaches or exceeds certain amounts. To the extent such New Warrants are exercised, additional Class A ordinary shares will be issued, which will result in dilution to the then-holders of Class A ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such New Warrants may be exercised could adversely affect the market price of our Class A ordinary shares.

Any additional issuances of Class A ordinary shares following the exercise of Existing Warrants or outstanding stock options and/or in connection with issuances of Class A ordinary shares pursuant to the management incentive plan amended or adopted by the New Board will also result in dilution to the then-existing shareholders of Class A ordinary shares. “Risks Related to the Ownership of Our Securities, the Law of the Cayman Islands and Provisions of Our Memorandum and Articles of Association — We may issue additional Class A ordinary shares or other equity or equity-linked securities, which would dilute the interests of our Existing Shareholders and may depress the market price of our Class A ordinary shares.”

We may fail to realize the anticipated benefits of the Transactions

Following the completion of the Transactions, we expect to benefit from, among other things, an improved capital structure, reduced but still significant refinancing risk, an increased ability to raise capital and engage in strategic transactions and grow our shareholder base, and a reduced delisting risk. If we are not able to successfully achieve these objectives, then the anticipated benefits of the Transactions may not be realized fully or at all or may take longer to realize than expected.

Even if the Transactions are successful, we may incur future losses and will need to raise additional funds through further issuances of equity or debt securities and we cannot be certain that we will achieve or maintain profitability in the future.

We have not been profitable since we began operations in December 2019 and had an accumulated loss of approximately £1,427 million as of June 30, 2023. See “Risks Related to our Business and Industry — We have a history of losses and we may not achieve or maintain profitability in the future.” Even if the Transactions are successful, we cannot be certain that we will achieve or maintain profitability. We may continue to incur significant losses in the future and will need to raise additional funds through further issuances of equity or debt securities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to litigation in connection with the Transactions

Lawsuits may be filed against us, our subsidiaries or our directors or executive officers in connection with the Transactions. If any such lawsuit is filed, it could result in a reduction of our share price, substantial costs and diversion of management’s attention and resources, which could adversely affect the business, financial condition or results of operations of the Company whether or not the lawsuit has any merit and whether or not a settlement or other resolution is achieved.

Our shareholders may not realize a benefit from the Transactions commensurate with the ownership dilution they will experience in connection with or following the Transactions

If we are unable to realize the strategic and financial benefits currently anticipated from the Transactions, our shareholders will have experienced substantial dilution of their ownership interests in us without receiving the expected commensurate benefit, or only receiving part of the commensurate benefit to the extent we are able to realize only part of the expected strategic and financial benefits currently anticipated from the Transactions.

During the pendency of the Transactions, we may not be able to enter into other strategic transactions that may offer more favorable terms as compared to what is proposed by the Transactions. In addition, while the Transaction Support Agreement is in effect, we are generally prohibited from entering into certain transactions that are outside the ordinary course of business. Any such transactions that are impeded or prohibited pursuant to the Transaction Support Agreement could be favorable to our shareholders if consummated.

The holders of Convertible Notes will own 92% of the Company’s outstanding Class A ordinary shares immediately after the Closing Date and thus will have the ability to control all shareholder votes, including votes with respect to the appointment of directors, mergers, liquidations or the sale of all of our assets, or any change to our Articles

Immediately following the Closing Date, the holders of Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares. As a result, the holders of Convertible Notes, if they choose to act together, will have the ability to control or significantly influence all matters submitted to the shareholders including the appointment of directors, mergers, liquidations or the sale of all of our assets, or any change to our Articles. The holders of Convertible Notes may vote their shares in a manner that is not in the best interests of other shareholders.

This concentration of share ownership may also have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combinations, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders. This concentration of share ownership may not be in the best interests of all of our shareholders.

Because the number of Class A ordinary shares to be held by Existing Shareholders and the holders of Convertible Notes immediately following the Closing Date is not adjustable based on changes in the market price of our Class A ordinary shares, the equity ownership of our Existing Shareholders and the holders of Convertible Notes immediately following the Closing Date may have a greater or lesser value than at the time the Transaction Support Agreement was executed

The number of Class A ordinary shares to be held by Existing Shareholders and the holders of Convertible Notes immediately following the Closing Date is not adjustable based on changes in the market price of our Class A ordinary shares. The market price of our Class A ordinary shares may decline in the period between the date the terms of the Transactions were agreed upon and the consummation of the Transactions. If such decline in market price were to occur, our Existing Shareholders and the holders of Convertible Notes would receive equity ownership of substantially lower value than the value of such equity ownership on the date the Transactions terms were agreed upon.

We have and will continue to incur significant costs in conducting the Transactions

The Transactions have resulted, and will continue to result, in significant costs to us, including advisory and professional fees. We will be required to pay a significant portion of these expenses whether or not the Transactions close. We have also been required to pay a portion of the fees and expenses of the legal and financial advisors to the holders of Convertible Notes incurred prior to the execution of the Transaction Support Agreement and will be required to pay the remainder of their fees and expenses at the closing of the Transactions. These costs and fees have and will continue to reduce our available cash flow, which could have an adverse effect on our business prospects, financial condition and results of operations.

Risks Related to the Ownership of our Securities, the Law of the Cayman Islands and Provisions of our Memorandum and Articles of Association

If our business and results of operations do not meet the expectations of investors, shareholders or financial analysts following the completion of the Transactions, the market price of our securities may decline.

If our business, financial condition, results of operations and prospects do not meet the expectations of investors or securities analysts following the completion of the Transactions, the market price of our securities may decline. Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In these circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

●	actual or anticipated fluctuations in our financial results (including in connection with the implementation of our Revised Business Plans) or the financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results, including in connection with the completion of the Transactions;

●	the successes of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	our ability to execute and achieve the benefits of the Transactions;

●	changes in financial estimates and recommendations by securities analysts concerning us or the industry in which we operate;

●	operating and share price performance of other companies that investors deem comparable to us;

●	our ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting our business;

●	the commencement of, or involvement in, litigation;

●	changes in our capital structure, such as future issuances of securities, the impact of the Reverse Stock Split, or the incurrence of additional debt;

●	the volume of our Class A ordinary shares available for public sale;

●	any major change in our Board or management;

●	sales of substantial amounts of our securities by our directors, executive officers or significant shareholders, or the perception that such sales could occur;

●	general economic and political conditions such as recessions, interest rates, inflation, fuel prices, international currency fluctuations and acts of war or terrorism;

●	inability to raise new capital when needed on acceptable terms; and

●	material changes to commercial terms with our suppliers and partners.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and the NYSE, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to us could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention. In addition, you should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the prices of our securities could decline substantially. Such price declines could occur even when we have met any previously stated revenue or earnings forecasts that we may provide.

The NYSE may delist our Class A ordinary shares, or our New Board could decide to voluntarily delist our Class A ordinary shares beginning three months after the Closing Date of the Transactions, which could limit investors’ ability to transact in our securities, and subject us to additional trading restrictions

Our Class A ordinary shares are listed on the NYSE. Although we were able to meet their initial listing requirements, we may be unable to maintain the listing of our Class A ordinary shares in the future. We received a notice on July 15, 2022 from the NYSE that we were not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Listed Company Manual that require listed companies to maintain an average closing share price of at least $1.00 over a consecutive 30 trading-day period. In response to the NYSE notice, the Board approved a consolidation of the Company’s issued and unissued share capital at a ratio of 1-for-20 (the “First Reverse Stock Split”), which became effective on February 8, 2023. The Class A ordinary shares began trading on a split-adjusted basis on Thursday, February 9, 2023.

Rule 802.01B of the NYSE Listed Company Manual provides that a company will be considered to be below compliance if (i) its average global market capitalization over a consecutive 30 trading-day period is less than $50 million and its published stockholders’ equity is less than $50 million and/or (ii) its average global market capitalization over a consecutive 30 trading-day period is less than $15 million. In addition, under Rule 802.01B of the NYSE Listed Company Manual the NYSE may commence delisting procedures when a company’s listed securities experience an abnormally low selling price.

On September 19, 2023, we received the Market Capitalization Notice from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01B of the NYSE Manual because our average global market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, our last reported shareholders’ equity was less than $50 million. We have notified the NYSE that we intend to submit a plan to cure the deficiency and restore our compliance with the NYSE continued listing standards. In accordance with applicable NYSE procedures, we have 90 days from receipt of the Market Capitalization Notice to submit a plan advising the NYSE of the definitive action we have taken, or are taking, that would bring the Company into compliance with the minimum global market capitalization listing standard within 18 months of receipt of the Market Capitalization Notice (the “Cure Period”). We intend to develop and submit a plan to bring the Company into compliance with the NYSE continued listing standards within the required timeframe by pursuing measures that are in the best interests of the Company, our shareholders and other stakeholders. The NYSE will review the plan and, within 45 days of its receipt, determine whether we have made a reasonable demonstration of an ability to conform to the relevant standards in the Cure Period. The Market Capitalization Notice has no immediate impact on the listing of the Class A ordinary shares. If the NYSE accepts the plan, the Class A ordinary shares will continue to be listed and traded on the NYSE during the Cure Period, subject to our compliance with other NYSE continued listing standards and continued periodic review by the NYSE of our progress with respect to our plan. The Class A ordinary shares will continue to trade on the NYSE under the symbol “CZOO” with the designation of “.BC” to indicate the status of the shares as “below criteria.” There can be no assurance that the NYSE will favorably determine that we have made a reasonable demonstration of an ability to conform with the relevant standards, or that any such plan, if implemented, will be successful and enable us to retain compliance. If the plan is not submitted on a timely basis or is not accepted by the NYSE, or if the plan is implemented but does not result in us regaining compliance with the continued listing standards, the NYSE could initiate delisting proceedings.

On September 28, 2023, we received the Trading Standards Notice from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Manual because the average closing price of our Class A ordinary shares over a consecutive 30 trading-day period was less than $1.00. Pursuant to Rule 802.01C, we have a period of six months following the receipt of the Trading Standards Notice to regain compliance with the minimum average closing price requirement. In accordance with the NYSE Manual, we intend to notify the NYSE within 10 business days of receipt of the Trading Standards Notice of our intent to cure the deficiency. We can regain compliance with the minimum average closing price requirement at any time during the six-month cure period if, on the last trading day of any calendar month during the cure period our Class A ordinary shares have a closing price of at least $1.00 and an average closing price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. If at the expiration of the six-month cure period we have not regained compliance with Rule 802.01C, the NYSE will commence suspension and delisting procedures. We expect that the Reverse Stock Split will cure the minimum average closing price deficiency. However, there can be no assurance that our shareholders will approve the Reverse Stock Split or that, if and when the Reverse Stock Split is implemented, that our Class A ordinary shares will continue to trade above the minimum $1.00 average closing price going forward.

In addition, our New Board could determine to voluntarily delist our Class A ordinary shares. Under the terms of the Transactions, we will only be required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for our Class A ordinary shares for a period of at least six months following execution of the Transaction Support Agreement (and in no event less than three months following the Closing Date; provided that this period will be automatically extended in order to ensure that individuals subject to our insider trading policies and applicable securities laws have at least 30 trading days during which they can trade in Class A ordinary shares in compliance with such). Accordingly, there is no assurance that the New Board will maintain a listing of the Class A ordinary shares, and therefore shareholders may not be able to trade the Class A ordinary shares, including any Class A ordinary shares issuable upon exercise of the New Warrants and the New Shares, and the Class A ordinary shares and the New Warrants may lose most or all of their value.

If the NYSE subsequently delists our Class A ordinary shares, or we voluntarily delist our Class A ordinary shares, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A ordinary shares;

●	reduced liquidity for our Class A ordinary shares;

●	determination that our Class A ordinary shares are a “penny stock” which will require brokers trading our Class A ordinary shares to provide a statement explaining why they have determined that penny stocks are a suitable investment for the investor, resulting in a reduced level of trading of our Class A ordinary shares;

●	a limited amount of, or no, news and analyst coverage;

●	a decreased ability to issue additional Class A ordinary shares or obtain additional financing in the future; and

●	the triggering of a “Fundamental Change” under the Convertible Notes, if such delisting occurs prior to the Closing Date or if the Transactions are not consummated, requiring us to repurchase for cash the Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest thereon.

If securities analysts do not publish research or reports about our business or if they downgrade our Class A ordinary shares or our industry, our share price and trading volume could decline

The trading market for our Class A ordinary shares relies in part on the research and reports that industry or financial analysts publish about our business. We do not control these analysts. If one or more of the analysts who do cover us downgrade our Class A ordinary shares or industry, or the shares of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Class A ordinary shares could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline.

Future resales of our Class A ordinary shares, or Class A ordinary shares issuable upon the exercise of Existing Warrants and/or New Warrants or issuable upon the exercise of outstanding stock options or other stock options or other equity securities which may be issued in the future, may cause the market price of our Class A ordinary shares to drop significantly, even if our business is doing well

The sale or possibility of sale of our Class A ordinary shares, or Class A ordinary shares issuable upon the exercise of Existing Warrants and/or New Warrants or issuable upon the exercise of outstanding stock options or other stock options or other equity securities which may be issued in the future, could have the effect of increasing the volatility in the value of our Class ordinary shares or putting significant downward pressure on the price of our Class A ordinary shares.

We may issue additional Class A ordinary shares or other equity or equity-linked securities, which would dilute the interests of our then existing shareholders and may depress the market price of our Class A ordinary shares

Following the completion of the Transactions, we may issue additional Class A ordinary shares or other equity or equity-linked securities in the future in connection with, among other things, future capital raising and transactions and future acquisitions, without shareholder approval in many circumstances. We may also issue additional Class A ordinary shares upon exercise of our Existing Warrants, New Warrants and/or issuance of new equity securities in connection with the MIP. See “Risks Related to the Transactions — The exchange of the Convertible Notes for the New Notes and New Shares of the Company will significantly dilute our shareholders.”

Our issuance of additional Class A ordinary shares or other equity or equity-linked securities would have the following effects:

●	our shareholders’ proportionate ownership interest in us may decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting power of each previously outstanding Class A ordinary share may be diminished; and

●	the market price of our Class A ordinary shares may decline.

Any future issuances of our Class A ordinary shares may be dilutive to current holders of Class A ordinary shares and negatively impact the value of your investment.

Fluctuations in operating results, quarter to quarter earnings and other factors, including incidents involving customers and negative media coverage, may result in significant decreases in the price of our securities

The stock market experiences volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our Class A ordinary shares and, as a result, there may be significant volatility in the market price of our Class A ordinary shares. In addition, the price of our securities could fluctuate significantly for various reasons, many of which are outside our control, such as our performance, large purchases or sales of the Class A ordinary shares, legislative changes and general economic, political or regulatory conditions. Separately, if we are unable to achieve profitability in line with investor expectations, the market price of our Class A ordinary shares will likely decline when it becomes apparent that the market expectations may not be realized.

In addition to operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our Class A ordinary shares and increase fluctuations in our results. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage or risk of proceedings or government investigation, change in government regulation, foreign currency fluctuations and uncertainty in tax policies, the possible effects of war, terrorist and other hostilities, other factors affecting general conditions in the economy or the financial markets or other developments affecting the vehicle industry.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by the Articles, the Companies Act and the common law of the Cayman Islands. We are also subject to the federal securities laws of the United States. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

We have been advised by Maples and Calder, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board or the New Board (as applicable) or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

We do not currently intend to pay dividends on our Class A ordinary shares and, consequently, a shareholder’s ability to achieve a return on its investment will depend on appreciation in the price of our Class A ordinary shares

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant. As a result, a shareholder’s ability to achieve a return on their investment in our Class A ordinary shares will depend on appreciation in the price of our Class A ordinary shares.

Provisions in our Articles may inhibit a takeover of the Company, which could limit the price investors might be willing to pay in the future for our Class A ordinary shares and could entrench management

Our Articles currently contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions currently include that the Board is classified into three classes of directors. As a result, in most circumstances, a person can gain control of the Board only by successfully engaging in a proxy contest at two or more annual general meetings. Our authorized but unissued Ordinary Shares and preference shares will be available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares and preference shares could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer or otherwise that could involve the payment of a premium over prevailing market prices for our Class A ordinary shares. Following the Closing Date, the New Board and the holders of the New Shares could act to amend the Articles, resulting in the modification or removal of one or more of the foregoing provisions and/or the addition of further provisions that discourage a takeover of the Company.

We are a foreign private issuer, and as such are exempt from certain provisions of U.S. securities laws applicable to U.S. domestic public companies

Because we qualify as a foreign private issuer, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act related to short-swing profit disgorgement and the disclosure of beneficial ownership of directors, executive officers and 10% or greater shareholders; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we have been publishing certain quarterly financial information as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we generally are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards applicable to U.S. domestic companies; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards

We are considered a foreign private issuer as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). The NYSE rules generally permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

Among other things, we are not required to: (i) have a majority of the Board be independent; (ii) have a compensation committee consisting entirely of independent directors; (iii) have a nominating and corporate governance committee consisting entirely of independent directors; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year. We may continue to follow our home country’s corporate governance practices as long as we remain a foreign private issuer. As a result, our securityholders will not have the benefit of all of the NYSE corporate governance rules that apply to U.S. domestic companies.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to Cazoo on June 30, 2024.

In the future, we would lose our foreign private issuer status if both (1) a majority of our shareholders are U.S. residents, and (2) either (a) a majority of our directors or executive officers are U.S. citizens or residents, (b) more than 50% of our assets are located in the United States or (c) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to prepare our financial statements in compliance with U.S. GAAP rather than IFRS as adopted by the IASB. In addition, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders would become subject to the related to short-swing profit disgorgement and the disclosure of beneficial ownership of directors, executive officers and 10% or greater shareholders. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on the NYSE that are available to foreign private issuers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements herein constitute forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “forecast,” “will,” “expect,” “budget,” “contemplate,” “believe,” “estimate,” “continue,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. You should read statements that contain these words carefully because they:

●	discuss future expectations;

●	contain projections of future results of operations or financial condition; or

●	state other “forward-looking” information.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed herein provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

●	risks related to the consummation of the Transactions;

●	the implementation of and expected benefits from our Business Realignment Plan, the winddown of operations in mainland Europe, the Revised 2023 Plan, and other cost-saving initiatives;

●	prospects for reaching and maintaining profitability and positive cash flow in the future;

●	global inflation and cost increases for labor, fuel, materials and services;

●	geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending;

●	having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently;

●	availability of credit for vehicle and other financing and the affordability of interest rates;

●	increasing Cazoo’s service offerings and price optimization;

●	effectively promoting Cazoo’s brand and increasing brand awareness;

●	expanding Cazoo’s product offerings and introducing additional products and services;

●	enhancing future operating and financial results;

●	achieving our long-term growth goals;

●	acquiring and integrating other companies;

●	acquiring and protecting intellectual property;

●	attracting, training and retaining key personnel;

●	complying with laws and regulations applicable to Cazoo’s business;

●	our inability to consummate the Transactions contemplated by the Transaction Support Agreement as scheduled or at all;

●	the volatility of the trading price of our Class A ordinary shares, which may increase as a result of the issuance of the New Shares and New Warrants pursuant to the Transaction Support Agreement;

●	Cazoo’s ability to regain compliance with the continued listing standards of the NYSE as set forth in Section 802.01B of the NYSE Listed Company Manual within the applicable cure period; and

●	Cazoo’s ability to continue to comply with applicable listing standards of the NYSE.

These and other factors are more fully discussed in the “Risk Factors” section and elsewhere herein. These risks could cause actual results to differ materially from those implied by the forward-looking statements contained in herein.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

BUSINESS

Investors should read this section in conjunction with the more detailed information about the Company, including Cazoo’s audited consolidated financial statements and unaudited condensed consolidated interim financial statements and the other information appearing in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.”

About the Company

Cazoo Group Ltd, a UK online used car retailer, makes buying and selling a car as simple as ordering any other product online. Cazoo was founded in December 2018 by Alex Chesterman OBE, Executive Chairman of Cazoo, one of Europe’s most successful serial digital entrepreneurs who previously founded LoveFilm and Zoopla, with the aim of transforming the used car market in the UK.

The Company’s legal and commercial name is Cazoo Group Ltd. The Company was incorporated under the laws of the Cayman Islands as an exempted company on March 24, 2021, solely for the purpose of effectuating the De-SPAC Transactions, which were consummated on August 26, 2021. Prior to the De-SPAC Transactions, the Company owned no material assets and did not operate any business.

Upon the closing of the De-SPAC Transactions, the Company’s Class A ordinary shares became listed on the NYSE under the symbol “CZOO” and we received proceeds of approximately $836 million, net of fees. In February 2022, we issued, via a private placement, 2.00% Convertible Senior Notes (the “Notes”) in an aggregate principal amount of $630 million. The Convertible Notes are currently convertible into Class A ordinary shares at a conversion price of $100.00 per share.

The Company’s principal executive office is located at 41 Chalton Street, London, NW1 1JD, and its telephone number is +44 20 3901 3488.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is accessible at www.sec.gov. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of the Company’s shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, it is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.

The Company’s website address is www.cazoo.co.uk. The information contained on the Company’s website does not form a part of, and is not incorporated by reference into, this report on Form 6-K.

Business Overview

Our Company

Cazoo is a UK online used car retailer. Cazoo was founded with a mission to transform the car buying and selling experience across the UK by providing better selection, transparency, and convenience. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell and finance a car entirely online on our platform for delivery or collection. Since our launch in the UK in December 2019, we have sold more than 130,000 cars to Retail customers across the UK as of June 30, 2023.

Markets

In 2021 and 2022 we pursued a strategy of expanding operations into the EU through a number of acquisitions, ultimately launching in Germany, France, Italy and Spain. Following a strategic review of our EU business, which completed in September 2022, we determined that the appropriate decision for Cazoo was to withdraw from the EU to focus on the UK market. The decision to withdraw was based on the material further investment required for Cazoo to scale its operations in the EU and the conflict this had with the Company’s priorities of cash conservation and achieving profitability in the UK. We withdrew from EU operations in the first half of 2023, having sold or wound down our businesses there. Our focus is now entirely on the UK market, which consists of approximately seven million used car transactions annually, worth approximately £100 billion.

The Cazoo Platform

We are a highly data-driven Company and use proprietary data and algorithms to both purchase vehicles and to price them for sale. Our end-to-end digital platform offers customers in the UK a choice of used vehicles of different makes and models for acquisition, and an opportunity to sell their car without an obligation to buy a car from us. Other options available to the customer include part-exchanging their current vehicle as a form of partial payment for a Cazoo car, as well as options to finance a car purchase. Our customer proposition continues to evolve over time as we adjust to the market backdrop and needs of the customer.

Vehicle lifecycle

Vehicle Acquisition

We purchase the cars we believe are best suited for our customers and platform. Our purchasing strategy focuses on optimizing our purchasing channels, balanced with car desirability and profitability. We use a data-driven algorithmic approach, derived from a mix of our first-party data (including Cazoo website searches and intent to buy, sales volumes, days to sale) and third-party data sources, to determine which cars to purchase.

We acquire our used vehicle inventory from a variety of sources, including used-car auctions, corporate suppliers such as vehicle finance, leasing, and rental companies, as well as directly from consumers (including via part-exchanges). During 2022, we scaled purchasing cars directly from consumers outside of part-exchanges, via our direct car buying channel in the UK and in the six months ended June 30, 2023 49% of retail units sold were sourced directly from consumers. Vehicles sourced directly from consumers reduce the need to source from third parties and this approach typically lowers the like-for-like cost of acquiring the vehicle.

In the period ended June 30, 2023, we purchased from different supplier sources as follows:

Channel	% of Total
Corporate	19%
Auction	25%
Consumer	49%
Other	8%
Total	100%

We partner with third-party lenders to finance the purchases of our inventory. We had £82.4 million drawn under stocking loans on June 30, 2023, which enables capital efficient inventory acquisition.

Reconditioning

Each of our cars undergoes an inspection and is reconditioned to a high standard at our preparation facilities before being offered for sale. As of June 30, 2023, we operated from a network of three retail preparation centers and one wholesale preparation center. These three retail preparation centers provide us with the potential to recondition just over 85,000 cars per year.

We typically own the vehicles we recondition and sell, helping us to ensure the quality of our offering.

Customer Centers

As of June 30, 2023, we operated seven Cazoo Customer Centers. These Customer Centers are located in the most geographically optimal locations in order to maximize the number of customers who can come to a center to pick up their car and to make our logistics network more efficient. We store, distribute, prepare and hand over cars for delivery at these centers. We continue to operate a Customer Services site which handles customer queries and is a satellite office.

Delivery and Collection

Our logistics infrastructure covers the UK (excluding Northern Ireland) and offers a high-quality delivery experience with in-house storage, distribution and car service. Customers can have their car delivered to their door or they can collect it from one of our Customer Centers. Cars being transported to and from the vehicle preparation centers or Customer Centers and the customer, and between our sites, are transported by our own and leased fleet of 190 transporters as of June 30, 2023 and employed drivers supported by third-party providers.

Vehicle Sales and Other Sales

When it comes to selling a car, our main channel is Retail (directly to retail consumers) primarily through our website www.cazoo.co.uk. The secondary channel is Wholesale where we sell vehicles through car auctions to trade buyers and other customers. We continue to recognize revenue for subscription services and third-party reconditioning while these services are being wound down. Customers can return a purchased car under our Terms & Conditions and receive a refund.

During the six-month period ended June 30, 2023, revenue generated from retail sales through our platform was £376 million, with 22,438 retail units sold; revenue generated from wholesale sales was £36 million; revenue generated from other sales was £6 million. Please refer to the “Accounting Policies ⸺ Revenue” in the Notes to the audited consolidated financial statements.

Financing

We work with partners including Black Horse, Santander and Evolution Funding (a broker with a panel of different lenders) to offer our customers the ability to finance their Cazoo car. As we are a credit broker, not a lender, we aim to find the most competitive deal for the customer from our finance partners.

We offer all standard forms of car financing, as well as the purchase of part-exchange (customer vehicles exchanged as partial payment for a Cazoo car) at the time of delivery or collection for added convenience. We offer Hire Purchase and Personal Contract Purchase finance plans.

Seasonality

Vehicle sales exhibit seasonality with sales peaking late in the first calendar quarter and slowing down through the rest of the year, with the lowest relative level of industry vehicle sales expected to occur in the fourth calendar quarter. Due to our rapid growth during 2019-2022 and focus on unit economics at a lower level of unit sales in 2023, our sales patterns to date have not fully reflected the general seasonality of the used vehicle industry. Used vehicle prices also exhibit seasonality, with used vehicles depreciating at a faster rate in the last two quarters of each year and at a slower rate in the first two quarters of each year. In the future this may result in a gross profit per unit higher on average in the first half of the year than in the second half of the year, but this is not currently the case for Cazoo given our early stage of development.

Business Strategies

We experienced significant growth and expansion since launch in December 2019; however, the change in economic climate, reduced availability of capital, and later high inflation and rising interest rates prompted us to move from a high growth multinational UK and European model to a focus on improving unit profitability within the UK market only. To that end, we executed the Business Realignment Plan announced in June 2022, the winddown of our EU business announced in September 2022, and the Revised 2023 Plan launched in January 2023. Together these plans are referred to as the “Revised Business Plans.” Our 2023 strategy is to focus on further improving our unit economics, reducing our fixed cost base, and maximizing our cash runway. To deliver on these objectives, we are executing on the following:

Improving our purchasing channel mix and stock selection

Through the implementation of our Revised Business Plans and continuous pursuit of efficiencies in the business, we expect to deliver improvement in the unit economics of the business in 2023 and beyond. We scaled down our growth assumptions for 2023 so we could be more selective with the vehicles we acquire and sell, including analyzing multiple car attributes to understand car desirability and the likely propensity of that car to attract finance. Our goal is to continuously rebalance the mix of cars available for sale towards higher margin, more desirable vehicles. Sourcing more of our inventory directly from consumers positively impacts our profitability as this approach lowers the like-for-like cost of acquiring vehicles. We plan to increase this proportion and we are working on our proposition to drive more direct buying and part-exchange through our website. We also expect to achieve improved profitability from further enhancements to our products, partnerships, processes, and pricing.

Managing the fixed costs within our business

We executed a series of restructuring changes to right-size our operational footprint and headcount. We closed 14 Customer Centers (from 21 down to seven), four vehicle preparation centers (from eight down to three centers for retail reconditioning and one center for wholesale reconditioning), we kept one customer services center and an office in London. The remaining three retail preparation centers provide us with the potential to recondition just over 85,000 cars per year. The headcount reduced from 3,226 employees as of December 31, 2022 to approximately 1,200 employees as of September 22, 2023.

The site closures, combined with significant headcount reductions across operational and central teams, started to deliver cost savings towards the end of the first quarter of 2023 and became more pronounced in the second quarter of 2023. These savings, among other measures we are pursuing, are critical to our goal of maximizing our cash runway and progressing towards our goal of reaching profitability.

Capture additional revenue opportunities from ancillary products and in-house financing products

We continue to use our data and technology to launch new products and thereby increase our ancillary revenue opportunities. This includes initiatives to continuously improve our online proposition and enhance the customer journey and experience to drive higher attachment rates for finance and other ancillary revenue products, thereby increasing customer lifetime value. In the first half of 2023, we achieved a 52.8% finance attachment rate (first half of 2022: 45.8%), a testament to the strength and competitiveness of our offering.

Information Technology

Data and technology are at the heart of our business. Proprietary data and algorithms sit behind the Cazoo platform. Our information technology systems are managed centrally and cover all key business processes in the value chain including logistics, inventory management and payment functions. Certain of these systems are considered business critical and plans are in place to mitigate failures of these systems.

Our technology teams, which include product engineering and data teams, are organized by domain and are aligned to key stakeholders around the business such as purchasing, pricing, merchandizing, operations and logistics, and others. The teams are supported by central platform and design engineering teams.

We rely on several critical software tools to run our business. These tools are a mixture of proprietary tools developed or acquired by us and third-party tools provided under software-as-a-service (“SaaS”) agreements with third parties. Critical third-party systems include those that provide business IT systems and those that provide tools that power our website, mobile applications, logistics and e-commerce platforms.

In relation to the website, logistics and e-commerce platforms, we have in place key agreements with commercetools (which helps to power our e-commerce architecture), Descartes (which powers our logistics operations) and Amazon Web Services (which hosts our website).

Alongside significant proprietary code in our website and systems developed by our employees and contractors (each under contracts that assign the IP in that code to us), we also own the IP in a system called “CazooNet,” which is software that we use to support purchasing, photography, vehicle reconditioning and preparation, as well as our service centers.

Intellectual Property

We protect our intellectual property through a combination of trademark registrations, domain name registrations, and unregistered rights including copyright, unregistered designs, database rights and trade secrets, as well as contractual provisions and restrictions on access to and use of proprietary information.

Our key trademark is the Cazoo name itself, whether used in its plain or stylized forms, or in conjunction with one or more of our marketing slogans. The Cazoo name and logo are protected in the UK through trademark registrations.

We also have proprietary rights in bespoke information technology algorithms, applications and systems that have been developed by or for us for operating our business and for pricing our vehicles. We protect intellectual property and trade secrets developed by our employees in the course of their employment with us through intellectual property assignment and confidentiality provisions in our standard employment contracts.

Like other digital businesses, we use open-source software (“OSS”) libraries in the development of our website and technology platforms. We have invested in enterprise software subscriptions that include OSS code evaluation tools, which enable more structured monitoring of the use of OSS and more mature license management practices.

Marketing

We have built a strong brand identity and we achieved national brand awareness of 58% among consumers in the UK who have used or are using online services beyond grocery shopping, based on a July 2023 engagement survey. Our marketing strategy has been one of our key investment areas in order to raise our brand awareness and grow our customer base.

Our marketing activities continue to drive our brand recognition. We have recently shifted our focus and investment to performance marketing to drive conversion. Our continued focus is to deliver marketing efficiencies and significantly lower our customer acquisition costs. While we will continue to invest behind our brand, we will prioritize and seek to optimize performance marketing, as we believe that this will drive additional demand and sales on our website in the near future.

Environmental, Social and Corporate Governance

The goal of our Environmental, Social and Corporate Governance Committee is to oversee and support our commitment to social, environmental, corporate social responsibility, sustainability and other public and internal policy initiatives relevant to us. We are committed to being a responsible member of the communities in which we do business.

Competition

The UK used car retail market is fragmented and highly competitive with respect to price, quality, service, location and vehicle offering. As of March 2023, there were approximately 13,000 used vehicle dealers in the UK, none of which have market share greater than 4%. Our current and future competitors may include:

●	Online retailers, car supermarkets, and traditional dealers who could increase investment in technology and infrastructure to compete directly with our online retail model;

●	Search engines and vehicle listings sites and new entrants that could change their models to directly compete with us, such as Google, Amazon, AutoTrader.co.uk and Motors.co.uk; and

●	OEMs that could change their sales models through technology and infrastructure investments and enter into the online used car retail market themselves.

Our competitive position is differentiated by a fully integrated data-driven and algorithm-based model with in-house reconditioning and logistics, and a digital customer experience for car buying, selling, financing, booking delivery and collection and arranging post-sales servicing.

Insurance

We maintain insurance policies covering a range of risks including business interruption, director and officer liability, terrorism, injury to employees, cyber and technology liability, travel, motor, damage to property and stock, as well as coverage against general liability claims that may arise through the course of our normal business operations. We engage an insurance broker to advise on the necessary types and levels of coverage. We continually review our coverage and consult with our broker at least annually.

Regulatory Matters

We are subject to various laws and regulations affecting the operation of our business including those relating to financial service regulation, consumer credit, consumer rights, zoning and land-use planning, product liability, distance selling, and data protection and privacy, among others.

Financial services regulation

We provide credit broking and insurance distribution services to customers. Under the UK Financial Services and Markets Act 2000 (“FSMA”) these are regulated activities for which we have and maintain all required permissions with the UK regulator: the Financial Conduct Authority (the “FCA”).

Cazoo Ltd is registered with the FCA as an appointed representative: a firm that carries on regulated activity on behalf of and under the responsibility of a regulatory principal firm directly authorized by the FCA (an “FCA Principal Firm”). ITC Compliance Limited (“ITC”) (now owned by Fortegra) is the FCA Principal Firm for Cazoo Ltd. Our permitted regulated activities obtained via ITC include entering into regulated hire agreements, advising on and arranging general insurance contracts as an intermediary, and acting as a credit broker.

Cazoo Ltd as an appointed representative is subject to various regulatory requirements governing conduct of business, relations with customers, governance and risk management. It is subject to regulatory supervision and is in regular contact with its regulators.

As part of the Business Realignment Plan, in June 2022 we took the decision to wind down our subscriptions business which involved providing consumer hire services, a regulated activity under FSMA. While we have wound down these operations, Cazoo Subscription Services Limited (previously Drover Limited) is currently still directly authorized and regulated by the FCA to provide consumer credit services, including entering into regulated consumer hire agreements. Cazoo Subscription Services Limited is also an appointed representative of ITC to carry out general insurance distribution.

Consumer protection law

We are subject to consumer protection laws that set quality and service standards and create a range of rights for consumers. These include requirements on sellers and service providers to provide information to consumers, automatic rights for consumers to cancel and return goods, and rights of redress against unfair, misleading or aggressive business practices.

Online and distance selling of goods and services are subject to additional requirements to provide consumers with clear information and to meet certain cancellation and delivery standards. Product liability laws create grounds for manufacturer and seller liability in the event of an injury caused by a defective product.

Data protection law

We collect and process personal data from customers, employees and suppliers as part of our business. As a result of these activities, we are subject to data protection laws and regulations including the UK GDPR and the UK DPA. These data protection laws impose certain restrictions on what we can and cannot do with the personal data we collect and give data subjects certain rights in relation to their personal data. Applicable data protection laws also require us to identify, and safeguard against, risks that arise in relation to certain high-risk processing, which may include the use of algorithms and geolocation data. The applicable data protection laws also oblige us to establish appropriate assessments of the risks relating to the processing of personal data, to establish appropriate technical and organizational measures to reduce the risk of security incidents and to inform individuals of the ways in which we use their personal data.

We have appointed a data protection officer to oversee our compliance with applicable data protection laws and have in place policies and procedures to support ongoing compliance. We conduct mandatory training for our personnel on applicable data protection laws and publish information on how we collect, use and disseminate personal data in data privacy and cookies policies that are published on our website, and in other policies provided to our personnel that may be modified from time to time.

We use cookies and similar technologies on our website to allow our website to work, to analyze and improve our website and to personalize users’ experiences on our website. These activities, as well as direct marketing, are regulated in the UK by the Privacy and Electronic Communications Regulations. These rules include an obligation to obtain consent for the placement of cookies on customers’ devices for direct electronic marketing. Changes to these laws are anticipated in the future, which we are monitoring.

Logistics

We maintain operating licenses for the logistics fleet we own and operate, which can be subject to inspections and spot checks by the authorities.

Organizational Structure

The following diagram depicts the organizational structure of the Company and its subsidiaries as of September 22, 2023. For a listing of our subsidiaries, including legal name, country of incorporation and proportion of ownership interest, please refer to Explanatory Note, Note 25, Group information, within our audited consolidated financial statements included in our Annual Report.

Properties

The Company’s headquarters are in London, UK, under a lease agreement that expires in September 2024. As of June 30, 2023 the Company operated seven Customer Centers around the UK, all of which were leased. As of June 30, 2023, the Company operated four vehicle preparation centers in the UK located in Bedford, Staffordshire and Bristol. As of June 30, 2023, one of our operational vehicle preparation centers was owned and three were leased.

Following the announcement of the Revised 2023 Plan in January 2023, we took steps to rationalize our footprint. Since the announcement of the Revised 2023 Plan, as of September 22, 2023, we have disposed of the following non-operational sites: nine customer center leases, three vehicle preparation centers and one hub. We are in the process of disposing of our remaining non-operational vehicle preparation centers, Customer Centers and hub.

Employees

As of September 22, 2023, we have approximately 1,200 employees employed on a permanent or fixed term basis primarily located in the UK, down from 3,226 employees in the UK, Germany, Portugal, France and Spain as of December 31, 2022. The reduction in headcount is a result of the restructuring changes we executed since the beginning of the year to optimize the headcount in line with our pivot from fast growth to focus on unit economics at lower volumes. We engage a limited number of temporary workers primarily at certain of our vehicle preparation centers.

Our success is highly dependent on human capital and a strong leadership team. We aim to attract, retain and develop staff with the skills, experience and potential necessary to implement our strategy. When selecting and onboarding new employees, we communicate our vision and core values that we expect all staff to uphold, which is underpinned by a business-wide Code of Conduct and Ethics supported by appropriate training programs. We believe that engagement with staff on issues affecting the business is important for our culture and success and aim to do so through regular group-wide and location-specific “all-hands” sessions and other engagement platforms.

None of our employees are represented by a labor union and there have been no work stoppages to date. We generally consider relations with our employees to be good.

Legal Proceedings

From time to time we are subject to various claims, charges and litigation matters that arise in the ordinary course of business. We believe these actions are a normal component of the business and activities in which we are engaged. While it is not feasible to predict the outcome of these matters with certainty, we do not believe that any asserted or unasserted legal claims or proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which Cazoo’s management believes is relevant to an assessment and understanding of Cazoo’s results of operations and financial condition. This discussion and analysis should be read together with the “Business” section, as well as the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements and related notes of Cazoo that are included in the Annual Report and the Q2 Form 6-K. It should be noted that in the notes to the Company’s audited consolidated financial statements, included in the Annual Report, the term “Transaction” as used therein refers to the transactions contemplated by the business combination agreement, dated as of March 29, 2021, by and among Ajax I, a Cayman Islands exempted company, Cazoo Holdings Limited, a private limited company organized under the law of England and Wales, and Capri Listco, a Cayman Islands exempted company.

A discussion regarding our financial condition and results of operation for the fiscal year ended December 31, 2021, compared to the fiscal year ended December 31, 2020, is included in “Item 5 Operating and Financial Review and Prospects” of our Annual Report on Form 20-F filed with the SEC on May 5, 2022.

Unless otherwise stated, the information included in this section is based on Cazoo’s audited consolidated financial statements and unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP.

In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See “Cautionary Note Regarding Forward-Looking Statements”. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors”.

Certain figures, such as interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in Cazoo’s audited consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Overview

Cazoo is a UK online used car retailer. Cazoo was founded with a mission to transform the car buying and selling experience across the UK by providing better selection, transparency, and convenience. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell and finance a car entirely online on our platform for delivery or collection. Since our launch in the UK in December 2019, we have sold more than 130,000 cars to Retail customers across the UK as of June 30, 2023. See “Business” for additional information.

We launched in December 2019 and rapidly grew in the first three years driven by the appeal to customers of our fully online proposition. We listed on the NYSE in August 2021 and in February 2022, we issued and sold, via a private placement, $630 million in aggregate principal amount of 2.00% Convertible Senior Notes due 2027. We expanded rapidly through a number of acquisitions of complementary assets, businesses and technologies in 2021 and 2022. We acquired two vehicle reconditioning businesses in the UK in 2021, which allowed us to bring vehicle reconditioning activities fully in-house the same year. We opened our Cazoo Customer Centers and a customer services center. We expanded across Europe, in France, Germany, Spain and Italy, in retail and car subscription services through a number of acquisitions. We launched a channel to buy used cars directly from our customers. We acquired a third-party data platform to enhance our data team and capabilities.

In 2022, we generated revenues of £1.25 billion, up 91% year-on-year, on unit sales of 85,035 (up 72% year-on-year) of which retail was 65,366 cars (up 88% year-on-year) and wholesale was 19,669 vehicles (up 33% year-on-year). We achieved close to 1% market share of the UK used car market. Given the change in economic climate and the reduced availability of capital, in June 2022, we launched a business realignment plan to right-size the business, which also included the winddown of our subscription services across all markets, and in September 2022 we announced that we would be exiting our European operations which still required significant capital to expand.

In early 2023, with inflation and interest rates continuing to climb, we made a further strategic decision to pivot from fast growth to focus on unit economics, optimization of our operational footprint and preservation of our cash balance. To that end, we announced restructuring changes in January 2023.

We delivered significant progress against this plan in the first six months of 2023. We consolidated Cazoo Customer Centers from 21 down to seven, Cazoo vehicle preparation centers were reduced from eight down to three vehicle preparation centers for refurbishment of retail cars plus one center for wholesale vehicle preparation, and we reduced our transporter fleet size from over 250 in 2022 to 190 as of June 30, 2023. Our headcount was reduced from 3,226 employees as of December 31, 2022 to approximately 1,200 employees as of September 22, 2023.

Importantly, we improved Retail GPU (retail gross profit per unit) from £596 in the fourth quarter of 2022 to £980 in the first quarter of 2023 and £1,290 in the second quarter of 2023. In line with our re-set expectations, our revenue for the six months ended June 30, 2023, at £419 million, declined on fewer units sold, while our gross profit for the six months ended June 30, 2023 improved to £23 million with gross margin increasing to 5.4% from 1.0% in the comparable period. Our loss for the six months ended June 30, 2023 decreased to £(151) million for continued operations compared to £(201) million in the comparable period. Our adjusted EBITDA loss halved to £(70) million from £(142) million in the comparable period as we delivered improved unit economics and cut marketing, selling and distribution, and administrative costs through the restructuring changes.

As of June 30, 2023, our cash balance was strong and better than our expectations due to lower restructuring spend as well as lower EU exit costs and amounted to £195 million of cash and cash equivalents with a further approximately £35 million of self-financed inventory.

Since the announcement of our restructuring plan in January 2023 our results demonstrate sustained improvement in Retail GPU, on-target fixed and variable cost reduction and improved adjusted EBITDA and net cash flow from operating activities. The cost savings targeted in the restructuring started to come through towards the end of the first quarter of 2023 and became more pronounced in the second quarter of 2023. With this progress we are laying the foundations for profitable growth in the future.

Recent developments

Our recent developments since August 10, 2023 are discussed below:

Stocking facilities

With effect from August 10, 2023, we reduced our stocking facilities from £180 million to £130 million.

We have been notified that with effect from January 1, 2024, Santander will no longer be providing wholesale stocking loan facilities, due to a change in global strategy. The Santander facility represents £25 million of our available facilities as at August 10, 2023.

Transaction Support Agreement

On September 20, 2023, the Company and certain of its subsidiaries entered into the Transaction Support Agreement, as described in “Description of the Transactions and the Transaction Agreements.”

Receipt of Listing Standards Notices from the NYSE

On September 19, 2023, we received the Market Capitalization Notice from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01B of the NYSE Listed Company Manual because our average global market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, our last reported shareholders’ equity was less than $50 million. We have notified the NYSE that we intend to submit a plan to cure the deficiency and restore our compliance with the NYSE continued listing standards.

On September 28, 2023, we received the Trading Standards Notice from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Manual because the average closing price of our Class A ordinary shares over a consecutive 30 trading-day period was less than $1.00. Pursuant to Rule 802.01C, we have a period of six months following the receipt of the Trading Standards Notice to regain compliance with the minimum average closing price requirement. We intend to notify NYSE within 10 business days of receipt of the Trading Standards Notice of our intent to cure the deficiency. We expect that the Reverse Stock Split will cure the minimum average closing price deficiency.

The Listing Standards Notices have no immediate impact on the listing of our Class A ordinary shares, subject to our continued compliance with the NYSE’s other continued listing requirements.

See “Risk Factors—Risks Related to the Ownership of our Securities, the Law of the Cayman Islands and Provisions of our Memorandum and Articles of Association—The NYSE may delist our Class A ordinary shares, or our New Board could decide to voluntarily delist our Class A ordinary shares beginning three months after the Closing Date of the Transactions, which could limit investors’ ability to transact in our securities, and subject us to additional trading restrictions” for more information.

Key trends and factors affecting the results of our operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of key factors and trends. For a discussion of uncertainties and other factors that could affect our operating results see the section entitled “Risk Factors.” The key trends and factors affecting the results of our operations include the following:

Demand: Shift to online/e-commerce penetration

The purchase of used cars online has experienced significant growth, driven primarily by a shift in the buying behavior of customers and restrictions during the COVID-19 pandemic that led to a boost in online buying across many sectors. We are one of a handful of online car retail specialists in the UK offering a fully digital journey. We believe that the high growth in volumes we achieved in our first three full years of operations is primarily driven by customer appetite for our online proposition. Through our data-driven marketing efforts and continuous enhancement of the fully online customer journey on our platform we keep on driving the shift to online car buying and selling with customers across the UK.

The shift to online is disrupting the traditional offline market model, including dealerships and automotive manufacturers. Today, the car buying journey normally begins with research online. Some traditional dealerships have started to transition to a hybrid model, supplementing their offline offering with online and phone purchases. However, for these dealers, the majority of the purchase (and/or sale) journey remains offline. We believe that we may continue to benefit from the acceleration to online buying because we can offer customers clear advantages of our end-to-end online proposition particularly around the range of cars available online, transparency and convenience.

Supply: Inventory sourcing

We strategically source inventory from three channels: auction, corporate relationships and consumers directly. Because the quality of vehicles and associated gross margin profile vary across each channel, the mix of inventory sources has an impact on our profitability.

We continually evaluate the optimal mix of sourcing channels and strive to source vehicles in a way that maximizes our average gross profit per unit and improves our unit economics. We seek to increase the percentage of vehicle sales that we source directly from consumers as purchasing vehicles at third-party auctions is competitive and incurs associated auction fees. We expect that our expanded purchasing from consumers will increase the availability of suitable vehicle inventory at attractive commercial costs.

We believe our ability to increase the percentage of inventory sourced directly from customers will depend on the popularity and success of our e-commerce platform. We expect that as customers experience the convenience of our platform to sell or trade in their used vehicles, the percentage of inventory we source directly from consumers may continue to grow and we expect this would positively impact our profitability.

The supply of new vehicles to the market has started to improve as the global shortage of automobile microchips began to ease in 2022 and the supply is expected to continue to improve throughout 2023. See “Risk Factors ⸺ Risks Related to our Business and Industry — Our business is dependent upon access to suitable vehicle inventory, including the appropriate inventory mix, for resale to customers. Obstacles to acquiring suitable inventory for resale to customers, whether because of supply, competition, or other factors, could have a material adverse effect on our business, financial condition, results of operations and prospects.”

Supply: Inventory financing

Our business as an online specialist depends on having the right volume and range of inventory on our website. The appropriate volume and mix of vehicle inventory are fundamental to our operations and require an ability to finance the acquisition of inventory at competitive rates and across various acquisition channels nationwide.

The availability and cost of financing for vehicle purchases is a significant factor affecting our results of operations. Stocking loans are used specifically to finance the purchase of inventory and typically cover approximately 80% of the car value for an average of 180 days from inception of the loan. The availability of stocking loans provides us with the flexibility to finance our inventory while maximizing liquidity available in the business.

Our ability to continue to access financing at affordable rates to purchase the required mix and selection of inventory is an important factor for our future performance. We had inventory of £232.6 million and £161.6 million in stocking loans as of December 31, 2022, in addition to £15.0 million in subscription facilities for financing subscription vehicles. As of June 30, 2023 we had loans and borrowings of £86.5 million, including stocking loans of £82.4 million and facilities for financing subscription vehicles of £0.8 million. We have been winding down the subscription services business in the UK to focus on retail sales.

Technology: Technology and data

We continue to invest in the data, information technology and security infrastructure, as well as in the core technology-based systems used to drive and support our business. The customer experience on our website is critical to attracting unique users to our platform, converting such visitors into customers, selling a broad range of our products and increasing new customers through referrals. Accordingly, we believe that our ability to make our platform an attractive choice for customers and create a more tailored website experience based on our functionalities and offerings, tailored to customer preferences, may drive higher customer conversion rates.

We believe we have created a unique, best in-class customer experience. We give our customers a fully end-to-end digital buying experience with the entire purchasing and/or selling journey taking place online. We continue to incur expenditure on research and development to develop new products and enhance our existing technology platform.

Additionally, our ability to accurately forecast pricing and customer demand for specific types of vehicles is critical to sourcing high quality, high-demand vehicles. This ability is enabled by our proprietary data that leverages the vast amount of information at our disposal to adjust our supply and sourcing models.

Economy: Macroeconomic factors

Negative trends in the general economy, including trends resulting from changes in gross domestic product growth, financial and credit market fluctuations, energy costs, international trade relations and other geopolitical issues, including those caused or that may be caused by the Russia-Ukraine conflict, and the availability and cost of credit could lead to a decline in consumer discretionary spending and business investment.

Inflationary pressure in the UK has been above the recent historic levels in 2023 and has resulted in cost increases for labor, fuel, materials, food and services, and these costs could continue to increase. A further increase in UK base interest rates could result in higher interest on our UK stocking loans. Weakening of pound sterling against the US dollar could increase the cost of certain expenses which we incur in US dollars, including the interest payments on the Convertible Notes. We will continue to actively monitor and develop responses to macroeconomic conditions. See “Risk Factors ⸺ Risks Related to our Business and Industry — Downturns in general economic and market conditions and reductions in spending may reduce demand for our products” and “Risk Factors ⸺ Risks Related to our Business and Industry ⸺ Our geographic concentration in the UK creates an exposure to severe weather, the local economy, regional downturns, or catastrophic occurrences in the UK that may materially adversely affect our financial condition and results of operations.”

Key performance indicators

We regularly monitor the following key performance indicators to help evaluate our business and trends, identify near-term and longer-term risks and opportunities, measure our performance, prepare financial projections and make strategic decisions. We believe these operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with IFRS.

The calculation of our key operating and financial metrics is straightforward and does not rely on significant projections, estimates or assumptions. Nevertheless, there are limitations inherent within these calculations, and these measures may not be comparable to other performance measures used by our competitors. Each of our key operating and financial metrics focuses specifically on only one standard by which to evaluate our business, without taking into account other applicable standards, performance measures or operating trends by which our business could be evaluated. Accordingly, no single metric should be viewed as the indicator by which our business should be measured. Rather, each key operating and financial metric should be considered in conjunction with other metrics and components of our results of operations.

These operating and financial metrics should be read in conjunction with the following discussion of our results of operations and together with our audited consolidated financial statements and related notes included in the Annual Report.

These key performance indicators are for our operations in the UK only.

	Year Ended December 31,		Variance
	2022	2021	Change	%
Retail units sold	65,366	34,718	30,648	88%
Retail gross profit per unit (“Retail GPU”)	£403	£427	£(24)	(6)%
Ancillary revenue per retail unit sold	£605	£439	£166	38%
Average monthly unique users (thousands)[1]	1,532	1,619	(87)	(5)%
Retail inventory units available on website	7,700	4,683	3,017	64%

(1)	The 2021 reporting period ended on December 31, 2021 has been restated to exclude discontinued operations.

	Six months ended June 30,		Variance
	2023	2022(1)	Change	%
Retail units sold	22,438	28,628	(6,190)	(22)%
Retail gross profit per unit	£1,106	£226	£880	389%
Ancillary revenue per retail unit sold	£765	£611	£154	25%
Average monthly unique users (thousands)	1,243	1,680	(437)	(26)%
Retail inventory units available on website	3,921	7,455	(3,534)	(47)%

(1)	The six months ended June 30, 2022 reporting period has been restated to exclude discontinued operations.

Retail units sold

Retail units sold is defined as the number of vehicles sold through our retail channel and delivered to customers, net of returns. Retail units sold excludes vehicles sold through auction which are recorded within our wholesale channel. Our retail business is the core proposition of Cazoo and we expect that retail units sold will be the primary driver of revenue generation. Retail unit sales also provide a source of cars through our consumer vehicle acquisition channel (either through direct sales or part-exchanges). Vehicles acquired through this channel can either be reconditioned and added to our inventory or sold through our wholesale channel.

Retail units sold for the year ended December 31, 2022 amounted to 65,366 units compared to 34,718 retail units sold for the year ended December 31, 2021. In the year ended December 31, 2022, 6.7% of used cars sold were returned for a refund. Retail units sold increased throughout the period driven by increased retail inventory units available on the website and continued strong uptake of our offering, despite the challenging macroeconomic environment.

At the beginning of 2023, we reset our expectations to focus on unit economics at a lower level of retail unit sales.

Retail units sold for the period ended June 30, 2023 were 22,438 units compared to 28,628 retail units sold for the period ended June 30, 2022. Retail units sold decreased in the period in line with our reset expectations and focus on unit economics.

Retail gross profit per unit

This metric is defined as the aggregate retail sales price and ancillary revenues (including financing commission, warranty commission, paint protection, delivery charges, administrative fees and any add-ons) from all vehicles sold through our retail channel in a given period, less the aggregate costs to acquire those vehicles, the aggregate costs of inbound transportation to the vehicle preparation centers, auction fees, the aggregate costs of reconditioning those vehicles, costs of providing insurance, warranty, fuel and other direct costs associated with providing the car to the customer, divided by the number of retail units sold in that period. This is an important metric that we use to record and forecast the performance and trends of our core retail business. There are a number of drivers of this metric such as our purchasing mix, cost of reconditioning, days to sale, our finance attachment rate and the number of new ancillary products.

For the year ended December 31, 2022 Retail GPU was £403, compared to Retail GPU of £427 for the year ended December 31, 2021. The decrease was primarily due to an increase in vehicle purchases and reconditioning costs due to the rapid expansion and growth of our business.

For the period ended June 30, 2023 Retail GPU was £1,106 compared to Retail GPU of £226 for the period ended June 30, 2022, an increase of 389%. The significant improvement was driven by our focus on unit economics whereby we are working to improve all the factors influencing retail gross profit per unit. We are using external and proprietary data to improve pricing on the vehicles we buy and sell. We are constantly modifying our purchasing mix to source more cars directly from consumers concentrated on brands and colors that are more desirable to the consumer and drive healthy stockturn. We continuously enhance the online journey for the consumer to offer financing options through our platform as well as sell ancillary items at the time of purchase and also at handover.

Our business plan is to continue to grow retail gross profit per unit, leveraging the improvements discussed in “Business.”

Ancillary revenue per retail unit sold

Each retail vehicle sale through our website creates an opportunity to sell ancillary products. The products include financing, warranty, paint protection, service plans and affiliate add-ons. Customers buying vehicles from us may enter into a contract for finance through our platform. We receive commissions for the arrangement of these contracts from the lender. When buying a car from us, customers can also purchase additional associated products (including extended warranty, paint protection and service plans), from which we achieve attractive margins. The combination of these ancillary profit sources is an important metric that we use to track and forecast our performance. The ability to generate additional revenue around the vehicle purchase is a key component of Retail GPU.

For the year ended December 31, 2022 ancillary revenue per retail unit sold was £605 compared to ancillary revenue per retail unit sold of £439 for the year ended December 31, 2021. The increase was primarily driven by an improved online journey and stock profile, as well as an expansion of ancillary product options.

For the period ended June 30, 2023 ancillary revenue per retail unit sold was £765 compared to ancillary revenue per retail unit sold of £611 for the period ended June 30, 2022. The increase was primarily driven by continuously enhancing the online journey experience and product options, as well as enabling our handover specialists to offer ancillary products at the time of handover of the vehicle to the customer. Better stock selection, transparency of our proposal and convenience of the fully online journey, including an option to apply for finance during the process, continue to support healthy acceptance rates that drove the finance attachment rate to 52.8% in the period ended June 30, 2023 compared to 45.8% for the period ended June 30, 2022.

Average monthly unique users

This metric is defined as the average number of individuals who access our website within a calendar month, based on data provided by Google Analytics. We calculate the average monthly unique visitors over any period by dividing the aggregate monthly unique visitors during such period by the number of months in that period. This metric is used to measure the quality of our customer experience, the effectiveness of our marketing campaigns and customer acquisition as well as the strength of our brand and market penetration, which can then be turned into a retail sale.

The computation of average monthly unique visitors excludes individuals who access our platform multiple times within a calendar month, counting such individuals only one time for purposes of the calculation. If an individual accesses our website using different devices or different browsers on the same device within a given month, the first access through each such device or browser is counted as a separate monthly unique visitor.

Our average monthly unique users during the year ended December 31, 2022 decreased to approximately 1,532 thousand users, compared to approximately 1,619 thousand users during the year ended December 31, 2021. The decrease in the average monthly unique visitors was primarily due to optimization of our marketing strategy to focus on higher performance traffic channels, which we believe will lead, over time, to a higher rate of converting website visits into sales.

Our average monthly unique users during the period ended June 30, 2023 were approximately 1,243 thousand, compared to approximately 1,680 thousand users during the period ended June 30, 2022. The decrease was primarily driven by the reduced marketing spend, especially in the customer facing channels and through a reduction of sponsorship deals.

Retail inventory units available on website

Retail inventory units available on website represent the total number of vehicles available for sale on our website on the last day of each reporting period. This may lead to volatility when comparing one period to another. It is important to ensure we have enough inventory to cater to the majority of customers based on customer demand.

Retail inventory units available on website is a key indicator of our performance because we believe that the number of vehicles listed on our platform is one of the key drivers of vehicle sales and revenue generation. Ensuring an adequate number of vehicles listed on our website results in a greater selection of vehicles for our customers, creating demand and increasing conversion.

Our retail inventory units available on our website increased to 7,700 units as of December 31, 2022 compared to 4,683 units as of December 31, 2021. The increase in units was primarily driven by higher retail units purchased during the year and increased reconditioning throughput to support higher sales in the period.

Our retail inventory units available on our website decreased to 3,921 units as of June 30, 2023 compared to 7,455 units as of June 30, 2022. The decrease in units is consistent with our reset expectations for lower retail unit sales in 2023 compared with the results delivered in 2022.

Key components of our operating results

Revenue

Revenue is recorded for the sale of used vehicles as well as the provision of services. We recognize revenue net of sales tax.

Retail — We sell reconditioned vehicles directly to customers primarily through our platform. Customers include both consumers and businesses. The prices of vehicles are included in customer contracts at stand-alone selling prices, which are agreed prior to delivery. We recognize revenue when we satisfy our performance obligations for vehicle sales. The amount we recognize as revenue is the agreed upon purchase price stated in the contract less an estimate for returns. Estimates for returns are based on an analysis of historical experience, trends and sales data. We reflect the changes in these estimates as an adjustment to revenue in the period identified. The amount of consideration received for vehicles includes non-cash consideration which represents the value of part-exchange vehicles, if applicable, as stated in the contract.

Retail revenue can also include the fixed commission from the sale of a small number of vehicles where Cazoo acts as an agent. Under IFRS 15 only the net commission received from these sales is recorded within revenue, with 100% of that revenue contributing towards gross profit.

Retail revenue also comprises ancillary products (including financing commission, warranty commission, paint protection and any add-ons), together with delivery charges and administrative fees. Ancillary revenues were previously included in “Other sales”. The comparatives for 2022 have been restated for consistency.

Customers buying vehicles from us may enter into a contract for finance through our platform and enter into a contract to extend their warranty after the initial 90-day inclusive period. We receive commissions for the arrangement of these contracts from the principal. We recognize commission revenue at the time of sale, net of a reserve for estimated contract cancellations. The reserve for cancellations is estimated based upon historical experience and recent trends and is reflected as a reduction in revenue. Changes in these estimates are reflected as an adjustment to revenue in the period identified.

Wholesale — We sell vehicles through car auctions to trade buyers and other customers. The vehicles sold to trade buyers are primarily acquired from customers as part-exchanges or through our direct car buying channel that do not meet the Cazoo criteria or standards to list and sell as retail vehicles. For wholesale we recognize revenue at the point when the vehicle is sold at auction.

Other sales — We offer walk-in servicing and continue to recognize revenue for subscription services and third-party reconditioning while these products wind-down.

At our Customer Centers vehicle servicing products are offered including interim, full and major servicing, MOT tests, general repairs and one-off checks and treatments. We recognize revenue from such services when we satisfy our performance obligations, which is at the point the agreed work is completed.

We provided third-party reconditioning services during the six months ended June 30, 2022. Such services are being discontinued in 2023; as a result, revenue from third-party reconditioning services during the six months ended June 30, 2023 is not significant. We satisfy our performance obligations at the point the agreed work is completed.

Revenue from subscription services is recognized under IFRS 16 and as such is recognized on a straight-line basis over the contract period. The subscription service allows customers to subscribe for a vehicle over a period of time for a monthly fee as an alternative to ownership. Revenue from the provision of related services such as maintenance and breakdown are recognized separately in accordance with IFRS 15 – over time, as the service is provided. We ceased offering our subscription service to new subscribers at the end of June 2022.

Prior to the sale of our third-party data platform, Cazana, we also provided data services whereby customers accessed selected Cazoo vehicle data for a monthly fee. Revenue is recognized in accordance with IFRS 15 based on actual data usage for these contracts.

Cost of sales

Cost of sales primarily relates to vehicle acquisition costs and reconditioning costs, as well as any necessary adjustments to reflect vehicle inventory at the lower of cost and net realizable value.

Vehicle reconditioning costs are the direct costs associated with preparing the vehicles for resale and typically include the cost of parts, labor and inbound transportation.

Our cost of sales also includes the cost of providing drive-away insurance, fuel, vehicle warranty, buyers fees, and other costs incurred in providing ancillary products and services.

Cost of sales also includes the depreciation of cars out on subscription.

Marketing expenses

These primarily relate to the cost of advertising through various platforms, including brand marketing, digital marketing, media costs, agency and production costs, and other promotional expenses such as sponsorships. Our marketing expenditure also includes public relations costs and costs of any customer incentives.

Selling and distribution expenses

Selling and distribution costs mainly relate to the costs of our employees engaged in the transportation and handover of vehicles, costs incurred in relation to the storage and transportation of vehicles, post-sales costs and payment gateway fees. The depreciation charges of vehicle preparation centers and right-of-use assets (transporters) are also included in selling and distribution expenses.

Administrative expenses

Administrative expenses comprise staff related costs (excluding sales and distribution staff costs), property costs, information technology, external professional services and other general administrative costs.

Our administrative expenses also include depreciation and amortization charges. Amortization is in relation to capitalized development costs, leasehold improvements, software, domain names and other intangible assets. Depreciation expenses within administrative expenses mainly relate to the depreciation of offices and Customer Centers. These costs are amortized or depreciated over their useful economic lives.

We operate an equity-settled share-based incentive scheme and our share-based charges are included as part of administrative expenses.

Specifically for the year ended December 31, 2022 our administrative expenses included certain exceptional items which were incurred primarily in relation to the restructuring costs as a result of the Business Realignment Plan and winddown of the mainland European operations and transaction costs incurred on the acquisition of brumbrum.

Specifically for the six months ended June 30, 2023 our administrative expenses included certain exceptional items which were incurred primarily in relation to the restructuring costs as a result of the Revised 2023 Plan and winddown of the mainland European operations.

Other income and expenses

Other income and expenses includes fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements. In 2021, other income and expenses included a non-cash IFRS 2 expense on the De-SPAC Transaction which represented the excess of the fair value of the equity instruments issued over the fair value of the identified net assets received as part of the De-SPAC Transaction.

Finance income

Finance income relates to interest income receivable on bank deposits.

Finance expense

Our finance expense consists primarily of interest incurred on the Convertible Notes, stocking loans and subscription facilities and interest on lease liabilities.

Tax credit

The tax credit relates to the net movements in specific deferred tax items in the period. A deferred tax asset on losses is only recognized to the extent that it matches deferred tax liabilities.

Loss after tax from discontinued operations

The EU segment was classified as a discontinued operation following the decision to winddown our operations in mainland Europe.

Results of operations

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

	Year ended December 31, 2022	Year ended December 31, 2021(1)	Variance
	£’000	£’000	£’000%
Continuing operations
Revenue(2)	1,248,591	655,423	593,168	91%
Cost of sales	(1,228,324)	(632,114)	(596,210)	94%
Gross profit	20,267	23,309	(3,042)	(13)%

Marketing expenses	(62,596)	(63,165)	569	(1)%
Selling and distribution expenses	(96,246)	(54,172)	(42,074)	78%
Administrative expenses	(529,907)	(218,855)	(311,052)	142%
Loss from operations	(668,482)	(312,883)	(355,599)	114%

Finance income	2,111	232	1,879	810%
Finance expense	(53,339)	(4,663)	(48,676)	1,044%
Other income and expenses(3)	194,236	(214,140)	408,376	(191)%

Loss before tax	(525,474)	(531,454)	5,980	(1)%

Tax credit	7,352	2,162	5,190	240%

Loss for the year from continuing operations	(518,122)	(529,292)	11,170	(2)%

Discontinued operations(1)
Loss after tax from discontinued operations	(185,762)	(14,217)	(171,545)	1,207%

Loss for the year	(703,884)	(543,509)	(160,375)	30%

Other comprehensive income
Exchange differences on translation of foreign operations	6,449	(1,577)	8,026	(509)%
Total comprehensive loss for the year	(697,435)	(545,086)	(152,349)	28%

(1)	The reporting period for the year ended December 31, 2021 has been restated to exclude discontinued operations.

(2)	Revenue excludes £1.9 million of sales in 2022 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (2021: £17.4 million).

(3)	Other income and expenses includes fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements.

Revenue

The following tables summarize our revenue for the periods presented:

	Year ended December 31, 2022	Year ended December 31, 2021	Variance
	£’000	£’000	£’000%
Retail(1)	1,103,557	515,711	587,846	114%
Wholesale	116,541	103,203	13,338	13%
Other sales(1)	28,493	36,509	(8,016)	(22)%
Revenue	1,248,591	655,423	593,168	91%

(1)	Retail includes the aggregate retail sales price and ancillary products (including financing commission, warranty commission, paint protection and any add-ons), together with delivery charges and administrative fees, from all vehicles sold through the Group’s retail channel in the year. Ancillary revenues were previously presented in “Other sales”. The comparatives for 2021 have been restated for consistency.

Revenue increased by £593.2 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to increased online orders and rapid expansion of our business.

Retail revenue increased by £587.8 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. This is due to an increase in the number of retail vehicles sold, from 34,718 during the year ended December 31, 2021 to 65,366 during the year ended December 31, 2022, driven by continued strong uptake of our offering, the depth and breadth of our inventory levels, increased brand awareness and customer referrals.

Retail revenue for the year ended December 31, 2022 excludes £1.9 million generated from the sale of vehicles as an agent for third parties. Only the net commission received from those sales is recorded within revenue.

Wholesale revenue increased by £13.3 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to the growth of our consumer car buying channel and the number of part-exchange vehicles received from customers which grew with retail sales.

Other sales decreased by £8.0 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease was mainly driven by lower revenue from third-party reconditioning as we have been exiting those contracts.

Cost of sales

The following tables summarize our cost of sales for the periods presented:

	Year ended December 31, 2022	Year ended December 30, 2021	Variance
	£’000	£’000	£’000%
Vehicle purchases	1,126,520	540,481	586,039	108%
Reconditioning and other costs	101,804	91,633	10,171	11%
Cost of sales	1,228,324	632,114	596,210	94%

Cost of sales increased by £596.2 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to an increase in vehicle purchases and reconditioning costs following the rapid expansion and growth of our business.

Vehicle purchases increased by £586.0 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to an increase in the level of inventory purchases to support the increased sales.

Reconditioning and other costs increased by £10.2 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 as a result of an increase in the number of cars requiring reconditioning before being listed on our website, and the costs of providing warranties and drive away insurance for cars sold. The reconditioning of third-party vehicles and the depreciation charge of subscription vehicles are also included within reconditioning and other costs. There was a decrease in reconditioning of third-party vehicles for the year ended December 31, 2022.

Marketing expenses

Marketing expenses decreased by £0.6 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily driven by a shift from brand to performance marketing.

Selling and distribution expenses

The following tables summarize our selling and distribution expenses for the periods presented:

	Year ended December 31, 2022	Year ended December 31, 2021	Variance
	£’000	£’000	£’000%
Staff costs	57,907	25,984	31,923	123%
Transportation and storage costs	17,503	15,166	2,337	15%
Depreciation	9,331	7,778	1,553	20%
Other costs	11,505	5,244	6,261	119%
Selling and distribution expenses	96,246	54,172	42,074	78%

Selling and distribution expenses increased by £42.1 million for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to an increase in personnel-related costs (selling and distribution staff) of £31.9 million, due to the significant increase in average headcount in the year ended December 31, 2022, to support our growth.

Transportation and storage costs increased by £2.4 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to a more intense use of our fleet of transporters, resulting in increases in fuel and mileage, insurance and other costs incurred in the outbound transportation of vehicles.

Depreciation increased by £1.6 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 reflecting a large fleet of transporters and a higher number of vehicle preparation centers for the year ended December 31, 2022.

Other costs, which include post sales costs, increased by £6.2 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to an increase in units sold and growth of our business.

Administrative expenses

The following tables summarize our administrative expenses for the periods presented:

	Year ended December 31, 2022	Year ended December 31, 2021	Variance
	£’000	£’000	£’000%
Staff costs	71,564	48,682	22,882	47%
Office and property costs	20,896	13,949	6,947	50%
Technology and other costs	41,705	23,763	17,942	76%
Depreciation, amortization and impairment of intangible assets	344,278	49,363	294,915	597%
Share-based payments	44,496	43,871	625	1%
Exceptional items	6,968	39,227	(32,259)	(82)%
Administrative expenses	529,907	218,855	311,052	142%

The total administrative costs increased by £311.1 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to:

●	an increase in personnel-related costs of £22.9 million due to an increase in average headcount across all administrative functions;

●	an increase in share-based payments by £0.6 million reflecting the higher headcount and larger number of outstanding options;

●	an increase in depreciation, amortization and impairment of intangible assets of £294.9 million reflecting a non-cash impairment charge of £299.4 million largely related to actions taken in the Group’s Revised Business Plans including the wind down of operations in mainland Europe, and a higher number of offices and Customer Centers; and

●	exceptional items of £7.0 million include restructuring costs of £6.0 million with the remainder primarily related to transaction costs incurred on the acquisition of brumbrum. Exceptional items for the year ended December 31, 2021 included transaction costs of £37.8 million in relation to the De-SPAC Transactions.

Finance income

Finance income increased by £1.9 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to an increase in average cash at bank and short-term deposits, and an increase in interest rates.

Finance expenses

Our finance expenses are interest on the Convertible Notes, stocking loans and subscription facilities, and interest on lease liabilities. The tables below are summaries of the amount recognized for the periods presented:

	Year ended December 31, 2022	Year ended December 31, 2021	Variance
	£’000	£’000	£’000%
Interest on Convertible Notes	41,351	-	41,351	-
Interest on loans and borrowings	6,940	3,327	3,613	109%
Interest on lease liabilities	5,048	1,336	3,712	278%
Finance expense	53,339	4,663	48,676	1,044%

Finance expenses increased by £48.7 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. Interest on Convertible Notes was £41.4 million for the year ended December 31, 2022 of which £33.4 million was non-cash. Interest on loans and borrowings increased by £3.6 million primarily due to an increase in interest rates. Interest on lease liabilities increased by £3.7 million driven by an increase in the number of leasehold properties and the large fleet of transporters.

Other income and expenses

The following tables summarize our other income and expenses for the periods presented:

	Year ended December 31, 2022	Year ended December 31, 2021	Variance
	£’000	£’000	£’000%
Fair value movement in the Convertible Notes and embedded derivative	198,769	-	198,769	-
Fair value movement in the warrants	47,097	26,671	20,426	77%
Foreign exchange movements	(51,630)	-	(51,630)	-
IFRS 2 expense on the De-SPAC Transaction (non-cash)	-	(240,810)	240,810	-
Other income and expenses	194,236	(214,139)	408,376	(191)%

The fair value movement in the Convertible Notes and embedded derivative of £198.8 million reflected the decrease in the fair value of the embedded derivative since February 16, 2022.

The fair value movement in the warrants of £47.1 million reflected the decrease in the fair value of the warrants during the year ended December 31, 2022.

Foreign exchange movements of £51.6 million were primarily due to adverse movements in the USD denominated Convertible Notes and embedded derivate and warrants.

In 2021, the one-off, non-cash, IFRS 2 expense of £240.8 million was a result of the De-SPAC Transaction. Cazoo issued shares with a fair value of £288.4 million to Ajax shareholders. In exchange, Cazoo received the identifiable net assets held by Ajax, which had a fair value upon closing of £47.5 million. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets received represented a non-cash expense in accordance with IFRS 2.

Tax credit

The tax credit was £7.4 million for the year ended December 31, 2022 compared to a tax credit of £2.2 million for the year ended December 31, 2021. The tax credit related to the net movements in specific deferred tax items in the period. A deferred tax asset is only recognized up to an amount equal to the total of deferred tax liabilities with the excess not being recognized.

Loss after tax from discontinued operations

Loss after tax from discontinued operations increased by £171.5 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to the launch and subsequent winddown of our operations in mainland Europe.

Six months ended June 30, 2023 compared to six months ended June 30, 2022

	Six months ended June 30, 2023	Six months ended June 30, 2022(1)	Variance
	£’000	£’000	£’000%
Continuing operations
Revenue(2)	418,562	583,220	(164,658)	(28)%
Cost of sales	(395,779)	(577,547)	181,768	(31)%
Gross profit	22,783	5,673	17,110	302%

Marketing expenses	(18,803)	(37,463)	18,660	(50)%
Selling and distribution expenses	(34,614)	(51,352)	16,738	(33)%
Administrative expenses	(104,661)	(262,235)	157,574	(60)%
Loss from operations	(135,295)	(345,377)	210,082	(61)%

Finance income	2,671	571	2,100	368%
Finance expense	(33,009)	(20,165)	(12,844)	64%
Other income and expenses(3)	14,378	157,973	(143,595)	(91)%

Loss before tax	(151,255)	(206,998)	55,743	(27)%

Tax credit	-	6,319	(6,319)	(100)%

Loss for the year from continuing operations	(151,255)	(200,679)	49,424	(25)%

Discontinued operations(1)
Profit/(Loss) after tax from discontinued operations	871	(40,779)	41,650	(102)%

Loss for the year	(150,384)	(241,458)	91,074	(38)%

Other comprehensive income
Exchange differences on translation of foreign operations	(1,987)	4,031	(6,018)	(149)%
Total comprehensive loss for the year	(152,371)	(237,427)	85,056	(36)%

(1)	The 2022 reporting period has been restated to show the EU segment as a discontinued operation.

(2)	Revenue excludes £nil of sales in 2023 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (six months ended June 30, 2022: £1.9 million).

(3)	Other income and expenses include fair value movement in the Convertible Notes, embedded derivative and warrants, and foreign exchange movements.

Revenue

The following tables summarize our revenue for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Retail	376,386	497,790	(121,404)	(24)%
Wholesale	35,984	68,888	(32,904)	(48)%
Other sales	6,192	16,542	(10,350)	(63)%
Revenue	418,562	583,220	(164,658)	(28)%

Revenue decreased by £164.7 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 primarily due to a decrease in retail units sold. This was in line with our expectations as at the beginning of 2023 we reset targets for the year to focus fully on unit economics rather than volume.

Retail revenue decreased by £121.4 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. This is due to the planned decrease in the number of retail vehicles sold, from 28,628 during the six months ended June 30, 2022 to 22,438 during the six months ended June 30, 2023, in line with our Revised 2023 Plan to improve the unit economics of the business and to deliver a significant reduction in cash consumption.

Wholesale revenue decreased by £32.9 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 in line with the reduction in retail sales.

Other sales decreased by £10.4 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The decrease was driven by lower revenue from subscription services and nil revenue from the third-party reconditioning as we have been exiting those contracts.

Cost of sales

The following tables summarize our cost of sales for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Vehicle purchases	368,400	526,847	(158,447)	(30)%
Reconditioning and other costs	27,379	50,700	(23,321)	(46)%
Cost of sales	395,779	577,547	(181,768)	(31)%

Cost of sales decreased by £181.8 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 due to a decrease in vehicle purchases and reconditioning costs in line with our Revised 2023 Plan to improve the unit economics of the business.

Vehicle purchases decreased by £158.4 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2023, in line with our Revised 2023 Plan.

Reconditioning and other costs decreased by £23.3 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 as a result of a decrease in the number of cars requiring reconditioning before being listed on our website and efficiencies in our reconditioning operations. The depreciation charge of subscription vehicles is also included within reconditioning and other costs. No reconditioning of third-party vehicles was performed in the six months ended, June 30, 2023 as we are exiting these contracts.

Marketing expenses

Marketing expenses decreased by £18.7 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 primarily driven by a shift from brand to performance marketing.

Selling and distribution expenses

The following tables summarize our selling and distribution expenses for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Staff costs	22,068	30,832	(8,764)	(28)%
Transportation and storage costs	4,819	9,052	(4,233)	(47)%
Depreciation	4,106	6,190	(2,084)	(34)%
Other costs	3,621	5,278	(1,657)	(31)%
Selling and distribution expenses	34,614	51,352	(16,738)	(33)%

Selling and distribution expenses decreased by £16.7 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022, primarily due to a decrease in personnel-related costs (selling and distribution staff) of £8.8 million, due to a decrease in headcount in the six months ended June 30, 2023, in line with our Revised 2023 Plan.

Transportation and storage costs decreased by £4.2 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 primarily due to a lower use of the fleet of transporters we employ to move vehicles between customer locations and our centers, in line with decreased retails units sold. This resulted in decreases in fuel and mileage, insurance and other costs incurred in the transportation of vehicles.

Depreciation decreased by £2.1 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 reflecting a lower number of vehicle preparation centers.

Other costs, which include post sales costs, decreased by £1.7 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 due to a decrease in units sold.

Administrative expenses

The following tables summarize our administrative expenses for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Staff costs	25,972	37,611	(11,639)	(31)%
Office and property costs	8,877	12,186	(3,309)	(27)%
Technology and other costs	14,279	19,329	(5,050)	(26)%
Depreciation, amortization and impairment of tangible and intangible assets	32,458	151,752	(119,294)	(79)%
Share-based payments	1,881	35,096	(33,215)	(95)%
Exceptional items	21,194	6,261	14,933	239%
Administrative expenses	104,661	262,235	(157,574)	(60)%

Total administrative costs decreased by £157.6 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 primarily due to:

●	a decrease in personnel-related costs of £11.6 million due to a decrease in headcount across all administrative functions, in line with our Revised 2023 Plan;

●	a decrease in share-based payments by £33.2 million reflecting the lower headcount and higher forfeitures of options;

●	a decrease in depreciation, amortization and impairment of tangible and intangible assets of £119.3 million reflecting a lower number of offices and Customer Centers and a lower non-cash impairment charge of £16.3 million compared to £135.4 million in the comparative six months ended June 30, 2022; and

●	exceptional items of £21.2 million relate to costs associated with UK restructuring.

Finance income

Finance income increased by £2.1 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 due to an increase in interest rates.

Finance expenses

Our finance expenses are interest on the Convertible Notes, stocking loans and subscription facilities, and interest on lease liabilities. The tables below are summaries of the amount recognized for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Interest on Convertible Notes	25,981	16,057	9,924	62%
Interest on loans and borrowings	4,074	2,579	1,495	58%
Interest on lease liabilities	2,954	1,529	1,425	93%
Finance expense	33,009	20,165	12,844	64%

Finance expenses increased by £12.8 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. Interest on Convertible Notes was £26.0 million for the six months ended June 30, 2023 of which £20.9 million was non-cash. Interest on loans and borrowings increased by £1.5 million primarily due to an increase in interest rates. Interest on lease liabilities increased by £1.5 million driven by an increase in the incremental borrowing rate used to determine the accounting interest charge for leases entered into the second half of 2022.

Other income and expenses

The following tables summarize our other income and expenses for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Fair value movement in the Convertible Notes and embedded derivative	(226)	168,085	(168,311)	(100)%
Fair value movement in warrants	478	41,840	(41,362)	(99)%
Foreign exchange movements	14,126	(51,952)	66,078	(127)%
Other income and expenses	14,378	157,973	(143,595)	(91)%

The fair value movement in the Convertible Notes and embedded derivative of £0.2 million reflected a very marginal increase in the fair value of the embedded derivative during the six months ended June 30, 2023. The change was marginal due to lower volatility on the share price.

The fair value movement in the warrants of £0.5 million reflected a slight decrease in the fair value of the warrants during the six months ended June 30, 2023. The change was marginal due to lower volatility on the share price.

Foreign exchange movements of £14.1 million were primarily due to favorable movements in the USD denominated Convertible Notes and embedded derivative and warrants.

Tax credit

The tax credit was £nil for the six months ended June 30, 2023 compared to a tax credit of £6.3 million for the six months ended June 30, 2022. The tax credit in 2022 related to the net movements in specific deferred tax items in the period. A deferred tax asset is only recognized up to an amount equal to the total of deferred tax liabilities with the excess not being recognized.

Gain/(Loss) after tax from discontinued operations

Discontinued operations made a gain of £0.9m for the six months ended June 30, 2023 compared to a loss of £40.8 million for the six months ended June 30, 2022 following the conclusion of our withdrawal from mainland Europe.

Non-IFRS financial measures: Adjusted EBITDA

In addition to our results determined in accordance with IFRS we believe that Adjusted EBITDA provides useful information for management and investors to assess the underlying performance of the business as it removes the effect of certain non-cash items and certain charges that are not indicative of our underlying operating performance or results of operations. We believe that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and because it provides consistency and comparability with past financial performance.

Adjusted EBITDA is presented for supplemental informational purposes only, and Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of other IFRS financial measures, such as loss for the year. Some of the limitations of Adjusted EBITDA include that it does not reflect the impact of working capital requirements or capital expenditures and other companies in our industry may calculate Adjusted EBITDA differently, or use a different accounting standard such as U.S. GAAP, which limits its usefulness as a comparative measure. Adjusted EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

“Adjusted EBITDA” is defined as loss for the year from continuing operations adjusted for tax, finance income, finance expense, depreciation, amortization and impairment of intangible assets, share-based payment expense, fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements and exceptional items which do not relate to our underlying operations.

The tables below presents a reconciliation of loss for the year, the most comparable IFRS measure to Adjusted EBITDA for the periods presented.

	Year ended December 31, 2022	Year ended December 31, 2021
	£’000	£’000
Loss for the year	(703,884)	(543,509)
Gain/(Loss) for the year from discontinued operations	185,762	14,217
Loss for the year from continuing operations	(518,122)	(529.292)
Adjustments:
Tax credit	(7,352)	(2,162)
Finance income	(2,111)	(232)
Finance expense	53,339	4,663
Depreciation	44,521	26,274
Amortization and impairment of intangible assets(1)	318,709	35,968
Share-based payment expense	44,496	43,871
IFRS 2 expense on the De-SPAC Transaction (non-cash)	-	240,810
Fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements	(194,236)	(26,671)
Exceptional items(2)	6,968	39,227
Total adjustments	264,334	361,748
Adjusted EBITDA	(253,788)	(167,544)

(1)	For the year ended December 31, 2022, amortization and impairment of intangible assets includes a non-cash impairment charge of £299.4 million largely related to actions taken in the Group’s Revised Business Plans.

(2)	For the year ended December 31, 2022, exceptional items of £7.0 million include restructuring costs of £6.0 million with the remainder primarily related to transaction costs incurred on the acquisition of brumbrum. For the year ended December 31, 2021, exceptional items of £39.2 million include transaction costs incurred for the Business Combination of £37.8 million, with the remainder primarily related to the acquisition of subsidiaries.

	Six months ended June 30, 2023	Six months ended June 30, 2022
	£’000	£’000
Loss for the year	(150,384)	(241,458)
Gain/(Loss) for the year from discontinued operations	(871)	40,779
Loss for the year from continuing operations	(151,255)	(200,679)
Adjustments:
Tax credit	-	(6,319)
Finance income	(2,671)	(571)
Finance expense	33,009	20,165
Depreciation and impairment of tangible assets(1)	38,257	20,657
Amortization and impairment of intangible assets(2)	3,642	141,465
Share-based payment expense	1,881	35,096
Fair value movement in the Convertible Notes, embedded derivative, warrants and foreign exchange movements	(14,378)	(157,973)
Exceptional items(3)	21,194	6,261
Total adjustments	80,934	58,781
Adjusted EBITDA	(70,321)	(141,898)

(1)	In the six months ended June 30, 2023, depreciation and impairment of tangible assets includes a non-cash impairment charge of £16.3 million (2022: £nil) largely related to the various restructuring activities undertaken by the Group.

(2)	In the six months ended June 30, 2023, amortization and impairment of intangible assets includes a non-cash impairment charge of £0.7 million (2022: £135.4 million) largely related to the various restructuring activities undertaken by the Group.

(3)	In the six months ended June 30, 2023, exceptional items of £21.2 million relate to costs associated with UK restructuring.

Liquidity and Capital Resources

The change in economic climate and the reduced availability of capital in 2022 prompted us to launch a business realignment plan in June 2022 to right-size the business, which also included the winddown of our subscription services across all markets and, in September 2022, we made the decision to exit our mainland European operations which still required significant capital to expand. In January 2023, with inflation and interest rates continuing to climb, we announced the Revised 2023 Plan. We pivoted from fast growth to focus on unit economics, optimization of our operational footprint and preservation of our cash balance; to that end, we reset our expectations for 2023 and launched restructuring changes. The restructuring changes included closure of 14 Cazoo Customer Centers (from 21 down to seven), four Cazoo vehicle preparation centers (from eight down to four) and reduction of headcount from 3,226 employees as of December 31, 2022 to approximately 1,200 employees as of September 22, 2023. Refer to “Business” for details on the actions we are undertaking.

These actions have delivered a significant reduction in our cash consumption during the six months ended June 30, 2023. As of December 31, 2022, we had cash and cash equivalents of £258.3 million, including £12.4 million in assets held for sale. As of June 30, 2023, we had cash and cash equivalents of £194.6 million. We believe that our cash on hand, and available borrowing capacity under stocking loans and borrowings, will be adequate to meet our liquidity requirements for at least the twelve months following June 30, 2023.

The ongoing reviews of costs and the Five-Year-Plan are expected to continue to deliver reductions in our cash consumption so that we operate without the need to raise further external funding until the second half of 2024, although we may need or elect to seek to raise capital earlier.

Given the stage of evolution of our Company, there are certain inherent uncertainties in forecasting operating performance, including gross profit margin and cash flows. Our ability to satisfy our current liabilities and maintain daily liquidity is dependent on successful execution of our 2023 budget. Management has evaluated our forecasted cash burn rate by testing our 2023 budget in a range of scenarios. In a downside scenario, certain inherent uncertainties for forecasting operating performance, including gross profit margin, and the status of implementing the 2023 budget, combine to raise substantial doubt about our ability to continue as a going concern. See Note 2.7 to the audited consolidated financial statements included in the Annual Report and Note 2.1 to the unaudited condensed interim financial statements included in the Q2 Form 6-K.

As at December 31, 2022 we had loans and borrowings of £182.2 million, including stocking loans of £161.6 million and facilities for financing subscription vehicles of £15.0 million. As at June 30, 2023 we had loans and borrowings of £86.5 million, including stocking loans of £82.4 million and facilities for financing subscription vehicles of £0.8 million. Our business model relies on having a large inventory of cars available on our platform to present a broad offering to prospective customers. To fund the working capital required to maintain high levels of inventory we enter into stocking loan arrangements. Under a stocking loan arrangement, a bank will take the legal title of cars held in Cazoo’s stock and provide a loan relative to the value of the car. Our stocking loans do not contain financial or other restrictive covenants; however, one of the facilities has a feature where the loan-to-value (“LTV”) terms decrease from 80% to 50% incrementally over a period of eight weeks if our cash falls below £70 million. The loans charge a rate of interest at a base rate plus a margin. These facilities have no fixed end date but are subject to annual review. We have been notified that due to a change in global strategy, one of our stocking loan lenders, Santander, is ceasing to provide wholesale stocking loan facilities with effect from January 1, 2024. We believe that we currently have sufficient facilities across our other current providers to continue to finance all eligible units. If the level of these facilities is further reduced, we could choose to cash finance inventory in the short-term, or to reduce overall levels of inventory held. The Transactions will constitute a change of control for purposes of two of our stocking loan facilities with Lombard and Santander (the latter, as noted above, will be exiting its wholesale stocking loan facility business with effect from January 1, 2024). The lenders under these facilities will have the right to terminate their facilities as a result of the change of control, unless waived in the sole discretion of the lender. We have notified Lombard and Santander of the contemplated Transactions and are in discussions relating to receiving waivers in connection with the Transactions and the change of control provisions contained in the respective stocking loan agreements. In the event that Lombard elects to terminate its stocking loan facility as a result of the Transactions, we would need to cash finance inventory and/or reduce overall levels of inventory held in the short-term and seek to put in place alternative financing arrangements for the medium- and long-term.

As at December 31, 2022, the Convertible Notes and embedded derivative had a carrying amount of £349.0 million and as at June 30, 2023, the Convertible Notes and embedded derivative had a carrying amount of £355.4 million. The Convertible Notes bear regular interest at a rate of 2.00% per year. The Convertible Notes will mature on February 16, 2027, unless earlier redeemed, repurchased or converted in accordance with the terms of the Convertible Notes. The principal amount of the Convertible Notes does not accrete.

We do not believe we will need external capital until the second half of 2024. However, in response to the risks and uncertainties described above, we may need or elect to seek to secure additional outside capital sooner. While we have historically been successful in our ability to secure outside capital, we currently have no firm commitments from prospective sources of additional outside capital. We can provide no assurance that we will be able to secure outside capital in the future or that we will be able to do so on terms that are acceptable to us, or that market conditions will be favorable for capital raising transactions. Furthermore, we also plan to continue to closely monitor our cash flows and, if necessary, we may implement certain incremental cost savings to preserve our liquidity beyond those being implemented through the Revised Business Plans and our 2023 budget. While we currently expect we will be able to generate sufficient liquidity to fund our operations until the second half of 2024, we can provide no assurance we will successfully generate such liquidity, or if necessary, secure additional outside capital or achieve incremental cost savings. In addition, the terms of the New Notes will include a minimum liquidity covenant set at £50 million, tested quarterly.

Cash flows

The following table shows a summary of our audited consolidated cash flows for the years ended December 31, 2022 and 2021.

	Year ended December 31, 2022	Year ended December 31, 2021
	£’000	£’000
Net cash provided by/(used in):
Operating activities	(250,398)	(556,489)
Investing activities	(75,531)	(234,660)
Financing activities	380,328	741,026
Net increase/(decrease) in cash and cash equivalents	54,399	(50,123)

Cash flow movements include both continuing and discontinued operations.

Operating activities

Our primary sources of operating cash flows result from the sale of retail vehicles, wholesale vehicles and other services we provide to customers. Our primary uses of cash from operating activities are purchases of inventory, vehicle reconditioning costs, marketing costs and personnel-related expenses.

Net cash used in operating activities was £250.4 million for the year ended December 31, 2022 (£556.5 million for the year ended December 31, 2021).

The net cash used in operating activities during the year ended December 31, 2022 was primarily attributed to a net operating cash outflow of £374.8 million (outflow of £220.9 million for the year ended December 31, 2021), partially offset by a cash inflow from working capital movements of £121.8 million (outflow from working capital movements of £335.8 million for the year ended December 31, 2021).

Net operating cash flow represents the loss for the year of £703.9 million (loss for the year of £543.5 million for the year ended December 31, 2021), adjusted for non-cash items of £329.1 million (£322.6 million for the year ended December 31, 2021)

Non-cash items include depreciation, amortization and impairment of intangible assets, finance income, finance expense, share-based payment expense, fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements, tax credit, impairment loss on remeasurement of the disposal group, loss on sale of property, plant and equipment, loss on sale of discontinued operations, loss on sale and leaseback transactions and movement in provisions.

The cash inflow from working capital movements for the year ended December 31, 2022 was largely due to a reduction in inventory as we wound down our operations in Europe and improved stock turn in the UK, whereas the working capital outflow for the year ended December 31, 2021 was driven by investment in inventory and subscription vehicles. The remaining movement in working capital was due to movements in trade and other receivables, trade and other payables and subscription vehicles.

Investing activities

Net cash used in investing activities was £75.5 million for the year ended December 31, 2022 (£234.7 million for the year ended December 31, 2021).

The net cash used in investing activities during the year ended December 31, 2022 was primarily attributed to the acquisition of subsidiaries for £33.1 million net of the cash acquired, additions to property plant and equipment of £33.6 million, as well as additions to intangible assets of £18.1 million.

Financing activities

Net cash provided by financing activities was £380.3 million for the year ended December 31, 2022 (£741.0 million for the year ended December 31, 2021).

The net cash provided by financing activities during the year ended December 31, 2022 was primarily attributed to the net proceeds from the convertible notes. In addition, there were proceeds from stocking loans and subscription facilities. The net cash used in financing for the year ended December 31, 2022 was primarily attributed to lease payments and the repayment of stocking loans and mortgages.

The following table shows a summary of our unaudited condensed consolidated cash flows for the six months ended June 30, 2023 and June 30, 2022:

	Six months ended June 30, 2023	Six months ended June 30, 2022
	£’000	£’000
Net cash from/(used in):
Operating activities	45,277	(213,978)
Investing activities	15,691	(49,565)
Financing activities	(122,157)	465,007
Net (decrease)/increase in cash and cash equivalents	(61,189)	201,464

Cash flow movements include both continuing and discontinued operations.

Overall, there was a £61.2 million cash outflow during the period and cash and cash equivalents as at June 30, 2023 were £194.6 million.

Operating activities

Our primary sources of operating cash flows result from the sale of retail vehicles, wholesale vehicles and other services we provide to customers. Our primary uses of cash from operating activities are purchases of inventory, vehicle reconditioning costs, marketing costs and personnel-related expenses.

Net cash from operating activities was £45.3 million for the six months ended June 30, 2023 (£214.0 million outflow in for the six months ended June 30, 2022).

The net cash generated from operating activities during the six months ended June 30, 2023 was primarily attributed to a net cash inflow from working capital movements of £148.7 million (outflow from working capital movements of £36.8 million for the six months ended June 30, 2022) offset by operating cash outflow of £106.2 million (outflow of £177.8 million for the six months ended June 30, 2022).

Net operating cash flow represents the loss for the period of £150.4 million (loss for the period of £241.5 million for the six months ended June 30, 2022), adjusted for non-cash items of £44.2 million (£63.7 million for the six months ended June 30, 2022).

Non-cash items include depreciation, amortization and impairment of tangible and intangible assets, finance expense, finance income, share-based payment expense, fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements, tax credits, other fair value movements, movement in provisions and the gain/loss on property, plant and equipment, disposal of subsidiaries and leases.

The cash inflow from working capital movements for the six months ended June 30, 2023 was largely due to a reduction in inventory to reflect the lower volume plan compared to our growth last year. The remaining movement in working capital was due to movements in trade and other receivables, trade and other payables and subscription vehicles.

Investing activities

Net cash from investing activities was £15.7 million for the six months ended June 30, 2023 (£49.6 million outflow for the six months ended June 30, 2022), including £19.2 million from the sale of subsidiaries.

Within investing activities, spend on technology development and PPE has reduced, and we are divesting rather than acquiring subsidiaries.

Financing activities

Net cash used by financing activities was £122.2 million for the six months ended June 30, 2023 (inflow of £465.0 million for the six months ended June 30, 2022).

Financing activities are adverse to the same period last year when we derived the benefit of the Convertible Note issue and the growth in inventory which was partly financed by stocking loans. The negative movement in inventory financing in the period to June, 30 2023 somewhat offsets the working capital improvement noted within operating activities.

Contractual obligations and commitments

The table below presents a summary of our undiscounted contractual obligations and other commitments as of December 31, 2022 (in thousands):

	Total	< 1 Year	1 – 5 Years	> 5 Years
	£’000	£’000	£’000	£’000
Convertible Notes and embedded derivative	564,777	10,411	554,336	-
Stocking loans(1)	164,478	164,478	-	-
Subscription facilities	15,354	15,354	-	-
Secured asset financing	6,135	1,727	4,408	-
Bank loans	30	30	-	-
Lease liabilities	153,171	24,203	56,324	72,644
Trade payables	68,201	68,201	-	-
Total contractual obligations	972,146	284,404	615,098	72,644

(1)	The stocking loans generally become due at the earlier of a sale of our vehicle to a customer or 180 days from the inception of the individual loan.

The table below presents a summary of our undiscounted contractual obligations and other commitments as of June 30, 2023 (in thousands):

	Total	< 1 Year	1 – 5 Years	> 5 Years
	£’000	£’000	£’000	£’000
Convertible Notes and embedded derivative	536,697	9,985	526,712	-
Stocking loans(1)	84,480	84,480	-	-
Subscription facilities	772	772	-	-
Secured asset financing	3,760	1,151	2,609	-
Lease liabilities	124,775	14,460	47,599	62,716
Trade payables	55,190	55,190	-	-
Total contractual obligations	805,674	166,038	576,920	62,716

(1)	The stocking loans generally become due at the earlier of a sale of our vehicle to a customer or 180 days from the inception of the individual loan.

Off balance sheet arrangements

As of June 30, 2023, we did not have any off-balance sheet financing arrangements.

Critical accounting policies and estimates

Our financial statements are prepared in accordance with international accounting standards in conformity with the requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

While our significant accounting policies are described in more detail in Note 2 in our audited consolidated financial statements included in the Annual Report, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue recognition

The process of determining whether Cazoo acts as a principal or agent in certain transactions requires detailed analysis of the specific facts and circumstances of the transaction concerned. Management judgement is applied in the assessment of the transaction against the three indicators in IFRS 15:

●	Assessment of whether Cazoo is primarily responsible for fulfilling the promise to provide the specified good or service.

●	Assessment of whether Cazoo has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer.

●	Assessment of whether Cazoo has discretion in establishing the price for the specified good or service.

●	Revenue includes the fixed commission from the sale of a small number of vehicles where Cazoo acts as an agent.

Recognition of acquired intangibles on acquisition

The process of recognizing intangible assets acquired in an acquisition requires a judgement in assessing the intangibles that exist in the acquired business and assessing fair value. An intangible asset acquired as part of a business combination is recognized if it can be separately identified and it is a probable source of economic benefits.

The details of all assets and liabilities recognized upon acquisition is set out in Note 14 of the audited consolidated financial statements included in the Annual Report.

Capitalization of development time

Time spent by our employees, and external contractors under the direction of our employees, in software development is capitalized as an internally generated intangible asset when the requirements of IAS 38 and of Group policy are both met. Management judgement is applied in the assessment of the project against the development criteria of IAS 38.

Determination of cash-generating units (“CGUs”)

Judgement is applied in the determination of CGUs for impairment testing. Management have carefully considered the cash inflows of each group of assets and how they are monitored. As a result, management identified three CGUs (UK, Cazana, France and Germany) for the year ended December 31, 2022 based on the lowest level at which largely independent cash flows are generated. For the period ended June 30, 2023, the UK was the CGU. Management also considered secondary factors such as monitoring by management and how management makes decisions about continuing or disposing of assets and operations in helping to identify its CGUs. Further information on the three CGUs and impairment testing are disclosed in Note 16 of the audited consolidated financial statements included in the Annual Report.

Impairment of intangible assets and goodwill

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Company. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 16 of the audited consolidated financial statements included in the Annual Report.

Net realizable value of inventory

Vehicles held in inventory are stated at the lower of cost and net realizable value. The calculation of net realizable value requires an estimate of the expected selling price of each vehicle held in inventory. This estimate is made using a combination of our historical data and independent market data. Independent market data provides a view to recent market activity for vehicles with similar attributes to those held in stock. This, combined with our recent sales data, is used to estimate the expected selling prices of inventory.

Share-based payments

Estimating the fair value of equity-settled employee share options requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions with employees at the grant date, the Group uses a Monte-Carlo model for Executive director grants and a Black-Scholes model for the SAYE scheme. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 26 of the audited consolidated financial statements included in the Annual Report for further details of the options granted.

Convertible Notes and embedded derivative

The valuation of the Convertible Notes and embedded derivative requires the use of option pricing models or other valuation techniques. The fair value of the embedded derivative is determined using a Monte-Carlo simulation to model the conversion, redemption and repayment premium features. The key assumption used for estimating the fair value of the embedded derivative is the volatility and credit spread. Further details are disclosed in Note 24 of the audited consolidated financial statements included in the Annual Report.

Warrants

The valuation of our warrants requires the use of option pricing models or other valuation techniques. The fair value is determined using a Black-Scholes model for the private warrants. The key assumption used for estimating the fair value of the private warrants is the volatility. Further details are disclosed in Note 24 of the audited consolidated financial statements included in the Annual Report.

Leases — Estimating the incremental borrowing rate

We cannot readily determine the interest rate implicit in the lease, therefore, we use our incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that we would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what we ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. We estimate the IBR using observable inputs when available and are required to make certain entity-specific estimates.

New and amended standards and interpretations

Refer to Note 2 of our audited consolidated financial statements and Note 2 of our unaudited condensed consolidated interim financial statements, included in the Annual Report and the Q2 Form 6-K, respectively, for more information about recent accounting pronouncements, the timing of their adoption and Cazoo’s assessment, to the extent it has made one, of their potential impact on Cazoo’s financial condition and its results of operations and cash flows.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates. We do not hold or issue financial instruments for speculative or trading purposes.

Interest rate risk

Interest rate risk is the risk that changes in interest rates will affect our income and financial management. We are exposed to interest rate risk mainly through our stocking loans and subscription facilities where interest, in the six months ended June 30, 2023, was charged in reference to a base interest rate. However, our exposure to interest rate risk is mitigated since we were in a net cash position at June 30, 2023 and June 30, 2022, and therefore able to reduce exposure through repayment of the facilities. We do not hedge against interest rate risk.

The following tables demonstrate the sensitivity to a reasonably possible change in interest rates on our stocking loans and subscription facilities during the year ended December 31, 2022 and the six months ended June 30, 2023. With other variables held constant, our profit before tax is affected through the impact on floating rate borrowings, as follows:

	Change in basis points	Effect on profit before tax
		£’000
Year ended December 31, 2022	+100	(2,350)
	-100	1,754
Year ended December 31, 2021	+100	(1,393)
	-100	95

	Change in basis points	Effect on profit before tax
		£’000
Six months ended June 30, 2023	+100	(664)
	-100	664
Six months ended June 30, 2022	+100	(1,141)
	-100	716

Foreign currency risk

We have foreign currency risks related to certain expenses in US dollars, including the interest payments on our Convertible Notes. We do not currently hedge against currency risk through the use of financial instruments such as foreign currency swaps. However, we may look to do this in the future as appropriate. We previously had foreign currency risks related to our trading in mainland Europe which is now largely wound down.

The following tables demonstrate the sensitivity to a reasonably possible change in EUR/GBP and USD/GBP exchange rate, with all other variables held constant. The impact on our profit before tax is due to changes in the fair value of monetary assets and liabilities. Our exposure to foreign currency changes for all other currencies is not material.

	Increase/ decrease in EUR rate	Effect on profit before tax	Effect on pre-tax equity
		£’000	£’000
Year ended December 31, 2022	+5%	(8,613)	(6,516)
	-5%	8,613	6,516
Year ended December 31, 2021	+5%	(1,336)	(1,170)
	-5%	1,336	1,170

	Increase/ decrease in USD rate	Effect on profit before tax	Effect on pre-tax equity
		£’000	£’000
Six months ended June 30, 2023	+5%	(17,552)	(17,552)
	-5%	17,552	17,552
Six months ended June 30, 2022	+5%	(17,814)	(17,814)
	-5%	17,814	17,814

DESCRIPTION OF THE TRANSACTIONS AND THE TRANSACTION AGREEMENTS

Overview

On September 20, 2023, the Company and certain of its subsidiaries (the “Company Parties”) entered into the transaction support agreement (together with all exhibits, annexes and schedules thereto, the “Transaction Support Agreement”) with (i) Viking Global Investors LP, on behalf of certain funds, accounts and entities (“Viking”), (ii) certain funds, accounts and entities managed or advised by Farallon Capital Management, L.L.C. (“Farallon”), (iii) certain other holders of the Company’s 2.00% Convertible Senior Notes due 2027 (the “Convertible Notes”) (Viking, Farallon and such other holders, collectively, the “Consenting Noteholders”), (iv) Alex Chesterman, our founder and Executive Chairman, and (v) Daniel Och, one of our directors (together with Alex Chesterman, the “Consenting Equityholders” and, together with the Consenting Noteholders, the “Consenting Stakeholders” and, together with the Company and its subsidiaries party to the agreement, the “Transaction Support Parties”). On the date of entry into the Transaction Support Agreement, the Consenting Noteholders owned more than 75% of the Convertible Notes and the Consenting Equityholders owned more than 25% of the Class A ordinary shares.

As part of the Transactions, and subject to Shareholder Approval, the Company will conduct an exchange offer in which it will offer the holders of $630 million principal amount of the Company’s Convertible Notes, in exchange for the Convertible Notes, (1) $200 million principal amount of newly issued senior secured notes due 2027 (the “New Notes”) and (2) newly issued Class A ordinary shares such that immediately following the Closing Date, the holders of the Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares (the “New Shares”) (such exchange for the Convertible Notes, the “Exchange Offer”). The Company agreed to register the Class A ordinary shares to be issued to the holders of the Convertible Notes on a registration statement on Form F-3 for resale.

In addition, the Existing Shareholders, including the Consenting Equityholders, will retain in aggregate 8% of the outstanding Class A ordinary shares immediately following the Closing Date and will receive three tranches of New Warrants which provide the opportunity to acquire further Class A ordinary shares in the future depending upon the achievement of equity value hurdles of $525 million, $1.025 billion and $1.5 billion. The New Warrants and the Class A ordinary shares issuable upon exercise of the New Warrants are being registered on the Form F-1 prior to consummation of the Transactions.

As part of the Transactions, the Company agreed to seek the Shareholder Approval, including approval of the Exchange Offer and the issuance of the New Warrants. The Company will require the approval of at least 66 2/3% of the voting power of the Company’s shareholders present or represented by proxy at the Company’s extraordinary general meeting (provided that the requisite quorum is present) to consummate the Transactions.

The Transactions and actions proposed by the Transaction Support Agreement will deleverage the Company’s capital structure and are expected to improve the Company’s financial flexibility. Consummation of the Transaction is subject to various conditions discussed below, including shareholder approval. The Company expects the Transactions to close in the fourth quarter of 2023.

Background of the Transactions

On February 16, 2022, the Company issued $630.0 million in aggregate principal amount of its Convertible Notes. The Convertible Notes are not secured and do not benefit from guarantees by the Company’s subsidiaries. The Convertible Notes bear regular interest at a rate of 2% per year, payable quarterly, and mature on February 16, 2027. The Convertible Notes became convertible at the option of the holders after November 6, 2022 at an initial conversion rate of 200 Class A ordinary shares per $1,000 principal amount of Convertible Notes, equivalent to an initial conversion price of $5.00 per share (which amount was proportionately adjusted to $100.00 per share as a result of the reverse stock split implemented by Cazoo in February 2023). Holders can require the Company to repurchase for cash all or any portion of their Convertible Notes at 100% of their principal amount, plus accrued interest, upon the occurrence of a Fundamental Change (as defined in the 2022 Indenture, which includes a delisting of the Company’s Class A ordinary shares). The Convertible Notes are not redeemable prior to February 16, 2025, and after February 16, 2025 can only be redeemed by the Company if the trading price of the Class A ordinary shares is at least 150% of the conversion price. If the Convertible Notes have not been converted, repurchased or redeemed at or prior to February 16, 2027, holders of the Convertible Notes will also be entitled to payment of a premium at maturity of the Convertible Notes, equal to 50% of the principal amount of the Convertible Notes. The premium is payable in cash, Class A ordinary shares, or a combination of cash and shares at the option of the Company. The Convertible Notes were issued pursuant to the 2022 Indenture.

The Convertible Notes were issued pursuant to a Purchase Agreement, dated as of February 9, 2022, between the Company and the purchasers of the Convertible Notes. In connection with the sale of the Convertible Notes, and in accordance with the Purchase Agreement, the purchasers of the Convertible Notes agreed that they would not transfer the Convertible Notes, or shares issuable upon conversion, until November 6, 2022. This lockup agreement was later extended to September 30, 2023.

The purchasers of the Convertible Notes included, among others, (1) affiliates of Viking Global Investors LP (collectively, “Viking”), which purchased $300 million of the Convertible Notes, (2) affiliates of Farallon Capital Management, L.L.C. (“Farallon”), which purchased $100 million of the Convertible Notes, (3) affiliates of Inherent Group LP (“Inherent”), which purchased $50 million of the Convertible Notes, (4) affiliates of Mubadala Investment Co. PJSC, which purchased $50 million of Convertible Notes, (5) D1 Capital Partners, L.P., which purchased $30 million of the Convertible Notes, and (6) affiliates of Daniel Och, a director of the Company, which purchased $15 million of the Convertible Notes.

During 2022 and early 2023 the Company evaluated a number of different strategic alternatives. Over time it became apparent to the Company that the high amount of debt outstanding was becoming an impediment to the Company’s ability to raise capital as planned in 2024 and to negotiate and consummate strategic options, including a sale or merger of the Company. The high amount of debt outstanding also posed a refinancing risk to the Company because if the Convertible Notes were left outstanding to maturity the Company would need to repay $945 million after giving effect to the 50% premium that would be due at maturity. The existence of the Convertible Notes also posed a risk to the Company’s ability to continue as a going concern.

On March 17, 2023, Viking, Farallon and Inherent, who owned $450 million out of the $630 million of Convertible Notes, or 71%, entered into a Cooperation Agreement (the “Cooperation Agreement”). The stated purpose of the Cooperation Agreement was to engage with the Company in discussions regarding a potential financing, recapitalization, asset or equity sale, reorganization, and/or restructuring transaction or series of such transactions or alternative extraordinary transactions involving the Company (in each case, effecting a permanent change to the existing capital structure of the Company) (any such transaction, a “Transaction”). The parties to the Cooperation Agreement agreed, among other things, (i) to use commercially reasonable efforts to cooperate in good faith with each other to engage in such discussions and negotiations with the Company regarding a Transaction, and (ii) to not directly or indirectly sell, loan, assign, transfer, hypothecate, tender or otherwise dispose of (including by participation), in whole or in part, its right, title or interest in any Convertible Notes, or grant any proxies, deposit any of its Convertible Notes into a voting trust, or enter into a voting agreement with respect to any such Convertible Notes, each without the prior written consent of the other parties. Each party further agreed that it would not support, either directly or indirectly, consent to, or otherwise vote in favor of, any Transaction that is not supported by the parties holding a majority of the Convertible Notes held by all parties. However, nothing in the Cooperation Agreement obligates any of the parties to consent to, or otherwise vote in favor of, any Transaction. The Cooperation Agreement by its terms was scheduled to automatically terminate upon the earlier to occur of (i) June 30, 2023 and (ii) the consummation of a Transaction to which all the parties were bound.

On April 25, 2023, affiliates of D1 Capital Partners L.P. and Mubadala Investment Co. PJSC, who collectively owned an additional $80 million of Convertible Notes, signed a joinder agreement and became parties to the Cooperation Agreement. On June 15, 2023, the parties to the Cooperation Agreement extended the agreement from June 30, 2023 to September 30, 2023.

Between May 2023 and September 2023, the Company engaged in negotiations with Viking and Farallon, who own a majority of the Convertible Notes, with respect to a potential restructuring of the Company’s capital structure. During these negotiations, the Company was advised by Goldman Sachs International and Viking and Farallon were advised by PJT Partners. The Company’s legal advisor was Freshfields Bruckhaus Deringer US LLP and Viking and Farallon’s legal advisor was Weil Gotshal & Manges LLP. The parties exchanged a number of proposals, multiple drafts of a term sheet, and multiple drafts of a transaction support agreement.

Key topics of negotiation between May 2023 and September 2023 included the following terms, among others:

●	The amount of indebtedness which the Company would issue to the holders of Convertible Notes, with the Company seeking to reduce the amount of outstanding indebtedness as much as possible;

●	The percentage of outstanding Class A ordinary shares which the holders of Convertible Notes would own after giving effect to the Transactions;

●	The interest rate on the New Notes to be issued, including the amount of interest which could be paid in kind;

●	With respect to the outstanding Class A ordinary shares which the holders of Convertible Notes would not own, the amount of such shares that would be issued to the existing equityholders as compared to the amount that would be allocated toward a new management incentive plan;

●	The extent to which the Transactions would require shareholder approval and the threshold of approval that would be needed in order for the Transactions to be consummated;

●	The future equity valuation targets which would need to be reached in order for the three tranches of warrants for existing equityholders to become exercisable;

●	The size and composition of the new board of directors after giving effect to the Transactions;

●	The extent to which the Company would be required to remain listed on the NYSE, Nasdaq or another major exchange for a specific period of time after the closing of the Transactions;

●	The nature and parameters of the liquidity covenant to be included in the indenture governing the New Notes;

●	The nature and parameters of the liquidity covenant to apply to the Company between the date of signing the Transaction Support Agreement and the closing of the Transactions;

●	The extent and duration of restrictions on transfer of Class A ordinary shares held by Consenting Equityholders;

●	The timing of the transaction and the Outside Date for completing the Transactions;

●	The appropriate threshold vote necessary for shareholder approval of the Transactions;

●	Minority rights for Existing Shareholders, including tag along rights and preemptive rights; and

●	The minimum amount of Convertible Notes whose holders would be necessary to sign the Transaction Support Agreement.

The parties ultimately reached a general agreement on the parameters of the Transactions. The Transaction Support Agreement was finalized on September 15, 2023. On September 16, 2023, the Board approved the Transaction Support Agreement and Term Sheet. On September 20, 2023, the Transaction Support Agreement was executed by the Transaction Support Parties. The Company promptly issued a press release announcing the Transactions and filed a Form 6-K with a summary of the Transactions.

Cazoo’s Board of Directors Reasons for Approval of the Transactions

In evaluating the proposed Transactions, the Board consulted with management and our financial, accounting, tax and legal advisors. In reaching its unanimous resolution (i) that the Transactions are advisable and in the best interests of Cazoo and its shareholders and (ii) to recommend that the shareholders approve the Transactions, the Board considered a range of factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Transactions, the Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision.

The Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Cazoo’s reasons for supporting the Transactions and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Note Regarding Forward-Looking Statements.”

The Board considered a number of factors pertaining to the Transactions as generally supporting its decision to approve the Transactions and related matters contemplated thereby, including, but not limited to, the following material factors (which are presented in no particular order and which were not ranked in any manner by the Board):

●	Improvement to our Capital Structure; Reduce Refinancing Risk. Cazoo currently has a debt quantum that is disproportionately high compared to its equity value. Today’s capital structure includes $630 million principal amount of Convertible Notes outstanding with a conversion option into ordinary shares at $100 per share. If the Convertible Notes remain unconverted (which is highly likely, given the current share price), the 2022 Indenture provides that the Convertible Notes will be repayable at maturity in February 2027 if certain events do not occur prior to such time, such as a change of control. The 2022 Indenture also contains a provision providing for a 50% premium if the Convertible Notes remain outstanding at maturity, which would increase the amount due at maturity from $630 million to $945 million.

Absent significant capital raising or other strategic transactions as discussed below, the Company will not have sufficient cash to repay amounts due under the Convertible Notes at maturity in February 2027 ($630 million, or $945 million including the 50% premium). We had £195 million of cash and cash equivalents and approximately £35 million of self-financed inventory at June 30, 2023. We successfully executed the business restructuring changes we had targeted in the Revised 2023 Plan, which are resulting in sustained improvement in Retail GPU, on-target fixed and variable cost reduction and improved Adjusted EBITDA and net cash flow from operating activities as reported for the six months ended June 30, 2023. However, our business model is still loss-making at the current level of unit sales, and we would need to scale our operations significantly to reach cash breakeven. Without raising further funds to allow us to return to growth, which includes significant investment in inventory, we will not be able to deliver our goal of achieving profitability and positive cash flow from operating activities. However, even if we raise additional funds to execute our Five-Year Plan, we would not generate adequate levels of cash in 2027 in order to repay $630 million (or $945 million including the 50% premium) in principal amount of the Convertible Notes at maturity.

●	Ability to Raise Capital. The Convertible Notes severely constrain the ability of Cazoo to obtain additional capital to return to growth. Cazoo’s business plan assumes continued growth in retail units sold, with a corresponding growth in inventory to support such sales, but in order to achieve these volumes of retail units sold, Cazoo will need to raise additional capital in 2024 to support its ongoing cash requirements. Reducing the outstanding debt quantum will better position Cazoo to raise capital, depending on market conditions. Moreover, without reducing the outstanding debt quantum, Cazoo faces the inability to refinance or raise sufficient capital to repay the Convertible Notes at maturity in February 2027. Exchanging the Convertible Notes for the New Notes and New Shares significantly reduces the principal amount to be refinanced at maturity from $945 million to $200 million.

●	Ability to Engage in Strategic Initiatives. In the past, our strategy has been to grow organically and to opportunistically review acquisitions where they meet our strategic goals. Since the winddown of operations in mainland Europe and focus on the UK, the Convertible Notes have severely constrained the ability of Cazoo to pursue meaningful strategic options in the UK, representing a significant impediment to our growth in the UK and our ability to leverage the benefits of an increase in scale. Therefore, the Board believes that reducing the debt quantum to a more modest level will improve Cazoo’s ability to unlock the opportunity for potential strategic initiatives. While the proposed Transactions dilute our shareholders, the Board believes it will create potential value for our shareholders compared to what would be the result of the status quo remaining unchanged (i.e., Cazoo continuing to utilize cash in the business without the ability to grow its platform). We are not currently engaged in any active discussions for strategic initiatives because our current capital structure effectively precludes us from pursuing such initiatives.

●	Opportunity for Existing Shareholders to Participate in Cazoo’s Potential Growth. Under the terms of the Transactions, the Existing Shareholders, including the Consenting Equityholders, will retain 8% of the post-Transaction Class A ordinary shares and will receive three tranches of New Warrants exercisable in the future for additional Class A ordinary shares of Cazoo outstanding upon the achievement of certain equity valuation hurdles, which are outlined below.

The Board believes that the Transactions offer the Existing Shareholders the best value reasonably obtainable from their investment in Cazoo, as the revised capital structure is expected to provide Cazoo with a platform to execute on its business strategy to achieve greater market share in the UK and to avail itself of possible strategic options, all of which could benefit the Existing Shareholders.

The New Warrants also provide potential upside value for Existing Shareholders. The New Tranche 1 Warrants will represent 8% of our outstanding Class A ordinary shares as of the Closing Date (after giving effect to the Exchange Offer) plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants. The New Tranche 2 Warrants will represent 8% of our outstanding Class A ordinary shares as of the Closing Date (after giving effect to the Exchange Offer) plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants. The New Tranche 3 Warrants will represent 8% of our outstanding Class A ordinary shares as of the Closing Date (after giving effect to the Exchange Offer) plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and New Tranche 3 Warrants. The New Warrants will become exercisable (i) in the case of the New Tranche 1 Warrants, if the Company’s equity value reaches $525 million, (ii) in the case of the New Tranche 2 Warrants, if the Company’s equity value reaches $1.025 billion and (iii) in the case of the New Tranche 3 Warrants, if the Company’s equity value reaches $1.5 billion. The initial exercise price for the New Tranche 1 Warrants will be based on a formula that divides $525 million by the total Class A ordinary shares outstanding as of the Closing Date plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants. The initial exercise price for the New Tranche 2 Warrants will be based on a formula that divides $1.025 billion by the total Class A ordinary shares outstanding as of the Closing Date plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants. The initial exercise price for the New Tranche 3 Warrants will be based on a formula that divides $1.5 billion by the total Class A ordinary shares outstanding as of the Closing Date plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants. To the extent that (x) any of the New Tranche 1 Warrants have not been exercised at the time, if ever, when the second tranche equity value hurdle is reached, and (y) any of the New Tranche 1 Warrants and New Tranche 2 Warrants have not been exercised at the time, if ever, when the third tranche equity value hurdle is reached, the exercise price per share of the New Tranche 1 Warrants or New Tranche 2 Warrants, as applicable, will be reduced and the number of underlying Class A ordinary shares issuable upon exercise of the New Tranche 1 Warrants or New Tranche 2 Warrants, as applicable, will be increased to mitigate the dilutive effect of the next tranche of New Warrants becoming exercisable. The New Warrants will expire five years after issuance.

●	Ability to Grow Shareholder Base. We believe that removing the large debt overhang from our capital structure will enable us to grow our shareholder base. We believe that institutional investors will be more likely to consider investing in our securities once such debt overhang and our refinancing risk have been reduced.

●	Reduce Delisting Risk. As of June 30, 2023, we had indebtedness outstanding with a carrying amount of £441.9 million, which included £82.4 million related to stocking loans, £0.8 million related to facilities for financing subscription vehicles, secured asset financing of £3.4 million and £355.4 million related to the Convertible Notes and embedded derivative. Post-Transactions, our aggregate liabilities will be reduced upon cancellation of the Convertible Notes, thereby increasing Total Equity to £114 million on a pro forma basis as of June 30, 2023. In addition to this immediate increase in Total Equity, the Company’s reduced level of indebtedness post-Transactions is expected to improve its capacity to raise equity capital going forward, which will be necessary to maintain compliance with the NYSE’s continued listing standards regarding maintaining a market capitalization of at least $50 million and Total Equity of at least $50 million.

●	Ability to Continue as a Going Concern. As reported in our public filings, our management has determined that there is substantial doubt about our ability to continue as a going concern, due to the risk that we may not have had sufficient cash and liquid assets at June 30, 2023 to cover our operating and capital requirements for the period through August 31, 2024; and if sufficient cash cannot be obtained, we would have to substantially alter, or possibly even discontinue, operations. This going concern status will be better addressed through the consummation of the Transactions as it improves the probability of being able to raise new financing given the improved capital structure.

●	Ability to Achieve Business Plan. In coming to its conclusion to recommend the Transactions to the Existing Shareholders, the Board reviewed management’s internal Five-Year Plan. Such business plan reflects numerous estimates and assumptions, including that over the next five years Cazoo’s revenues will increase as (i) the number of retail units sold increases, (ii) revenue from ancillary products increases and (iii) Cazoo continues to invest in infrastructure while also leveraging third party capabilities. The ability to achieve such increased revenues, however, assumes that Cazoo is able to raise additional capital during 2024 in order to scale significantly its operations in line with the Five-Year Plan. Such financing would be subject to market conditions, might contain onerous terms and restrictive covenants and, even if raised, would not enable Cazoo to repay the Convertible Notes at maturity in February 2027. The business plan is also subject to a number of other assumptions regarding improved operating efficiencies expected to be achieved over the five-year period. Approval of the Transactions, by significantly reducing the quantum of indebtedness, while still enabling us to preserve our meaningful cash balance, would make it more likely that Cazoo could achieve management’s internal Five-Year Plan as compared to the status quo, although Cazoo will continue to need to raise capital which is subject to the uncertainties described above. Notwithstanding the foregoing, there is no guarantee the Five-Year Plan can be executed either in whole or in part, or that it would produce the results currently contemplated by management.

The Board also considered a variety of uncertainties and risks and other potentially negative factors regarding the Transactions, including but not limited to the following:

●	Benefits Not Achieved. The risk that the potential benefits of the Transactions may not be fully achieved or may not be achieved within a reasonable timeframe so as to permit Cazoo to achieve the potential benefits of the Transactions.

●	Post-Transactions Debt Capital Structure. Post-Transactions, Cazoo will still have outstanding indebtedness under the New Notes of a $200 million principal amount payable in February 2027. The New Notes will be secured by certain of the assets of the Company, subject to customary exceptions, and will contain covenants restricting the ability of the Company to engage in certain transactions. A failure to comply with the covenants contained in the New Notes Indenture could allow the holders of the New Notes to accelerate the maturity of the New Notes, and a failure to pay the New Notes at maturity or upon acceleration would entitle the holders of the New Notes to foreclose on certain of the assets of the Company and its subsidiaries which constitute collateral. The terms of the New Notes could also restrict Cazoo’s ability to pursue certain strategic options.

●	Post-Transactions Equity Capital Structure. Post-Transactions, the Existing Shareholders who currently own 100% of the outstanding ordinary shares of Cazoo will own 8% of the then outstanding ordinary shares with the potential to acquire additional Class A ordinary shares if certain equity value hurdles are achieved pursuant to the terms of the New Warrants. There is a risk that the equity value hurdles for the New Warrants may not be achieved, and therefore the New Warrants may never be exercisable. Also, the New Warrants will not be listed on any securities exchange and a trading market may not develop for the New Warrants. The New Warrants are also subject to dilution if Cazoo issues additional equity securities or securities that are convertible into or exercisable or exchangeable for equity securities.

●	Ability to Raise Capital. Despite Cazoo’s improved debt profile post-Transactions, it may still be challenging to raise the capital necessary during 2024 to fund the Five-Year Plan, whether due to Cazoo’s circumstances at that time, general economic conditions or some combination thereof. Following the consummation of the Transactions, Cazoo will have $200 million principal amount of indebtedness outstanding under the New Notes which is payable in February 2027. Even if we raise additional funds to execute our return to growth under the Five-Year Plan, we will not generate adequate levels of cash by 2027 in order to repay the principal amount of $200 million of New Notes and would seek to refinance the New Notes instead, depending on market conditions. Such refinancing would be subject to market conditions and might contain onerous terms and restrictive covenants.

●	Listing. Under the terms of the Transactions, Cazoo will only be required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for Class A ordinary shares for a period of at least six months following execution of the Transaction Support Agreement (and in no event less than three months following the Closing Date; provided that this period will be automatically extended in order to ensure that individuals subject to our insider trading policies and applicable securities laws have at least 30 trading days during which they can trade in Class A ordinary shares in compliance with such). Accordingly, there is no assurance that the New Board will maintain a listing of the Class A ordinary shares or that the Company will remain an SEC registrant, and therefore shareholders may not be able to trade the Class A ordinary shares, including any Class A ordinary shares issuable upon exercise of the New Warrants, and the Class A ordinary shares and New Warrants may lose most or all of their value.

●	Post-Transactions Governance. Post-Transactions, the Board will form a New Board consisting of seven members, six of whom will be chosen by the holders of the Convertible Notes and one will be chosen by the Board. The New Board may take actions with which you disagree.

●	Post-Transactions Business Plan. The Consenting Noteholders have not informed the Board or management of their plans with respect to the operation of the business of Cazoo following the consummation of the Transactions. Accordingly, Cazoo’s business plan following the consummation of the Transactions may be different than its current business plan, and the business could be changed significantly following the consummation of the Transactions. Any such changes to the business plan or the business may not be in the best interests of the Existing Shareholders who would only own 8% of the Class A ordinary shares and might be in the interests of the holders of the New Notes who would own 92% of the Class A ordinary shares immediately following the Closing Date.

●	Shareholder Vote. There is a risk that our shareholders may fail to provide the votes necessary to effect the Transactions. As described elsewhere herein, the Company will require approval of at least 66 2/3% of the voting power of the Company’s shareholders present or represented by proxy at the Company’s extraordinary general meeting (provided that the requisite quorum is present) in order to approve the Transactions. There is no assurance that the Company will be able to obtain this level of shareholder support for the Transactions.

●	Effects of the Announcement of the Transactions. The public announcement of the Transactions may have a negative impact on our share price, harm our ability to retain key employees, impair our relationship with counterparties and lead to potential litigation.

●	Closing Conditions. Completion of the Transactions is conditioned on the satisfaction of certain closing conditions, many of which are outside of our control. There is no assurance that any or all of these conditions will be satisfied or that a party will be willing to waive any unsatisfied closing conditions.

●	Other Risks. Various other risks associated with Cazoo’s business are described in the section titled “Risk Factors” appearing elsewhere, including risks related to the ability of Cazoo to achieve greater market share in the UK market.

The Board concluded that the potential benefits that it expects Cazoo and its shareholders to realize as a result of the Transactions outweighed the potentially negative factors associated with the Transactions. Accordingly, the Board unanimously determined that the Transactions and the matters contemplated by the Transaction Support Agreement were advisable and in the best interests of Cazoo and its shareholders.

The Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Transactions. The Board believes that, based upon the financial skills and background of its directors, it was qualified to conclude that the Transactions are fair from a financial perspective to our shareholders.

Transaction Support Agreement

The following description of the Transaction Support Agreement is not complete and is qualified in its entirety by reference to the Transaction Support Agreement, a copy of which is attached as an exhibit to the Form F-1.

On September 20, 2023, the Transaction Support Agreement was executed by the Company and certain of its subsidiaries, the Consenting Noteholders and the Consenting Equityholders. The Consenting Noteholders owned more than 75% of the Convertible Notes and the Consenting Equityholders owned more than 25% of the outstanding Class A ordinary shares. Pursuant to the Transaction Support Agreement, among other things and subject to the terms and conditions set forth therein, the Transaction Support Parties have agreed to the terms of the Transactions described therein.

Exchange Offer

The Company has agreed, subject to approval by our shareholders, to conduct the Exchange Offer in which it will offer the holders of $630 million principal amount of the Company’s Convertible Notes, in exchange for the Convertible Notes, (1) $200 million principal amount of New Notes and (2) New Shares such that immediately following the Closing Date, the holders of the Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares. The Company also agreed to register the New Shares with the SEC for resale.

The New Notes and the New Shares will be offered for exchange only (1) to “qualified institutional buyers” as defined in Rule 144A under the Securities Act, or institutional “accredited investors” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act) and (2) outside the United States, to persons other than “U.S. persons” as defined in Rule 902 under the Securities Act in compliance with Regulation S under the Securities Act.

If either (1) on the 45th day (or any subsequent date that may be set in accordance with the Transaction Support Agreement and the Exchange Offer) after the effective day of the Transaction Support Agreement, the Consenting Noteholders own or control in excess of 75% but less than 100% of the aggregate outstanding principal amount of the Convertible Notes or (2) 20 business days have passed after the Consenting Noteholders and the Company receive written confirmation from any Convertible Noteholder that such Convertible Noteholder will not participate in an out-of-court consensual transaction (either event, a “Scheme Transaction Trigger Event”), the Company will then issue the New Notes and the New Shares through an English restructuring plan or an English scheme of arrangement rather than through the Exchange Offer (a “Scheme Transaction”).

Prior to the first interest payment date, the New Notes shall be listed and admitted to trading on the Official List of The International Stock Exchange and/or another recognized stock exchange (within the meaning of Section 1005 of the Income Tax Act of 2007 of the United Kingdom (“ITA”) for the purposes of section 987 of the ITA) acceptable to the Steering Committee and the Company and, following such listing, the Company shall maintain the listing of the New Notes on that exchange.

New Warrants

The Company has agreed to issue three tranches of New Warrants to the Existing Shareholders based on the aggregate amount of Class A ordinary shares held by each such shareholder. The Company also agreed to register the issuance of the New Warrants and the Class A ordinary shares issuable upon exercise of the New Warrants on the Form F-1.

The first tranche of the New Warrants will represent the right to acquire (in the aggregate) newly issued Class A ordinary shares representing 8% of the number of shares equal to the sum of (i) the number of Class A ordinary shares outstanding on the Closing Date (after giving effect to the Exchange Offer) plus (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants. The New Tranche 1 Warrants will become exercisable if the Company’s equity value reaches $525 million. The initial exercise price for the New Tranche 1 Warrants will be based on a formula that divides $525 million by the total Class A ordinary shares outstanding as of the Closing Date plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants. If the Company’s equity value reaches $1.025 billion or $1.5 billion, to the extent the New Tranche 1 Warrants have not yet been exercised, the number of Class A ordinary shares issuable upon exercise of the New Tranche 1 Warrants will increase and the exercise price will decrease. The New Tranche 1 Warrants will permit cashless exercise at any time such New Tranche 1 Warrants are exercisable and will expire five years after issuance.

The second tranche of the New Warrants will represent the right to acquire (in the aggregate) newly issued Class A ordinary shares representing 8% of the number of shares equal to the sum of (i) the number of Class A ordinary shares outstanding on the Closing Date (after giving effect to the Exchange Offer) plus (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants. The New Tranche 2 Warrants will become exercisable if the Company’s equity value reaches $1.025 billion. The initial exercise price for the New Tranche 2 Warrants will be based on a formula that divides $1.025 billion by the total Class A ordinary shares outstanding as of the Closing Date plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants. If the Company’s equity value reaches or exceeds $1.5 billion, to the extent the New Tranche 2 Warrants have not yet been exercised, the number of Class A ordinary shares issuable upon exercise of the New Tranche 2 Warrants will increase and the exercise price will decrease. The New Tranche 2 Warrants will permit cashless exercise at any time such New Tranche 2 Warrants are exercisable and will expire five years after issuance.

The third tranche of the New Warrants will represent the right to acquire (in the aggregate) newly issued Class A ordinary shares representing 8% of the number of shares equal to the sum of (i) the number of Class A ordinary shares outstanding on the Closing Date (after giving effect to the Exchange Offer) plus (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants. The New Tranche 3 Warrants will become exercisable if the Company’s equity value reaches or exceeds $1.5 billion. The initial exercise price for the New Tranche 3 Warrants will be based on a formula that divides $1.5 billion by the total Class A ordinary shares outstanding as of the Closing Date plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants. The New Tranche 3 Warrants will permit cashless exercise at any time such New Tranche 3 Warrants are exercisable and will expire five years after issuance.

New Board

The Company agreed to replace the current board of directors of the Company with a new board of directors consisting of seven members, six of whom will be chosen by the Consenting Noteholders and one of whom will be chosen by the Company’s current board of directors.

English Restructuring Plan or English Scheme of Arrangement

If either (1) on the 45th day (or any subsequent date that may be set in accordance with the Transaction Support Agreement and the Exchange Offer) after the effective day of the Transaction Support Agreement, the Consenting Noteholders own or control in excess of 75% but less than 100% of the aggregate outstanding principal amount of the Convertible Notes or (2) 20 business days have passed after the Consenting Noteholders and the Company receive written confirmation from any Convertible Noteholder that such Convertible Noteholder will not participate in an out-of-court consensual transaction (either event, a “Scheme Transaction Trigger Event”), the Company will then issue the New Notes and the New Shares through an English restructuring plan or an English scheme of arrangement rather than through the Exchange Offer (a “Scheme Transaction”).

Reverse Stock Split and Increase in Share Capital

Prior to completion of the Transactions and subject to receiving the Shareholder Approval, the Company plans to effect the Reverse Stock Split and the Share Increase.

Representations and Warranties

The Transaction Support Agreement contains customary representations and warranties by the Transaction Support Parties as of the date of the Transaction Support Agreement. The representations and warranties survive the closing of the Transactions. The assertions embodied in these representations and warranties were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Transaction Support Agreement were made as of a specified date, in some cases are modified or qualified by information contained in schedules to the Transaction Support Agreement prepared in connection with the execution and delivery of the Transaction Support Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Transaction Support Agreement are not necessarily characterizations of the actual state of facts about the Company or the Consenting Stakeholders at the time they were made or otherwise and should only be read in conjunction with the other information that the Company makes publicly available in reports, statements and other documents filed with the SEC.

Covenants

The Consenting Stakeholders and the Company have agreed in the Transaction Support Agreement to use their commercially reasonable efforts to support the Transactions, to act in good faith and to take any and all actions or steps reasonably necessary to consummate the Transactions in a manner consistent with the Transaction Support Agreement, as promptly as possible. The Consenting Stakeholders also agreed to use their commercially reasonable efforts to not solicit, initiate or encourage the submission of any proposal or offer from any person relating to any alternative transaction or participate in any discussions or negotiations regarding such, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do any of the foregoing.

In addition, the Company has agreed in the Transaction Support Agreement to use commercially reasonable efforts to (among other customary covenants):

●	notify the Steering Committee of the receipt of an unsolicited bona fide proposal or expression of interest in undertaking an alternative transaction within 24 hours of the receipt of such expression of interest;

●	except as expressly authorized by the Transaction Support Agreement, not solicit, initiate or encourage the submission of any proposal or offer from any person relating to an alternative transaction, other than in accordance with the fiduciary out;

●	upon signing the Transaction Support Agreement, pay or reimburse the fees and expenses of counsel to the Consenting Noteholders and the monthly fees of the financial advisor to the Consenting Noteholders, in each case, through the date of the Transaction Support Agreement, and no later than the Closing Date, pay or reimburse any remaining unpaid fees and expenses of the legal and financial advisors to the Consenting Noteholders;

●	every other week until termination of the Transaction Support Agreement or the closing of the Transaction, deliver to the Steering Committee cash flow reporting (prepared in the ordinary course of business) for the prior two weeks;

●	maintain, at all times until termination of the Transaction Support Agreement or the closing of the Transaction, cash and cash-financed retail inventory together totaling at least £170 million in value, which such amount shall be decreased by (x) any fees and expenses incurred in connection with the Transactions and paid or reimbursed by the Company as of the date of any calculation and (y) £10 million on October 1, 2023 and £10 million on the first day of each succeeding calendar month; provided that any sale leaseback proceeds will not count toward the minimum liquidity balance; provided, further, that the lease exit costs acceptable to the Steering Committee will be added back to the liquidity balance for such purposes; and

●	except as expressly contemplated by the Transaction Support Agreement or otherwise in the ordinary course of business consistent with past practice, each of the Company Parties shall not, except with the prior written consent of the Steering Committee, (A) amend its organizational documents or convene a meeting for the purpose of amending its organizational documents, (B) amend, alter, combine or reclassify any shares of its capital stock or its authorized share capital or declare, set aside, or pay any dividend or other distribution in respect of its capital stock or share capital (other than intercompany dividends), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its equity securities, or convene a meeting for the purpose of taking any of the mentioned actions, (C) issue, deliver or sell, or authorize the issuance, delivery or sale of, any of its equity securities or amend any term of any of its equity securities, (D) make any material payments, dispositions, or investments, grant any pledge, lien, security interest, or charge, or enter into any transactions that are outside the ordinary course of business consistent with past practice, except pursuant to arrangements in effect as of the date of the Transaction Support Agreement, (E) restrict or encumber cash or cash equivalent balances in excess of the amounts restricted or encumbered as of the date of the Transaction Support Agreement, (F) make any material changes to employee agreements or arrangements, other than retention payments to be made to members of management in connection with the Transactions in an aggregate amount not to exceed £524,000, or (G) enter into an agreement to do any of the foregoing.

The Company also agreed to undertake commercially reasonable efforts to maintain the public listing of its Class A ordinary shares on the New York Stock Exchange, the Nasdaq Stock Market LLC or such other reputable international exchange mutually agreed upon by the Company and the Steering Committee for a period of at least six (6) months after the execution of the Transaction Support Agreement but in any event no less than three (3) months following the Closing Date; provided that such period may be extended to the extent necessary to ensure that the Company’s executive officers and directors (and former executive officers and directors) have at least 30 open trading days following the Closing Date on which to trade their Class A ordinary shares, if they choose to do so.

Closing Conditions

The closing of the Transactions and the obligations of the parties in connection therewith are subject to satisfaction of the following conditions, in addition to other customary conditions:

●	the Form F-1, registering the issuance of the New Warrants and the issuance of the Class A ordinary shares issuable upon exercise of the New Warrants, shall have been declared effective by the SEC;

●	our shareholders shall have approved the Transactions in the manner contemplated in the term sheet attached to the Transaction Support Agreement and the Reverse Stock Split and Share Increase shall have been effectuated;

●	unless the Transactions are implemented through an English restructuring plan or an English scheme of arrangement, the Consenting Noteholders must own or control, in the aggregate, no less than 100% of the aggregate outstanding principal amount of the Convertible Notes;

●	if the Transactions are effected through an English restructuring plan or an English scheme of arrangement, the restructuring plan or scheme of arrangement shall have been approved by the applicable English court and shall have been recognized by an order of an applicable US court; and

●	the Company shall have paid or reimbursed in full any and all financial advisory and legal fees and expenses of the Consenting Noteholders in accordance with the terms of the Transaction Support Agreement.

The Company expects the Transactions to close in the fourth quarter of 2023. A proxy statement seeking shareholder approval of the Transactions, including the Reverse Stock Split and the Share Increase, will be distributed to the Company’s shareholders and furnished to the SEC.

Termination

The Transaction Support Agreement may be terminated by the Company Parties upon the occurrence of any of the following events:

●	with respect to the applicable Consenting Stakeholder only, the material breach by any of the Consenting Stakeholders of any covenant or other obligation contained in the Transaction Support Agreement if such breach remains uncured for five business days after receipt of written notice thereof;

●	with respect to the applicable Consenting Stakeholder only, a representation or warranty made by a Consenting Stakeholder was untrue in any material respect when made;

●	the definitive documents include terms that are materially inconsistent with the Transaction Support Agreement and are not otherwise reasonably acceptable to the Company, and such event remains unremedied for a period of five business days following the receipt of notice thereof;

●	the Board reasonably determines in good faith, taking into account the advice of outside counsel, that continued performance under the Transaction Support Agreement or pursuit of the Transactions would be inconsistent with the exercise of its fiduciary or other duties under applicable law;

●	the issuance by any governmental authority of any ruling, judgment or order declaring the Transaction Support Agreement to be unenforceable, enjoining the consummation of the Transactions or rendering illegal the Transaction Support Agreement or the Transactions and either (A) such ruling, judgment or order has been issued at the request of a Consenting Stakeholder or (B) in all other circumstances such ruling, judgment or waiver has not been stayed, reversed or vacated within 25 calendar days after such issuance;

●	with respect to the applicable Consenting Stakeholder only, if any Consenting Stakeholder publicly announces an intention not to support the Transactions or proposes, supports or agrees in writing to pursue or support any other transaction in respect of the Company or validly terminates the Transaction Support Agreement;

●	if the definitive documents shall not have been executed and delivered or filed by the November 15, 2023, unless such date is extended to December 31, 2023 or later in accordance with the terms of the Transaction Support Agreement (the “Outside Date”);

●	with respect to the applicable Consenting Stakeholder only, if a Consenting Stakeholder does not comply in any material respect with its obligations to support the Transactions and to forbear from exercising rights and remedies against the Company; and

●	if a Scheme Transaction Trigger Event has occurred and Consenting Noteholders own or control, in the aggregate, 75% or less of the aggregate principal amount of the Convertible Notes.

The Transaction Support Agreement may be terminated by any Consenting Stakeholder upon the occurrence of any of the following events:

●	the material breach by the Company or (with respect to such Consenting Stakeholder only) another Consenting Stakeholder of any covenant or any other obligation contained in the Transaction Support Agreement if such breach remains uncured for five business days after receipt of written notice thereof;

●	the representations or warranties made by the Company were untrue in any material respect when made;

●	the representations or warranties made by any Consenting Stakeholder was untrue in any material respect when made (and only with respect to such Consenting Stakeholder);

●	the definitive documents and any amendments, modifications or supplements thereto include terms that are materially inconsistent with the Transaction Support Agreement and are not otherwise reasonably acceptable to the Consenting Stakeholders who have consent rights with respect to such definitive document, and such event remains unremedied for a period of five business days following the receipt of notice thereof;

●	the issuance by any governmental authority of any ruling, judgment or order declaring the Transaction Support Agreement to be unenforceable, enjoining the consummation of the Transaction or rendering illegal the Transaction Support Agreement or the Transactions and either (A) such ruling, judgment or order has been issued at the request of a Company Party or (B) in all other circumstances, such ruling, judgment or other has not been stayed, reversed or vacated within 25 calendar days after such issuance;

●	if any Company Party (other than a shareholder of the Company in respect of an alternative proposal submitted in response to the Company solicitation of proposals in the proxy statement for the shareholder vote related to the Transactions) (A) proposes, supports, or agrees in writing to pursue to the exclusion of the Transaction an alternative transaction (other than with respect to a fiduciary out), or (B) validly terminates the Transaction Support Agreement as to themselves;

●	if the definitive documents shall not have been executed and delivered or filed by the Outside Date;

●	if the Company does not comply in any material respect with its covenants contained in the Transaction Support Agreement;

●	the occurrence of any material adverse effect (as defined in the Transaction Support Agreement);

●	if the Company distributes publicly proxy documents with a statement regarding the ability of our shareholders to submit alternative proposals other than the alternative proposal statement as agreed between the Company and the Steering Committee;

●	if the Company breaches its agreement to maintain, at all times until termination of the Transaction Support Agreement or the closing of the Transactions, cash and cash-financed retail inventory together totaling at least £170 million in value, which such amount shall be decreased by (x) any fees and expenses incurred in connection with the Transactions and paid or reimbursed by the Company as of the date of any calculation and (y) £10 million on October 1, 2023 and £10 million on the first day of each succeeding calendar month;

●	if the Company makes any payment to any Convertible Noteholder seeking to exercise any rights under the indenture governing the Convertible Notes other than as expressly permitted by the Transaction Support Agreement;

●	if a Scheme Transaction Trigger Event has occurred, any failure to meet any of the Scheme Transaction milestone dates specified in the Transaction Support Agreement; or

●	if a Scheme Transaction Trigger Event has occurred and the Consenting Noteholders own or control, in the aggregate, 75% or less of the aggregate principal amount of the Convertible Notes.

The Transaction Support Agreement may be terminated by mutual agreement of each of the Transaction Support Parties upon the receipt of written notice delivered in accordance with the Transaction Support Agreement.

The Transaction Support Agreement will also terminate automatically upon the occurrence of any of the following events:

●	other than as may arise in connection with a Scheme Transaction, upon the Company commencing or filing any proceeding under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution, or liquidation law of any jurisdiction, the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of their property;

●	other than as may arise in connection with a Scheme Transaction, upon the Company applying for or consenting to the appointment of or the taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of their property;

●	other than as may arise in connection with a Scheme Transaction, upon the Company making an assignment for the benefit of creditors or admission in writing of its inability to pay its debts generally as they become due;

●	if the Company fails to adhere to its agreements (A) to not send any notice of repurchase price under the indenture governing the Convertible Notes and (B) to not make any payment, exchange or conversion to any holder of Convertible Notes seeking to exercise or exercising any rights under the indenture governing the Convertible Notes;

●	if the consummation of the Transactions has not occurred on or before the Outside Date; or

●	upon the occurrence of the Closing Date.

New Notes Indenture

On or around the Closing Date, the Company expects to issue $200 million of the New Notes, pursuant to the New Notes Indenture to be entered into by and between the Company and U.S. Bank Trust Company, National Association, as trustee.

The New Notes will be senior secured obligations of the Company, guaranteed by all of the Company’s existing subsidiaries organized in the UK and, subject to a materiality threshold and guarantor coverage test, will be guaranteed by other subsidiaries of the Company and secured by certain of the assets of the Company and the guarantors, subject to exceptions and limitations. Interest on the New Notes will accrue at a rate of 6% per annum from the date of the issuance of the New Notes, with a minimum of 4% payable in cash and, at the option of the Company, up to 2% payable in kind, and will be payable semi-annually. The New Notes will be redeemable at the option of the Company in the first two years after issuance only upon payment of a make-whole premium and thereafter will be redeemable upon payment of a 4% premium in the third year after issuance and 2% in the fourth year after issuance. Upon the occurrence of a change of control, the Company will be required to offer to repurchase the New Notes at 101% of their principal amount plus accrued interest. The New Notes will mature on February 16, 2027, unless earlier redeemed or repurchased in accordance with the terms of the New Notes.

The New Notes Indenture will contain incurrence-based negative covenants customary for notes of this nature, including but not limited to, (i) limitations on debt, (ii) limitations on liens, (iii) limitations on mergers, consolidations or sales of all or substantially all assets, (iv) limitations on transactions with affiliates, (v) limitations on restricted payments, (vi) limitations on dividends and other payment restrictions affecting any direct or indirect restricted subsidiaries, (vii) limitations on future guarantees by restricted subsidiaries without such subsidiaries also guaranteeing the New Notes, (viii) limitations on disposals of assets, (ix) limitations on impairment of security, (x) suspension of covenants on achievement of investment grade status, (xi) holding company covenant and (xii) limitations on business activities. The New Notes Indenture will also include usual and customary affirmative covenants, including but not limited to, (i) further assurance, (ii) payment of obligations, (iii) reporting, and (iv) compliance certificate. The New Notes will also include a minimum liquidity covenant to be set at £50 million, tested quarterly.

The New Notes Indenture will contain other customary terms including with respect to events of default, amendments, defeasance, and satisfaction and discharge, and will be governed by New York law.

 Prior to the first interest payment date, the New Notes shall be listed and admitted to trading on the Official List of The International Stock Exchange and/or another recognized stock exchange (within the meaning of Section 1005 of the Income Tax Act of 2007 of the United Kingdom (“ITA”) for the purposes of section 987 of the ITA) acceptable to the Steering Committee and the Company and, following such listing, the Company shall maintain the listing of the New Notes on that exchange.

The foregoing description of the New Notes Indenture, is not complete and is qualified in its entirety by reference to the New Notes Indenture, the form of which will be included as an exhibit to the Form F-1.

New Warrant Agreements

On or around the Closing Date, the Company expects to issue three tranches of New Warrants pursuant to the New Warrant Agreements, to be entered into by and between the Company and Equiniti, as warrant agent. See “— Transaction Support Agreement — New Warrants” above for more information regarding the terms of the New Warrants.

The foregoing description of the New Warrant Agreements is not complete and is qualified in its entirety by reference to the New Warrant Agreements, the form of which will be included as an exhibit to the Form F-1.

New Registration Rights Agreement

On or around the Closing Date, the Company and the Consenting Noteholders will enter into a registration rights agreement (the “New Registration Rights Agreement”) pursuant to which the Company will file a shelf registration statement registering the resale of the New Shares by the Consenting Noteholders and which will provide for customary piggyback registration rights. The New Registration Rights Agreement will also provide that the Company will pay certain expenses relating to any such registration and related offering, subject to customary exceptions, and will indemnify the holders of securities registrable pursuant to the New Registration Rights Agreement against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.

The foregoing description of the New Registration Rights Agreement is not complete and is qualified in its entirety by reference to the New Registration Rights Agreement, the form of which will be included as an exhibit to the Form F-1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAZOO GROUP LTD

Date: October 2, 2023	By:	/s/ Paul Woolf
		Name:	Paul Woolf
		Title:	Chief Financial Officer